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07020248

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 16 2007

THOMSON FINANCIAL

FILE NO. 82- 00191

FISCAL YEAR 9-30-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

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DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/10/07

Lonmin Plc
Annual Report

For the year ending 30 September 2006

LONMIN


LONMIN
PLATINUM
WEIGHT 4.068 KG
PURITY 99.98%
INGOT #2006.0468C

Building value

Lonmin is a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.



LONMIN
PLATINUM
PLATINUM
WEIGHT 4.068 Kg
PURITY 99.98%
INGOT #2006.0468C

Contents

Financial Highlights

- In a sustained strong market for Platinum Group Metals (PGMs) we achieved:
  - Record EBIT up 141% to US$842 million
  - Underlying earnings per share up 163% to 312.1 cents per share
  - Strong improvement in cash generation with free cash flow of US$290 million (203.4 cents per share)
- Record mine production of 1,017,137 ounces of Platinum in concentrate and sales of 952,682 ounces of Platinum and 1,817,624 ounces of total PGMs
- First Platinum major to convert old order mining rights to new order mining rights
- Growth target raised to around 1.4 million ounces of Platinum in 2012
- Effective conversion of US$215.8 million convertible bond
- Total dividend declarations of US$1.00 per share, an increase of 39% (final dividend 55 cents per share)

EBIT[1,3,4]



US$ million
900
800
700
600
500
400
300
200
100
0
333
298
304
350
842
2002
2003
2004
2005
2006

Platinum sales



Platinum (thousand ounces)
1,000
900
800
700
600
500
400
300
200
100
0
758
903
941
913
953
2002
2003
2004
2005
2006

Free cash flow[3,5]



US$ million
300
250
200
150
100
50
0
(7)
68
100
56
290
2002
2003
2004
2005
2006

Underlying EPS[2,3]



US cents per share
300
250
200
150
100
50
0
98.5
87.2
96.9
118.5
312.1
2002
2003
2004
2005
2006

Notes:

1 EBIT is operating profit which is defined as revenue and other operating expenses before net finance costs and before share of profit of associate and joint venture.

2 Underlying earnings per share are calculated on profit for the year excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses, an adjustment to the interest capitalised in prior years and, for 2005, the effect of a change in the South African tax rate on the opening deferred tax balance and reorganisation costs as disclosed in note 3 to the accounts.

3 Financials for the year 2002 to 2004 are as prepared under UK GAAP. For 2005 and 2006 the financials are prepared under IFRS. Details of the nature of the changes under IFRS can be found in Note 35 to the Accounts in the Annual Report.

4 EBIT for 2002 to 2004 has been restated to exclude profit or loss from associate and joint venture consistent with IFRS.

5 Free cash flow is presented in the Financial Review.

Financial Review

Introduction

The financial information presented for 2006 has been prepared on an IFRS basis for the first time. The comparative information for 2005 has been restated based on the accounting policies and adjustments as set out in detail in note 35 to the accounts.

Analysis of results

Income Statement

A comparison of the 2006 total operating profit with the prior year is set out below:

	$m
Total operating profit – 2005	350
Reorganisation cost – 2005	12
Underlying operating profit – 2005	362
Smelter insurance recovery – 2005	(22)
Price	579
Volume	37
Cost changes	(126)
Underlying operating profit – 2006	830
Sale of houses – 2006	12
Total operating profit – 2006	842

The 2005 total operating profit of $350 million was adversely impacted by reorganisation costs of $12 million however this was offset by a non-recurring insurance recovery relating to the 2004 smelter incident. The key feature impacting profit in 2006 has been a very strong market with the average price realised for the basket of metals sold at $30,916/kg up 55% on the prior year. Sales volumes of PGMs increased from 1,692,517 ounces to 1,817,624 ounces and revenue amounted to $1,855 million. After other cost changes of $126 million, which are explained in more detail below, the resulting underlying operating profit was $830 million up 129% on the prior year. This, when combined with a $12 million gain resulting from the sales of company owned housing, has resulted in a total operating profit for 2006 of $842 million.

Other cost changes (increase) / decrease:

	$m
Safety, health, environment and community ('SHEC')	(26)
Exploration and technical development	(14)
Inflation/other	(59)
Remuneration restructuring and skills retention	(18)
Plant running	(15)
Change of costing basis	(8)
Royalties	(6)
Depreciation and amortisation	(17)
Foreign exchange impact	37
	(126)

Given the strong market conditions, and to meet our obligations under our new order mining licence, the Group has chosen to invest $40 million by developing the business in a number of areas. We have invested some $26 million in SHEC projects to improve the safety, health and environment in which our employees work and to enhance the communities in which they live. We are pleased to have made significant reductions in our injury rate. We have also made substantial investments in mechanisation to develop our new generation platinum mines which will become operational in 2007 and furthermore we have increased our exploration funding.

During 2006 inflationary pressures have typically added some 7% to our cost base. This together with abnormal increases in raw materials and other costs has adversely impacted operating profit by $59 million. Furthermore, the booming mining sector has created strong competition for skilled resources. We have made significant changes in our remuneration policy during 2006. This has involved implementing skills retention programmes via share schemes and adjusting the level of bonuses. This approach has also seen the closure of the UK defined benefit pension scheme to new members which therefore limits the Group's future exposure.

Plant running costs increased in the year. This was partly caused by running the smaller capacity (and higher cost) Pyromet furnaces during the period of the smelter repair, but also reflected the introduction of new plant to reduce our environmental impact. As part of our implementation of SAP we have moved from a weekly to monthly costing basis. This resulted in a one-off catch-up of $8 million in 2006. Royalty payments have increased by $6 million reflecting the profit growth in the year. Depreciation and amortisation costs were up $17 million which effectively reflected the full year effect of the Limpopo mine following our acquisition of Southern Platinum Corporation on 15 June 2005.

The C1 cost per PGM ounce sold net of by-product credits on own production from the Marikana operations amounted to R2,441 for 2006 compared with R2,243 for 2005, an increase of 8.8%. However, as the South African Rand depreciated against the US Dollar during the year by some 7% this resulted in an increase in US$ unit costs of 2%. Further details of unit costs analysis can be found in the operating statistics table within the Annual Review.

Net finance costs in 2006 were $228 million compared with $34 million in 2005. In 2006 this includes a $227 million charge for the fair value movement of the embedded derivative in the convertible bond. Borrowing levels reduced towards the end of the year although interest rates on average were higher than in the previous year. Interest cover remained strong at 23.1 times (2005 – 15.1 times).

Profit before tax amounted to $633 million in 2006 compared with $319 million in 2005. Included in 2006 was the $227 million fair value adjustment on the convertible bond noted above.

The 2006 tax charge was $202 million compared with $118 million in 2005. The corporate tax rate in South Africa has remained at 29% during the year. The effective tax rate, excluding the effects of exchange, and special items was 34% compared with 38% last year mainly due to the utilisation of brought forward losses in Limpopo. The overall tax charge includes a credit of $67 million on the translation adjustment of the deferred tax balance resulting from the 22% depreciation of the closing Rand/$ exchange rates at the respective year ends.

Profit for the year attributable to equity shareholders amounted to $313 million (2005 – $158 million) and earnings per share were 219.5 cents compared with 111.5 cents in 2005. Underlying earnings per share, being earnings excluding special items, amounted to 312.1 cents (2005 – 118.5 cents).

Balance sheet

Equity interests were $1,089 million at 30 September 2006 compared with $838 million at 30 September 2005 principally reflecting the profit attributable to equity shareholders of Lonmin Plc of $313 million offset by dividends declared of $124 million and a fair value uplift in our investment in Platmin of $36 million.

Dividends are now recorded on a cash basis under IFRS and thus the $124 million includes $60 million for the 2005 final and $64 million for the 2006 interims.

Southern Platinum Corporation was acquired on 15 June 2005, with a compulsory acquisition of the remaining shares on 28 July 2005. During the current financial year the 8.5% minority interest in Limpopo was acquired for $13 million. The fair value assessment on the acquisition of Southern Platinum Corporation was finalised during the year. This resulted in an allocation of $60 million to goodwill and a restatement of the relevant opening balances in accordance with IFRS.

Net debt amounted to $458 million at 30 September 2006 with the main components being the convertible bonds of $216 million and bank loans of $288 million. Gearing was 27% compared with 41% at 30 September 2005, calculated on net borrowings attributable to the Group divided by those attributable net borrowings and the equity interests outstanding at the balance sheet date.

As at 15 November 2006 Lonmin Plc has given notice to force redemption of all outstanding convertible bonds at their principal amount. Given the expected differential between prevailing share prices and the conversion price of £12.33 it is expected that this will lead to the issue of 10,576,944 shares subsequent to the balance sheet date and a reduction in non-current financial liabilities of $211 million. This will further strengthen the Group balance sheet.

Cash flow

The following table summarises the main components of the cash flow during the year:

	2006 Total $m	2005 Total $m
Cash flow from operations	**722**	377
Interest and finance costs	**(31)**	(27)
Tax	**(185)**	(79)
Trading cash flow	**506**	271
Capital expenditure	**(182)**	(190)
Proceeds from disposal of assets held for sale	**28**	–
Dividends received from associate	**–**	2
Dividends paid to minority	**(62)**	(27)
Free cash flow	**290**	56
Acquisitions*	**(14)**	(212)
Financial investments	**(36)**	1
Shares issued	**15**	6
Equity dividends paid	**(124)**	(102)
Cash inflow/(outflow)	**131**	(251)
Opening net debt	**(585)**	(272)
Exchange	**(4)**	(2)
Net debt in subsidiaries acquired	**–**	(60)
Closing net debt	**(458)**	(585)
Trading cash flow (cents per share)	**354.9c**	191.2c
Free cash flow (cents per share)	**203.4c**	39.5c

* 2005 comparative includes $15 million on intangible non-current assets acquired in 2005.

Cash flow from operations was $722 million during 2006, a 92% increase on last year's figure of $377 million. Included was an outflow on working capital of $202 million compared with an outflow of $44 million last year. This was due to a build up in debtors resulting from price increases and the high volume of concentrate sales in the last quarter of the year which have significantly longer credit terms than spot metal sales. This will be reversed in the first half of the new financial year. After interest and finance costs of $31 million and tax payments of $185 million, trading cash flow amounted to $506 million in 2006 against $271 million in 2005, with trading cash flow per share of 354.9 cents in 2006 against 191.2 cents in 2005.

Capital expenditure of $182 million was incurred during the year, broadly in line with the prior year. Associate and minority dividends received and paid represented dividends from and to Incwala. Free cash flow amounted to $290 million with free cash flow per share at 203.4 cents (2005 – 39.5 cents). Acquisitions of $14 million in 2006 principally represented the buyout cost of the minority interest in Limpopo at $13 million. Financial investments primarily represented the purchase of a 22% stake in Platmin. After accounting for shares issued on the exercise of share options of $15 million and equity dividends paid of $124 million, the cash inflow was $131 million during 2006 and net debt amounted to $458 million at 30 September 2006.

Dividends

As dividends are now accounted for on a cash basis under IFRS the dividend shown in the accounts represents the 2005 final of 42 cents and the 2006 interim of 45 cents making a total of 87 cents for the year. In addition the Board recommends a final dividend of 55.0 cents (2005 – 42.0 cents).

Financial risk management

The Group's functional currency remains the US Dollar and the share capital of the Company is based in US Dollars.

The Group's business is mining and it does not undertake trading activity in financial instruments.

Interest rate risk
Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September 2006 represented $211 million of long-term borrowings in the form of US Dollar 3.75% convertible bonds due 2008 in the UK. In South Africa, a long-term bank loan of $288 million was drawn together with an overdraft of $18 million. Cash deposits represented balances of $47 million in the UK and $14 million in South Africa.

Liquidity risk
Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the foreseeable future. At the 2006 year end, the Group had $1,411 million of committed facilities in place, of which $499 million were drawn down.

Foreign currency risk
Foreign currency risk arises when movements in exchange rates, particularly the US Dollar against the South African Rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the majority of the revenue stream is in US Dollars. However, the bulk of the Group's costs, and taxes, are Rand driven. Most of the cash held in South Africa is in US Dollars and is normally remitted to the UK on a regular basis. Short-term working capital facilities required in South Africa are drawn primarily in US Dollars.

Fluctuations in the Rand to US Dollar exchange rate can have a significant impact on the Group's results. A strengthening of the Rand against the US Dollar has an adverse effect on profits due to the majority of costs being denominated in Rand. The approximate effect on the Group's results of a 10% movement in the Rand to US Dollar 2006 year average exchange rate would be as follows:

EBIT	± $87m
Profit for the year	± $51m
EPS (cents)	± 35.8c

These sensitivities are based on 2006 prices, costs and volumes and assume all other variables remain constant. They are estimated calculations only.

Commodity price risk
Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. Forward sales are undertaken where the Board determines that it is in the Group's interest to secure a proportion of future cash flows. The Group has undertaken a limited number of forwards on Nickel and Copper by-product sales as disclosed in note 21 to the financial statements.

The approximate effects on the Group's results of a 10% movement in the 2006 year average market prices for platinum (Pt), palladium (Pd) and rhodium (Rh) would be as follows:

	Pt	Pd	Rh
EBIT	± $103m	± $13m	± $53m
Profit for the year	± $60m	± $8m	± $31m
EPS (cents)	± 42.1c	± 5.4c	± 21.5c

The above sensitivities are based on 2006 volumes and assume all other variables remain constant. They are estimated calculations only.

John Robinson
Chief Financial Officer
14 November 2006

Directors' Report
for the year ended 30 September 2006

Principal activities of the Group
The principal activities of the Group during the year continued to be mining, refining and marketing of platinum group metals. Analyses of revenue, operating profit, principal activities and geographical origins appear in note 2 to the accounts and a list of the principal subsidiary undertakings, indicating their main activities, appears in note 36. This Directors' Report should be read in conjunction with the chairman's statement, the Chief Executive's Review and the Review of Operations, each contained within the separately published Annual Review, which together give a fair review of historic and likely future developments in the business of the Company and the principal trading operations of the Group. There were no material changes from 30 September 2006 to the date of this report.

Lonmin Plc operates in South Africa as a branch, which is registered in that country as an overseas company, in addition to the business conducted by its subsidiary undertakings.

Scheme of arrangement to acquire Messina Limited minority shareholding
As a result of the Company's acquisition of Southern Platinum Corp. in July 2005, the Company acquired a 91.5% interest in Messina Limited, a company incorporated and listed in South Africa which operates PGM mines in the Limpopo province. The Company made a cash offer in September 2005 of R33.00 per share for the outstanding shares in Messina, following which the Company implemented a scheme of arrangement on 9 December 2005 to acquire all the Messina shares not held by the Company or its subsidiaries. The offer price was increased to R45.00 per Messina share. The scheme of arrangement was approved by 88.1% of Messina minority shareholders on 16 January 2006 and was subsequently sanctioned by the High Court of South Africa on 24 January 2006. Messina Limited was delisted from the JSE on 7 February 2006.

Business Review and Group Results
The Directors present a Business Review, as required by Section 234ZZB of the Companies Act 1985. This comprises:
- The sections of the Chairman's Statement (on pages 2 and 3 of the Annual Review) entitled strategy, transformation and empowerment and markets;
- The Chief Executive's Review on pages 4 to 7 of the Annual Review.
- The Review of Operations on pages 10 to 19 of the Annual Review;
- The key performance indicators on page 23 of the Annual Review together with the Operational Statistics and Summary Financials on pages 28 to 29 and 30 to 31 (respectively) of the Annual Review;
- The Financial review on pages 2 to 5 of this Annual Report
- The discussion of Principal Risks and Uncertainties on pages 12 to 14 of this Annual Report.

Dividends
The Board recommends a net final dividend of 55 US cents per share to be paid, subject to approval by shareholders at the Annual General Meeting, on 9 Febuary 2007 to shareholders on the registers at the close of business on 12 January 2007. With the net interim dividend of 45 US cents paid on 4 August 2006, this would make a total dividend for the year of $1 per share (2005 – 72 US cents).

Directors' responsibilities
A statement of the Directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section within this Annual Report.

Accounting policies
The Lonmin Group financial statements are presented in accordance with adopted International Financial Reporting Standards. As the Group's functional currency is the US Dollar, this was also adopted as the Group's reporting currency in 1998.

Share capital and reserves
The authorised and issued share capital of the Company at 30 September 2006 and matters relating thereto is set out in note 26 to the accounts. The total share capital and reserves of the Group amounted to $1,089 million at 30 September 2006. This compares with $838 million at 30 September 2005 (as restated).

At the Annual General Meeting held on 26 January 2006, shareholders approved an authority for the Company to make market purchases of its own shares, up to a maximum of 14,200,000 shares (being approximately 10% of the issued share capital), at prices not less than the nominal value of each share (being $1) and not exceeding 105% of the average mid-market price for the preceding five business days. The Company made no purchases of its own shares during the year, and no shares were acquired by forfeiture or surrender or made subject to a lien or charge.

During the year, the Company allotted 850,350 ordinary shares of $1 each, for cash, following the exercise of options granted under the Company's savings-related and executive share option schemes and the conversion of the Company's convertible bonds.

Resolutions will be proposed at the forthcoming Annual General Meeting seeking shareholders' consent to the allotment of equity securities, a limited dis-application of the statutory pre-emption rights and an authority for the Company to make market purchases of its own shares. Further details are set out in the circular accompanying this document.

Directorate
The present Board of the Company and biographical details are set out on pages 26 and 27 of the Annual Review. All those named held office throughout the year.

At the forthcoming Annual General Meeting Brad Mills, Ian Farmer and Peter Godsoe retire by rotation, as does Roger Phillimore who is now subject to annual re-election having already served three three-year terms as a Director. Being eligible, each offers himself for re-election. The Board has carried out formal performance evaluations of all the Directors seeking re-election and has concluded that all of the Directors reviewed are effective and demonstrates commitment to his role. Further information on those seeking re-election is contained in the Annual General Meeting circular accompanying this document, and the Directors' biographies in the Annual Review.

Directors' interests
No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business. The interests of the Directors who held office at the end of the year are recorded in the Company's Register of Directors' Share and Debenture Interests and are shown in the Remuneration Committee Report on pages 28 and 29. No Director held any interests in the convertible bonds issued by the Company, or any beneficial interests in the share capital of any other Group company.

Substantial shareholdings
The Company had been notified of the following interests in 3% or more of the Company's issued ordinary share capital up to 14 November 2006:

	Number of shares	Percentage of the Company's issued share capital*
Prudential plc and group companies	21,431,219	15.06
Capital Group companies	10,232,561	7.10
Zurich Financial Services and Group companies	6,979,850	4.91
Lansdowne Partners Limited	5,755,746	4.00
Morgan Stanley Securities Limited	4,452,815	3.09

* Percentages as at date of notification

Charitable and political donations
No political donations were made during the year. Charitable donations made by the Group during the year in the United Kingdom amounted to £15,060 ($27,459) (2005 – £41,566 ($76,452)). The Group provides funding to the Lonmin Development Trust, through which a number of social welfare and community development issues are addressed. This funding is a fixed percentage of local South African profits averaged over the three preceding years, and therefore varies with the Group's historic profitability. The Group's contributions for the year amounted to R21 million ($3.1 million) (2005 – R42.4 million ($6.8 million)). A fuller explanation of this expenditure is contained in Lonmin's Sustainable Development Report for the year ended 30 September 2006 available from the Company Secretary, or which can be downloaded from the Company's website.

The Group now focuses its social welfare efforts in South Africa through the Lonmin Development Trust.

Research and development
Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given in the Review of Operations contained in the Annual Review.

Policy on the payment of creditors
The Company complies with, and has registered its support of, the Better Payment Practice Code, available from the Better Payment Practice Group website, www.payontime.co.uk. The Company has a consistent policy and practice of paying its bills in accordance with contracts by settling the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' standard terms of payment or by proposing alternative terms, but in either case then abiding by the agreed payment terms. Trade creditors of the Company at 30 September 2006 represented 9 days (2005 – 4 days) of annual purchases.

Annual General Meeting
The 2007 Annual General Meeting will be held at 11.00am on Thursday 25 January 2007 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. A separate circular containing the Notice of Meeting, together with an explanation of the items of special business, is enclosed with this Annual Report.

Auditors
A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the Annual General Meeting.

By order of the Board

Rob Bellhouse
Company Secretary
14 November 2006

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
Registered in England
Number 103002

Corporate Governance

The Combined Code

The Board is fully committed to the highest standards of corporate governance, which it believes creates the basis of business integrity needed to deliver robust and sustainable business results. This report, together with the Directors' Report, Remuneration Committee Report, Audit Committee Report and the Nomination Committee Report, has been prepared by reference to The Combined Code on Corporate Governance published by the Financial Reporting Council in July 2003. During the year to 30 September 2006 and to the date of this report, the Company has in all respects complied with the provisions of section 1 of the Combined Code.

The purpose of this report is to explain how the Company has applied the principles of good governance so far as these relate to listed companies. These cover four subject areas:

- Directors.
- Directors' remuneration.
- Accountability and audit.
- Relations with shareholders.

Directors

The Board

The Company is led and controlled by the Board of Directors. The Board currently has nine members, comprising an independent non-executive Chairman, five non-executive Directors, all of whom the Board judges to be independent, and three executive Directors.

Details of the individuals' skills and experience are contained in the Directors' biographies on pages 26 and 27 of the Annual Review.

The Board meets regularly, normally on six occasions during the year and more frequently if necessary, including two meetings in South Africa. The Board provides the entrepreneurial leadership, direction and control of the Company; is the custodian of the Company's strategic aims, vision and values; and ensures that the necessary financial and human resources are, and will continue to be, in place to enable the Company to meet its objectives. It has a formal schedule of matters reserved for its decision, the most material of which fall into the key areas listed below:

- Strategy and management.
- Financial reporting and control.
- Social, environmental and ethical matters.
- Contracts and financial commitments.
- External communications.
- Corporate governance.
- Remuneration.
- Board composition and membership.

Whilst all Directors have equal responsibility in law for managing the Company's affairs, it is the role of executive management to run the business within the parameters laid down by the Board and to produce clear, accurate and timely reports to enable the Board to assess management's performance. The executives make full use of the expertise and experience that the non-executive Directors bring from their business careers. The Chairman routinely holds discussions with non-executive Directors without the executive Directors being present.

All Directors freely express their views and may ask that these be recorded in the minutes where appropriate. The Company maintains, at its expense, a directors' and officers' liability insurance policy to afford an indemnity in certain circumstances for the benefit of Directors and other Group personnel. The insurance policy does not provide cover where the Director or officer has acted fraudulently or dishonestly.

In 1988, the then Board of the Company put in place indemnities to protect all past, present and future officers of the Company from all costs and expenses incurred in the defence of any civil or criminal procedings in which judgement is given in their favour or the proceedings are otherwise disposed of without a finding of fault or the successful application to court for relief from liability, to the fullest extent permitted by law. These indemnities remain in full force and effect.

Chairman and Chief Executive

The roles of Chairman and Chief Executive are clearly separated and set out in writing. The Chairman, who is an independent Director, is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda, and for ensuring that there is effective communication with all shareholders. The Chairman also facilitates the effective contribution of all Directors, and ensures that there is a constructive relationship between the executive and non-executive Directors. The role of the Chief Executive is to provide leadership to the executive team in running the business and to develop proposals for the Board to consider in all areas reserved for its judgement.

Board balance and independence

The Board believes that it has sufficient members to contain a balance of experience and skills, but is not so large as to be unwieldy. The quality of the individual Directors and the balance of the Board's composition ensures the Board's effectiveness with no one individual or group of individuals being able to dominate the decision taking. The Board keeps the membership of its committees under review, to ensure gradual refreshing of skills and experience. It is satisfied that all Directors have sufficient time to devote to their roles and that it is not placing undue reliance on key individuals.

Sir John Craven and Roger Phillimore have each served on the Board for a period of more than nine years. The Combined Code suggests (but does not explicitly state) that tenure beyond nine years may indicate that those individuals may no longer be seen as independent. The Board believes that independence is a state of mind and cannot be measured objectively. It is fully satisfied that both individuals and the other non-executive Directors demonstrate complete independence in character, judgement and action in fulfilling their duties and the Board resolved unanimously to offer fourth terms in office to both Directors. The Deputy Chairman, Roger Phillimore, in his capacity as Senior Independent Director, is available to shareholders if they have concerns which contact through the normal channels has failed to resolve, or for which such contact would be inappropriate.

The board performance evaluation process is designed to identify whether the Board possesses the relevant skills, knowledge and experience to fulfil its mandate, so enabling it to manage succession issues.

Appointments to the Board

To ensure a formal, rigorous and transparent procedure for the appointment of new directors to the Board, a Nomination Committee has been empowered. Its work is more fully described in its report on page 34. Appointments are made on merit and against objective criteria. In the case of candidates for non-executive directorships, care is taken to ascertain whether they have sufficient time available to meet their Board and, where relevant, committee responsibilities. As part of this process, candidates disclose all other time commitments and, on appointment, undertake to inform the Board of any changes. The terms and conditions of appointment of non-executive Directors are available for public inspection, and a sample letter of appointment is provided on the Company's website.

Board Committees

The Board has established four committees and provides sufficient resources to enable them to undertake their duties. Membership of these committees during the year to 30 September 2006 and to the date of this report is shown below.

	Remuneration	Audit	Nomination	Risk & SHEC[1]
Non-executive Directors				
Sir John Craven			Member[2]	
Peter Godsoe	Member		Member	
Sivi Gounden				Chairman[3]
Michael Hartnall	Member	Chairman		Member
Roger Phillimore	Chairman	Member	Chairman	
Karen de Segundo		Member		
Executive Director				
Brad Mills				Member[3]

1 The Risk & SHEC Committee comprises a number of senior managers in addition to those noted above
2 Member from 9 November 2005
3 From 10 November 2006. Prior to this date the committee was chaired by Mr Mills.

Information and professional development

The Board is supplied with regular and timely information in a form and of a quality that enables it to discharge its duties. All Directors are encouraged to make further enquiries as they feel appropriate of the executive Directors or management. Certain of the executive Directors are also directors of the principal operating subsidiaries, which provides them with further insight into the affairs of the Group. The Chairman ensures that all Directors continually update their skills and knowledge, and develop the familiarity with the Company's operations needed to fulfil their role. The Company provides the necessary resources for developing and updating all Directors' knowledge and capabilities, both on appointment and subsequently as necessary. This includes a full, formal and tailored induction programme, briefings on the legal, regulatory, financial and competitive environments in which the Company operates and, when appropriate, the opportunity of meeting a range of major shareholders and external advisors. There is a procedure in place for Directors to take independent professional advice, if they judge this to be necessary, at the Company's expense. In addition, Board committees are provided with sufficient resources, plus the power to co-opt such additional support as they may require from time to time, to undertake their duties. All Directors have access to the services of the Company Secretary, who is responsible for information flows to the Board, facilitating induction and assisting with professional development as required, ensuring compliance with Board procedure and applicable laws and regulation and advising the Board on corporate governance matters. The appointment or removal of the Company Secretary is a Board decision.

Performance evaluation

The Board has evaluated its own performance, that of the Board committees and of individual Directors. The review comprised informal contacts with individual Board members initiated by the Chairman throughout the year, and a formal session of the full Board at which individual Directors led the Board through a tailor-made questionnaire. The purpose of the evaluation was to assess the effectiveness of the Board process, information flow, Board composition and whether each Director continued to contribute effectively and demonstrate commitment to their role. There were no items arising from the review on which the Board felt the Chairman should act.

The Board met during the year under the chairmanship of the Senior Independent Director, without the Chairman being present, to assess the effectiveness of the Chairman. The unanimous conclusion was that the Chairman was fully committed to Lonmin and was effective in the role.

Succession planning
The Board formally reviews succession plans for all key management roles including executive directorships, on an annual basis. The purpose of this is twofold – firstly, to mitigate the risk of key roles not having one or more identified successors and secondly, to review potential development opportunitiess and career plans for talented individuals.

Attendance at Board meetings
The non-executive Directors make themselves available to management whenever required and there are numerous regular contacts outside the Board meeting schedule. The Board met formally on six occasions during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Sir John Craven	6	6
Ian Farmer	6	6
Peter Godsoe	6	6
Michael Hartnall	6	6
Brad Mills	6	6
Roger Phillimore	6	6
John Robinson	6	6
Karen de Segundo	6	6
Sivi Gounden	6	6

In addition, a further nine ad hoc meetings were held to issue formal approvals, or deal with other matters of a routine or administrative nature, which did not require attendance of the full Board.

Re-election of Directors
All Directors are required by the Company's Articles of Association to submit themselves to shareholders for re-election after first appointment and thereafter by rotation at least once every three years. Sufficient biographical and other information (including, in the case of a non-executive Director seeking re-election, a statement as to their continued effectiveness and commitment) is provided to enable shareholders to make an informed decision.

Directors' remuneration
While the Board is ultimately responsible for Directors' remuneration, the Remuneration Committee, consisting solely of independent non-executive Directors, is responsible for determining the remuneration and conditions of employment of executive Directors and senior executives. A report on Directors' remuneration, including a more detailed description of the role and activities of the Remuneration Committee is set out on pages 15 to 30.

Accountability and audit
Directors' responsibilities
The Directors are responsible for preparing the Annual Report (including a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement) and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRS as adopted by the EU and applicable law and they have elected to prepare the parent company financial statements in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The parent company financial statements are required to give a true and fair view of the state of affairs of the parent company.

In preparing each of the group and parent company financial statements, the Directors are required to:
- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- for the group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Disclosure of information to auditors

As required under Section 234ZA of the Companies Act 1985, so far as each current Director is aware, there is no information relevant to the audit of which the Company's auditors are unaware, and each Director has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any such information and to ensure that the Company's auditors are aware of that information.

Directors' approach

The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the Annual Review, Interim Report and other published documents and reports to regulators. The Board has established an Audit Committee to assist with this obligation. A report from the Audit Committee describing its work fully is set out on pages 31 to 33.

Going concern

The Directors consider that the Group has adequate resources to continue operating for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The Directors have satisfied themselves that the Group is in a sound financial position and that it has access to sufficient borrowing facilities to meet the Group's foreseeable cash requirements.

Internal control

The Company has complied and continues to comply with the provisions of the Combined Code on internal controls, and the relevant parts of the Turnbull and Smith guidance. There is an ongoing process in place for identifying, evaluating and managing the significant risks facing the Group that has been in place throughout the year under review and to the date of approval of the accounts. This process has been reviewed regularly by the audit committee and the board, and accords with the guidance appended to the Code.

For the avoidance of doubt, while the Board has overall responsibility for the Company's system of internal control, management is responsible for implementing agreed Board policies. Systems of internal control can only be designed to manage, rather than eliminate, the risk of failure to achieve the business objectives, and cannot provide absolute assurance against material misstatement or loss. The Company has an internal audit function which, to maintain independence and objectivity, is outsourced to an external provider.

The Board is responsible for reviewing the effectiveness of the system of internal control, including financial, operational and compliance controls and systems for the identification and management of risk, and has (with the assistance of the Audit Committee) undertaken such a review as part of the process of compiling this report. Whilst the Audit Committee routinely meets with both the internal and external auditors and discusses matters of internal control, it also performed (on behalf of the Board) a specific review of the internal control environment following the year end. This included reviewing the work of the numerous external assurance providers responsible for assessing the business and its control environment and considering progress made by management in mitigating the key risks facing the Group. This supplements all the other management reporting and discussion of risk and reports provided to the Audit Committee by the external auditors and other specialist advisors by way of combined assurance on the Group's risk and control environments. Action has been, or is being, taken where necessary to remedy any significant failings and weaknesses identified in the review of effectiveness of the internal control system.

Relations with shareholders

The Combined Code encourages a dialogue with institutional shareholders based on the mutual understanding of objectives. The Directors have regular dialogue with institutional shareholders, where they believe this to be in the interests of shareholders generally. Detailed feedback from these visits is shared with the Board, and a summary of the views expressed is presented to the next Board meeting. In addition, the Chairman routinely offers key shareholders the opportunity of meetings with either himself or the Senior Independent Director to discuss governance, strategy or any other matters shareholders wish to raise. Copies of analysts' notes on the Company are circulated to all Directors and senior executives, as are summaries of analysts' opinions collected anonymously by the Company's financial PR advisors. The Combined Code urges boards to use the annual general meeting to communicate with private investors and to encourage their participation, as well as offering some detailed guidance on procedure in connection with annual general meetings. The Board has followed these particular principles for many years. We give shareholders the opportunity to vote on every substantially different issue by proposing separate resolutions and use electronic poll voting on all resolutions. This enables the votes of all shareholders to be taken into account, whether they are able to attend the meeting or not, as well as providing a more discreet and democratic method of voting at the meeting. In recognition of the needs of private shareholders, the Company's website contains a range of investor relations materials, including up-to-date information on the Group's activities, copies of all presentation materials given to institutional investors and further explanation of the matters contained in the annual reporting documents.

This report was approved by the Board on 14 November 2006.

Principal Risks and Uncertainties

Introduction
Risk is an inevitable facet of business. Lonmin faces many risks to the delivery of its intended business outcomes. Lonmin has a formal process that identifies and reviews risks and devises mitigation plans to address the known risks, with progress against these action plans being reviewed regularly. The Company's strategy takes into account these known risks, but risks will exist of which we are currently unaware. As required by law, there is a discussion below of the principal risks and uncertainties faced by the Group based on our current understanding, but readers should be aware that this is not an exhaustive list, and new risks may emerge or the severity or probability of the occurrence of known risks may change from time to time.

Risks and uncertainties specific to Lonmin
Strategic risk – the Board of the Company has adopted its present strategy as it believes it is the one most likely to add the greatest value for shareholders and other stakeholders. The strategy is a product of our current understanding of the balance between supply and demand for Platinum Group Metals (PGMs), the implications of this for the pricing of the individual metals in the future, and the risk of successfully executing the strategy. It is possible that, with time, factors become known that indicate that the strategy currently being pursued is not the most efficacious and that alternative strategies may have been more appropriate.

Strategy execution risk – the Group has set stretching targets for the organic growth of its operations and for its growth generally. This will necessitate considerable capital investment, both to secure the resources and to build out mines and associated metallurgical processing capacity. The Group's existing operations will require continued capital expenditure both to maintain and expand above the current level of production. While the Group enjoys excellent relationships with its lenders and is currently able to support the level of debt it plans to carry, there is a risk that this changes in the future. In addition, the opportunity to acquire new resources that will provide the increased levels of production targeted by the Company may not arise, or may be priced at such a level that the Company decides not to pursue these. There is inherent uncertainty in any forecast, and therefore there will be uncertainty that forecast operational performance will be achieved. This may be due to changes in project execution risk that could result in high costs and delays. The Group is also leading the industry in terms of its commitment to mechanisation and automation. While well understood in the mining industry globally, the PGM sector in South Africa has not tended to adopt such strategies and there is inevitably risk associated with pioneering any new operational methodology. Finally, all of the expansion envisaged by the Group will require additional skilled people, at all levels of the organisation. In view of the global commodities boom, there is a significant shortage of skills in our industry and severe competition to secure the best people. There is therefore a risk that the Group may not be able to attract and retain the skilled people it needs to execute its strategy.

Adequate ore reserves and resources – in order to access the ore body, shafts need to be sunk and all of the underground infrastructure built ahead of time. This work is generically referred to as 'development' and requires considerable capital investment to access ore reserves, the quality of which is based on geological estimates. There is therefore risk associated with the variability in any ore body such as the Bushveld Igneous Complex, and while we have significant experience of our ore body, and have the benefit of a relatively constant ore body thickness and grade, there is no absolute assurance that we will not encounter variability in future. The Group's reserve estimates take into account actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as platinum price. As a control, the Group undertakes an annual audit of ore reserves by a competent person working to globally accepted standards, with independent confirmation occurring in every alternate year. These factors could result in reductions in its ore reserve and resource estimates, which could impact on our life of mine plans and consequently on the net present value of the Group.

Risks of disruption to production – while all mining companies are exposed to the risk of disruption to production (see the description on mining sector risks), there may well be risk factors specific to Lonmin that cause such interruptions to occur. The Group suffered explosions at its main smelter in December 2002 and November 2004 and while the method of operation of this critical bottleneck plant has been materially altered since that time and there is ongoing investment in alternative smelting capacity, the risk of further incidents cannot be ruled out. The smelter and associated base and precious metal refineries represent a critical bottleneck in the Group's processing capabilities with any material interruption to production at these sites having a material impact on the overall performance of the Group. While intermediate products could be sold externally to mitigate the impact of any such interruptions, this is likely to be at a lower margin than would be achieved were the materials fully processed in the Group's own operations. There may also be other Lonmin-specific factors such as industrial relations, power supply interruptions or natural phenomena that also lead to short-term production disruption.

Risks of cost inflation – there is a risk that the Group will not be able to implement its chosen strategy either successfully or quickly enough and as a consequence will suffer cost inflation in absolute terms and consequent margin erosion, leading to a reduction in its net present value. There is also a risk that Lonmin responds less well to industry-wide cost pressures (which are discussed in the section on mining sector risks) than its competitors. Such relative cost increases could result from Lonmin-specific factors (such as a deterioration in industrial relations, failure to implement mechanisation and automation quickly enough, poor purchasing negotiating skills) or from our competitors being able to address such cost pressures faster or more effectively.

Risks and uncertainties relating to the PGM industry

Market conditions : demand – demand for platinum, palladium and rhodium is primarily driven by the autocatalysis sector, with the main factors being the emissions standards imposed by legislation, the global trend towards diesel-engined vehicles (which predominantly use platinum as their catalyst) and increases in the number of cars manufactured globally. There is also some effect on demand from the engine size of the vehicles being manufactured and there will be changes in demand for each of the individual metals as the weightings used for catalysis alter with technological innovations. The platinum jewellery sector tends to be price-sensitive, although within this the bridal jewellery market shows less sensitivity to price. In recent years, the price-led reduction in demand for platinum jewellery has led to the birth of a market for palladium jewellery, so increasing demand for that metal. The remainder of the demand for PGMs comes from a variety of industrial applications, many of which are relatively new, and for which the demand sensitivity to price through the full commodity cycle has yet to be fully experienced and understood. Although the overall demand for PGMs generally is forecast to remain strong, there is a risk that the demand for each of the individual metals for use in autocatalysis will remain static or may even decline as the amount of material available from recycling continues to grow, and one metal is substituted with another. There is also a risk of a technological breakthrough enabling the wholesale replacement of PGMs as the primary material for autocatalysis. Within the jewellery sector, there is the risk of a reduction in demand for PGMs in general, and platinum in particular, due to increased substitution by other precious metals.

Market conditions : supply – clearly an over-supply of PGMs would have the same economic impact on commodity pricing as a reduction in the level of market demand. The vast majority of the world's PGM resources are in South Africa (which currently hosts over 75% of total worldwide platinum production), although there are significant commercial PGM ore bodies in Zimbabwe, Russia, Canada and the USA. At the macro-economic level, the relative levels of country risk associated with each jurisdiction may have an impact on the quantities of PGMs produced in each year, with the risk that there may be fluctuations in the level of supply caused by local economic and regulatory conditions. The decisions made by each of the major PGM producers will also have an effect on the overall level of market supply, and although each of the industry majors has an aggressive growth profile and a number of smaller competitors have ambitious plans, there must be significant uncertainty as to whether or not all of the projects currently planned by the PGM industry will ultimately be developed to full production. There remains a degree of risk that a major new ore body will be discovered that would fundamentally alter the balance between supply and demand, and therefore the long-term price of PGMs in general and platinum in particular.

Market conditions : commodity price – the market price for platinum can fluctuate widely, both from the impact of the normal supply and demand factors, but also as a consequence of speculation in the individual metals. Therefore there is a risk that the price of any given metal may fall and that speculation may accentuate this trend. The price of platinum may also be affected by various other uncertain market factors, such as financial market expectations regarding interest and inflation rates and movements in the relative worth of currencies.

Risks and uncertainties relating to the mining sector generally

Cost pressures – labour, steel, fuel, power, consumables, chemical reagents, explosives and tyres form a relatively large part of the operating costs of any mining company. The Group is not immune to these cost pressures and increases in any or all of these would have a profound impact on operating costs and, in the absence of mitigating economic fluctuations, result in significant increases in total expenditure, reduction of profit margins and thereby reduce the net present value of the Company. These cost pressures are exacerbated by two additional trends. Firstly, most underground mines are now generally facing the challenge of extracting minerals from greater depths, which requires higher levels of support (and therefore greater use of steel and other materials) and greater ventilation and air cooling, which requires additional power. Industry-wide, costs are therefore rising more quickly than would otherwise be the case. Secondly, most mining companies are looking to expand production during the current global commodities boom, which has significantly increased demand for all of these key inputs and led to price rises.

The Group's labour costs are incurred primarily in South Africa, and although cost inflation in that country is now well controlled, almost all employees are members of recognised trades unions, and there is a risk that wages may increase by more than the rate of inflation. As a consequence, the Group must strike the right balance between risking interruptions to production and the additional costs that would be incurred in meeting the wage demands made by our employees' trade unions. There is also a long term decline in employee productivity faced by the entire industry which further exacerbates the cost trend. The Group's response has been to develop a strategy for the mechanisation and automation of its mines, but labour costs will remain a material expense for the Group for the foreseeable future.

The cost of executing planned capital projects is affected by all of these factors, and is additionally exposed to the risks of delay in bringing the new capacity into production. Currently high levels of demand mean that certain types of equipment are difficult to source without significant delay, and there is a significant risk of cost over-runs on capital projects caused by both the underlying cost pressures and the delay in installing critical plant. There is therefore a risk that capital projects are not pursued as planned, are deferred to a later time or, if implemented, fail to deliver the expected financial benefits or to deliver production on time.

Risks of disruption to production – Mining is susceptible to numerous events that may have an adverse impact on the performance of the Group, either by causing severe damage to capital assets, or require the suspension, or even termination of operations. These events include, but are not limited to the availability of critical inputs (including power and water),

Principal Risks and Uncertainties continued

environmental hazards, industrial accidents, underground fires, labour disputes, encountering unexpected geological formations, unanticipated ground and water conditions, accidents in underground operations, failure of mining pit slopes and tailings dam walls, legal and regulatory restrictions and changes to such restrictions, seismic activity; and other natural phenomena, such as floods or inclement weather conditions.

Employee-related risks – as noted above, mining operations in South Africa are highly unionised, and in Lonmin's case a single union represents the vast majority of the Group's workers. There is therefore a risk that strikes or other types of conflict with unions or employees may occur which, if material, could have an adverse effect on the Group's performance and its financial condition. HIV/AIDS remains the major healthcare challenge faced by the Group's operations, with a 2003 epidemiological survey (one of the largest ever undertaken in South Africa) suggesting that 26% of our employees are HIV positive. In response, the Group has initiated a programme of anti-retroviral drugs for those whom it might benefit, backed up by appropriate encouragement to undertake an HIV test through a voluntary counselling and testing programme. While the results of this have been very encouraging, with the vast majority of those who may benefit now on ART and generally back at work, HIV/AIDS will pose an ongoing and conceivably increasing risk for the foreseeable future. The other principal challenges facing the Group are tuberculosis and other occupational lung diseases, particularly among those who have previously worked in South Africa's gold mines.

Land claims – because of historical factors, the ownership of land in South Africa can be subject to challenge from those alleging that they were wrongfully dispossessed of the land. In common with the rest of the industry, the Group faces a number of such claims. Successful land claims on property falling within the Group's mining licence areas could increase the Group's cost base as compensation would be payable to land owners for any loss or damage suffered by them as a result of prospecting or mining operations conducted by the Group on their property.

Macro-economic factors

Risks associated with the countries in which we operate – the Group operates in three countries and has joint venture interests in two others. In each jurisdiction, the legal and regulatory regimes will continue to evolve in response to external events, and the Group must address the obligations and responsibilities that this creates. While the Group does and would lobby for change where appropriate, any such changes are ultimately driven by the governments of those countries and are outside the Group's control. There is therefore a risk that change may be introduced which materially disadvantages the Group, and with which it must comply.

Market conditions : foreign exchange and financial risk – The Group also faces the risk of fluctuations in profitability caused by movements in foreign exchange rates and is particularly sensitive to movements in US Dollar / South African Rand currency pair. Most of the Group's operations are in South Africa and so incur costs in Rand, while the revenue stream is almost wholly denominated in US dollars. Further information about how the Group manages foreign exchange risk is included in the Financial Review. The Financial Review also provides details of other financial risks including interest rate risk, liquidity risk and commodity price risk.

Legislative and regulatory risk – Mining companies globally are subject to a variety of local industry-specific laws and regulations. If these laws and regulations were to change and material additional expenditure were required to comply with such new laws and regulations, it could adversely affect the Group's performance and its financial condition.

World economic conditions – demand for the Group's products is a factor of world economic conditions – for example, during a consumer boom more automobiles will be sold, creating greater demand for PGMs. However, during a world economic slowdown or recession, it is possible that demand for all products, including those containing, or made in processes requiring the use of, PGMs would reduce and commodity prices generally would fall. As a consequence, the Group's prosperity is intricately linked to general economic conditions and there is a risk of material deterioration in the Group's performance and finances during such macro-economic events.

Remuneration Committee Report
for the year ended 30 September 2006

The report below has been prepared by the Remuneration Committee and approved by the Board. KPMG Audit Plc have audited the following items stipulated in law for their review:
- The table of Directors' remuneration and associated footnotes on page 18, and the disclosure of the items comprising the Directors' benefits in kind.
- The table of Directors' defined benefit pension entitlements and associated footnotes on page 21.
- The disclosure of Directors' defined contribution pension arrangements on page 20.
- The tables of Directors' share options and awards and associated footnotes on page 29.

Role of the Remuneration Committee
The Remuneration Committee is a formal committee of the Board, and has powers delegated to it under the Articles of Association. Its remit is set out in terms of reference formally adopted by the Board, which were last reviewed in November 2005. A copy of the terms of reference is available on the Company's website. The primary purposes of the Remuneration Committee are set out in its terms of reference and are:
- to make recommendations to the Board on the Company's framework of executive remuneration;
- to determine individual remuneration packages within that framework for the executive Directors and certain senior employees;
- to oversee the administration of the Company's incentive schemes;
- to review Directors' expenses; and
- to oversee the Company's executive pension arrangements;

all of which it carries out on behalf of the Board.

The Committee is authorised to seek information from any Director or employee of the Group and co-opt any resources (including external professional assistance) it sees fit in order to fulfil its duties. Minutes of all meetings of the Committee are circulated to all Directors, and supplemented by a verbal update from the Committee Chairman at the next Board meeting, identifying any material matters which arose from the Committee's work. The Committee presents a summary of its activities to shareholders and other interested parties by means of this report, and the Committee Chairman attends the Annual General Meeting to answer any questions on the Committee's activities.

Composition of the Remuneration Committee
All independent Directors, with the exception of the Chairman of the Board, are eligible to become members of the Committee. The Board is empowered to appoint or remove members. Any two members of the Committee form a quorum. The Committee comprised the following members during the year and to the date of this report, except where stated otherwise:
- Roger Phillimore – an independent director, who has been a member of the Remuneration Committee and its Chairman since September 2002.
- Peter Godsoe – an independent director who has been a member of the Remuneration Committee since September 2002.
- Michael Hartnall – an independent director, who has been a member of the Remuneration Committee since May 2003.

Given their diverse backgrounds and experience, the Board believes that the Committee members are able to offer a balanced view on executive remuneration issues. Each member receives an annual fee of £5,000 for serving as a member of the Committee or, in the case of the Chairman, £10,000. These fees are included in the table of Directors' remuneration on page 18 and a detailed breakdown is also provided on page 19. All members of the Committee are provided with a full induction into the role of the Committee and the operation of its terms of reference on first appointment. Access to training is provided on an ongoing basis to ensure that members are able to discharge their duties. Throughout the year, the Committee was assisted in its work by PricewaterhouseCoopers, an independent firm of remuneration consultants who were appointed by, and report to, the Committee. PricewaterhouseCoopers had no other material involvement with the Company or Group during the year. The Company Secretary acts as secretary to the Committee. In addition, the Committee received recommendations from the Chief Executive in relation to remuneration of executive Directors and senior managers. Meetings of the Committee are attended by the Chief Executive, the Vice President – Human Capital and the Company Secretary, none of whom do so as of right and who do not attend when their own remuneration is being discussed.

Activities of the Remuneration Committee
The Committee normally meets four times annually, and reports its material findings to the next Board meeting. The principal business of these meetings is:
- **November:** approval or review of changes affecting those within the Committee's purview, salary review for executive Directors and senior executives based on performance appraisal data, external salary benchmarking review, approval for payment of short-term incentives for the prior year, consideration of detailed design of the short-term incentive plan for the current year, approval of offer of Deferred Annual Bonus Plan (DABP) awards including settling the performance condition, review of status of performance conditions attaching to outstanding options and awards, approval of the Remuneration Committee Report and any relevant Annual General Meeting business, review of Directors' expenses for the quarter to end September.
- **March:** approval or review of changes affecting those within the Committee's purview, review of projected short-term incentives for the current year, review of status of performance conditions attaching to outstanding options and awards, review of Directors' expenses for the quarter to end December.
- **April:** approval or review of changes affecting those within the Committee's purview, review of projected short-term incentives for the current year, approval of awards to be made under the Long Term Incentive Plan (LTIP) and Stay & Prosper plans, review of status of performance conditions attaching to outstanding options and awards, review of Directors' expenses for the quarter to end March.

- **September:** approval or review of changes affecting those within the Committee's purview, review of projected short-term incentives for the current year, review of initial design of the short-term incentive plan for the new financial year, review of status of performance conditions attaching to outstanding options and awards, review of Directors' expenses for the quarter to end June, review of the effectiveness of the Committee and its Chairman.

In addition to the routine business described above, the Committee also undertook the following activities during the year and in the period to the date of this report in discharging its responsibilities:

- Review of remuneration strategy and development of proposals to better align senior executives' pay with shareholders' interests by replacing defined benefit pension provision with a new defined contribution scheme and an increase in the weighting to performance-related reward
- Consideration of the corporate governance implications of the Company's remuneration programme, including evaluating feedback from institutional shareholder consultations
- Review of the Group's talent assessment process and outcomes, and consideration of the results of the half- and full-year performance appraisal exercises
- Approval of amendments to the Committee's terms of reference
- Approval of an offer of savings related share options
- Approval of one-off awards under the Scarce Skills Retention Plan
- Review of the hedging position of the Company's employee benefit trust
- Development of proposals for amendment of the DABP and the introduction of a formal Co-Investment Plan (CIP) for adoption by shareholders at the 2007 Annual General Meeting.

The committee met four times during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Peter Godsoe	4	4
Michael Hartnall	4	4
Roger Phillimore	4	4

In addition, a further six ad hoc meetings were held to issue formal approvals, or deal with other matters of a routine or administrative nature for which full attendance was not required.

The Combined Code

The Directors consider that the Company has, throughout the year, complied with the provisions relating to Directors' remuneration set out in the Combined Code.

Relations with shareholders

The Committee is strongly committed to open and transparent dialogue with shareholders on remuneration matters. During the year, the Committee Chairman met with a number of our institutional investors and separately wrote to them and to various representative bodies such as the ABI to discuss proposed changes to the remuneration packages of the Directors and senior executives.

Remuneration policy and practice

Non-executive Directors

The Board, with the benefit of independent professional advice, determines the fees of the non-executive Directors. When deciding an appropriate level of fee for each non-executive Director, the Board considers the responsibility and time commitment required of each individual, taking into account the number of meetings each attends, the time required for reading Board and other papers, their membership or chairmanship of Board Committees or (in the case of Sir John Craven) chairmanship of the Board, and the significant overseas travel required of all non-executive Directors by the Company.

Executive Directors and senior executives

The Committee's remuneration policy is geared towards providing a level of remuneration which attracts, retains and motivates Directors and senior managers, but at the same time ensures remuneration is consistent with best practice and aligned with the interests of the Company's shareholders. Importantly, no Director plays any part in setting his own remuneration.

In setting the remuneration of individuals within this framework, the Committee seeks to give the individuals every encouragement to enhance the Company's performance whilst ensuring that they are fairly, but responsibly, rewarded for their individual contributions. It also takes into account levels of pay and rates of annual increase elsewhere in the Group. The Committee's strategy is a carefully balanced blend of fixed and performance-related pay geared to deliver over the short, medium and long term. The structure of the remuneration offered to the executive Directors and senior executives and the underlying principles on which the package is predicated are detailed opposite.

	Objective	Performance period	Basis of delivery
Base salary	• Reflects market median levels based on role and individual skill and experience • Pay is linked to performance as measured in annual performance review (APR) process	• Reviewed annually	• Increase linked to APR result and then benchmarked against other UK listed companies of comparable size and (where appropriate) a peer group of international companies in mining sector • Individual performance and contribution recognised to ensure market competitiveness
Pension	• Provides a market competitive level of provision with good flexibility while minimising risk to the Company	• Cost increases in line with salary growth	• Defined contribution benefits or cash-settled salary supplement at the executive's choice
Bonus	• Incentivises achievement of annual objectives consistent with the medium to short term strategic needs of the business	• Reviewed annually	• Balanced scorecard based on combination of corporate and personal objectives (further details on page 22)
DABP	• Incentivises high performance • Forces alignment with shareholders' interests by requiring executives to put value at risk through mandatory deferral • Retention incentive	• Annual deferrals and matched awards • Three year performance period	• Half of award subject to demanding EBIT targets • Half of award subject to demanding RTSR targets (further details on page 23) • Maximum reward will only occur for upper quartile performance
LTIP	• Incentivises long term value creation • Alignment with shareholders' objectives • Retention incentive • Upper quartile performance should lead to potential upper quartile total reward	• Annual awards • Three year performance period	• Half of award subject to demanding EBIT targets • Half of award subject to demanding RTSR targets (further details on page 24) • Maximum reward will only occur for top decile performance

Benchmarking methodology

The Committee is alert to the danger of paying more than is necessary, and monitors closely both basic pay and total remuneration for executive Directors and senior executives in the light of individual and corporate performance, to ensure that the Company's reward structures remain appropriate and that total reward is capable of reaching top quartile levels, where justified by performance.

The Committee routinely analyses remuneration practices in two groups of comparable companies, the first being UK listed businesses of comparable size and scope to Lonmin, the second being direct international peers in the mining sector with whom we are in direct competition in the recruitment of experienced executive talent. The aim of the Remuneration Committee is to ensure that our remuneration framework is competitive with the latter without being out of step with the former. In this way, the Committee aims to avoid generating excessive reward for Lonmin's Directors and senior executives.

Full details of each element of the Directors' remuneration package are set out on page 18 together with an analysis on page 19 showing the various elements of remuneration as a percentage of base salary.

Remuneration Committee Report continued

Performance graphs

The primary role of the Directors is to deliver value to shareholders, and it is against this backdrop that their remuneration must be assessed. The graphs below show the value, at 30 September 2006, of £100 invested in Lonmin's shares five years previously, compared with the current value of the same amount invested at the same date in the FTSE Mining Sector and the FTSE All Share index, assuming dividends are reinvested in each case. The Company is a constituent of both these indices, and the Board believes that these comparisons most fairly illustrate the Company's performance in delivering value to shareholders relative to both the market as a whole and its UK listed peers.

TSR v FTSE Mining £


Lonmin – net total return
FTSE All-Share Mining – net total return
400
350
300
250
200
150
100
50
0
Sept 01
Sept 02
Sept 03
Sept 04
Sept 05
Sept 06

TSR v FTSE All-Share £


Lonmin – net total return
FTSE All-Share – net total return
400
350
300
250
200
150
100
50
0
Sept 01
Sept 02
Sept 03
Sept 04
Sept 05
Sept 06

Directors' remuneration

In respect of the year ended 30 September 2006 the Directors' remuneration settled in cash or at a cash cost to the Company was as shown in the table below. In addition, the executive Directors participated in pension arrangements and received long-term share incentives as detailed elsewhere in this report. A reconciliation of total remuneration for each executive Director is shown in the charts opposite.

Directors	Salary or fees[1] £	Benefits in kind £	Cash payment in lieu of pension[2] £	Short-term incentives £	Other[3] £	Total for year to 30.09.06 £	Total for year to 30.09.05 £
Executive Directors							
Brad Mills	573,000	141,104	225,000	530,477	111,836	1,581,417	2,123,936
Ian Farmer	302,525	49,688	32,500	205,173		589,886	445,694
John Robinson	318,965	38,361	48,750	227,273		633,349	462,226
Non-executive Directors							
Sir John Craven	204,436	–	–	–	–	204,436	200,000
Peter Godsoe	60,000	–	–	–	–	60,000	67,673
Sivi Gounden	51,154	–	–	–	–	51,154	–
Michael Hartnall	80,000	–	–	–	–	80,000	80,000
Roger Phillimore	110,000	–	–	–	–	110,000	110,000
Karen de Segundo	57,500	–	–	–	–	57,500	24,179
Total	**1,757,580**	**229,153**	**306,250**	**962,923**	**111,836**	**3,367,742**	**3,513,708[7]**

Notes:

1 Salaries disclosed for the executive Directors are based on the period October 2005 to March 2006 (Brad Mills: £546,000, Ian Farmer: £280,050 and John Robinson: £312,930) and the six months April 2006 to September 2006 (Brad Mills: £600,000, Ian Farmer: £325,000 and John Robinson: £325,000). The salary figure disclosed for Sivi Gounden includes a payment made in the year of £1,154 which relates to fees for the period 23 to 30 September 2005.

2 Cash payments to Ian Farmer and John Robinson relate to the six months April to September 2006 following their withdrawal from the LSS pension scheme. The Company's pension contributions for the first six months of the year (Ian Farmer: £34,473 and John Robinson: £38,583) are reflected in the pension disclosure on page 21. The payment of £225,000 in respect of Brad Mills comprises a cash payment of £105,000 for the period October 2005 to March 2006 and a payment of £120,000 for the six months April 2006 to September 2006 into the defined contribution scheme.

3 The amount disclosed under "Other" in the table is the final cash payment to Mr Mills in partial compensation for the loss of long-term share incentives consequent upon his resignation from the employment of BHP Billiton

4 No director received any expense allowances or any compensation for loss of office during the year.

5 Although the Group's functional currency is US Dollars, these figures are stated in Sterling as the Directors' emoluments are paid in this currency.

6 Benefits in kind comprise cars, fuel, healthcare, medical, and, in the case of Brad Mills, accommodation and, in the case of Ian Farmer, a children's education allowance (paid until 5 April 2006).

7 Restated to exclude Directors who left during the prior year.

Non-executive Directors' fees

The fees payable to the non-executive Directors are set by the Board and are designed to ensure the Company attracts and retains individuals of the highest calibre. The Board commissions an independent review of non-executive Directors' fees every two years, the most recent of which was conducted in August 2005. No change was made to the non-executive Directors' fees, which have not been increased since 2002. A detailed breakdown of the fees paid to non-executive Directors during the year is provided:

Fees (£)	Directorship		Chairmanship fee		Remuneration		Audit		Nomination		Risk & SHEC	Total
Sir John Craven	50,000	C	150,000					M	4,436			204,436
Peter Godsoe	50,000			M	5,000			M	5,000			60,000
Sivi Gounden	51,154											51,154
Michael Hartnall	50,000			M	5,000	C	17,500			M	7,500	80,000
Roger Phillimore	50,000	D	35,000	C	10,000	M	7,500	C	7,500			110,000
Karen de Segundo	50,000					M	7,500					57,500

Key: C = Chairman, D = Deputy Chairman, M = Member

Make up of executive Directors' remuneration

The remuneration attributable to each of the three continuing executive Directors in respect of the year was comprised of the following broad elements:

Brad Mills


25% Base salary £573,000
23% Annual cash bonus £530,477
12% Deferred annual bonus match £279,370
23% Long-term incentive plan £536,047
10% Pension £225,000
7% Benefits-in-kind £141,104
Total performance-related pay=58%

Ian Farmer


34% Base salary £302,525
23% Annual cash bonus £205,173
4% Deferred annual bonus match £35,481
17% Long-term incentive plan £148,294
17% Pension £157,465
5% Benefits-in-kind £49,688
Total performance-related pay=44%

John Robinson


34% Base salary £318,965
25% Annual cash bonus £227,273
4% Deferred annual bonus match £40,461
12% Long-term incentive plan £111,828
20% Pension £188,993
5% Benefits-in-kind £38,361
Total performance-related pay=41%

1 Benefits in kind are stated at their taxable value or the cost incurred by the Company where not taxable.
2 The cash bonus amount is the pre-tax amount payable in respect of the year and is stated before partial deferral into the DABP.
3 The DABP Matched Award is the amount of bonus deferred and is stated at the fair value as required by IFRS. However, if the threshold conditions noted elsewhere in this report are not obtained, no payment will be made.
4 The valuation of the LTIP award made during the year has followed the same principles as the DABP Matched Award and is similarly at risk.
5 Pension is (1) for defined benefit provision, the additional accrual of pension earned in the year capitalised at a ratio of 20:1 in line with the statutory methodology used to calculate the Lifetime Allowance under the new tax rules less the amount contributed by the employee in the year, and/or (2) cash amounts paid either to the executive or (at their option) into a defined contribution pension scheme.

Fixed pay for executive Directors and senior executives

Basic pay

Whilst the Remuneration Committee tends to have regard to total compensation, including performance-related elements, individuals inevitably focus on headline basic pay, especially at the point of recruitment. For this reason, the Company needs to offer salaries at around median market levels so that it is able to attract and retain suitable directors and executives, but without paying more than is necessary.

Salaries are reviewed once annually, as at 1 October, taking into account annual performance review data and this together with the restructuring of the Directors' remuneration and contracts resulted in year-on-year changes in their salaries of 10% in the case of Brad Mills, 16% in the case of Ian Farmer and an increase of 4% in respect of John Robinson. Increases in salaries of the senior executives and individuals in the United Kingdom increased between 3% and 5%. The salaries of our general workforce in South Africa increased by CPI + 2% due under the New Era Labour Agreement.

In addition to the annual salary review, a more comprehensive review of remuneration strategy was carried out in South Africa following which the packages for senior executives and managers was restructured. The remuneration policy in force previously was in line with common practice in South Africa, however, in order to simplify the package structure and to make consistent with international norms, certain historic fringe benefits were rolled into a clean basic salary figure without the need for additional compensation.

Not including the executive Directors, the remuneration of twenty one other senior executives, the majority of whom are employed in South Africa, fall within the purview of the Remuneration Committee. The base salaries of those individuals based in the United Kingdom and the new fully inclusive salaries of individuals employed in South Africa fall within the following bands:

Salary band	Number of executives
up to £50,000	0
£51,000 to £100,000	5
£101,000 to £150,000	11
£151,000 to £200,000	2
£201,000 to £250,000	2
£251,000 to £300,000	1

Benefits in kind
Benefits in kind for the executive Directors comprise the provision of a fully-expensed car, the provision of annual health checks and private medical insurance and, in the case of Mr Farmer, until 5 April 2006, a children's education allowance. Mr Mills also benefited from life assurance in excess of the Inland Revenue earnings cap. All three executive Directors were provided with a limited amount of independent financial planning and tax advice. Mr Mills was also provided with accommodation in London. Finally, the Company purchases permanent health insurance in respect of all senior employees in the London office, including the UK-based executive Directors.

Pensions
Pensions in context of total compensation
The Committee wishes to provide executives with access to market-competitive pension products, without exposing the Company to the potentially open-ended obligations associated with defined benefit pension provision. To this end, the Committee took advantage of changes to the taxation of pensions in the United Kingdom that took effect on 6 April 2006 to offer new remuneration packages to all executives who participated in the UK final salary pension plan, the Lonmin Superannuation Scheme. In essence, members were asked to withdraw from future accrual of pensionable service in return for a new remuneration package which transferred much of the wealth-creation opportunity from pensions and other fixed pay to performance-related pay. New contracts were entered into with the individuals concerned, on standard terms. The opportunity was also taken to address certain anomalous benefits that were being provided at that time. The revised levels of basic salary and total compensation were benchmarked against relevant peer groups (dependant on role) and the Committee was satisfied that the revised packages offered appropriate, but not excessive, pay that was clearly linked to performance. The total levels of compensation offered were not increased in this process. The Lonmin Superannuation Scheme was closed to new entrants with effect from 6 April 2006.

The executive Directors and senior executives who opted out of the Lonmin Superannuation Scheme retain a final salary link. This means that the pension earned during their pensionable service will continue to increase in line with increases in their base salaries until such time as they either leave the Company or begin to draw a pension. They also continue to receive death in service and ill health early retirement benefits in line with the rules of the defined benefit scheme.

Under the new packages, UK-domiciled executives are provided with an amount of cash, expressed as a percentage of their basic pay, paid at the beginning of the Company's financial year either as additional cash compensation or, subject to prevailing tax rules and at the executive's option, into a new defined contribution pension vehicle that was implemented during the year. The significant defined benefit pension accrual of Ian Farmer and John Robinson mean that they are affected by the lifetime allowance and are therefore unable to accrue any further tax-effective pension benefits. For this reason, neither has joined the new defined contribution pension plan and they receive 20% and 30% respectively of their annual base salary in cash. Brad Mills is entitled to a salary supplement of 40% of his base salary and elected, from April 2006 onwards to have these funds invested in the Company's defined contribution pension scheme.

Defined contribution arrangements
During the year, the Company implemented the Lonmin Retirement Plan in the UK. This is a registered (tax-approved) defined contribution pension arrangement which operates as a group personal pension scheme. As noted above, Brad Mills opted to join this scheme with effect from April 2006 and the Company contributed £120,000 (2005 – Nil) into this scheme as an employer contribution.

The Group is affiliated to an industry-wide defined contribution pension scheme in South Africa, in which none of the executive Directors participates.

Defined benefit arrangements
As noted above, Ian Farmer and John Robinson participated in the Company's UK final salary pension arrangements until 5 April 2006, from which date they were provided with new remuneration packages, including a cash supplement offered

in lieu of further pensionable service in this scheme. The defined benefit pension plan has a normal retirement age for all members in service at or after 1 April 1998 of 60 : members in service prior to that date can opt to retire at 65. Members can request early retirement once they reach age 50 (or at any time due to incapacity), with their accrued pension being subject to actuarial reduction for early payment. Commutation of pension on retirement enables members to exchange part of their pension for a tax-free lump sum, subject to tax limits. No discretionary benefits have been awarded to any Director.

Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will (once in payment) increase annually by the lower of 3% and the increase in UK retail price inflation (RPI), while that element accrued since 6 April 1997 will increase each year by the lower of 5% and the increase in RPI.

In the event of death:
- Whilst in service, a lump sum equal to four times salary is payable together with a pension to a qualifying spouse or dependant of two-thirds of the pension that would have become payable to the member at their normal retirement age. In certain circumstances where there are young children or children in full-time education or vocational training, an allowance may also become payable to them
- After leaving service, but prior to retirement, a pension would be payable to a qualifying spouse or dependant equal to two-thirds of the member's deferred benefit revalued to the date of death in line with RPI (or, in the case of the two Directors and other senior executives while still in the Group's employment, salary growth)
- After retirement, a spouse's pension of two-thirds of the member's pre-commutation pension would be payable, revalued to the date of death. If the member's death occurs within five years of retirement, the balance of the five years' unpaid pension would also be payable.

Further details of the executive Directors' defined benefit pension entitlements accrued until 6 April 2006 are:

	Disclosures required by the Listing Rules							Disclosures required by Schedule 7A Companies Act 1985		
Directors	Accrued pension at 30.09.05 £	Accrued pension at 30.09.06[2] £	Additional pension earned in the year £	Additonal pension earned in the year net of inflation[1] £	Transfer value of additional pension earned £	Employee contribution paid in the year £	Increase in transfer value net of inflation and employee's contributions[4] £	Transfer value of accrued pension at 30.09.05 £	Transfer value of accrued pension at 30.09.06 £	Increase in transfer value[3] £
Ian Farmer	95,023	101,616	6,593	3,337	42,910	6,895	36,015	1,101,370	1,282,860	181,490
John Robinson	150,187	157,585	7,398	2,251	39,620	7,717	31,903	2,340,330	2,701,790	361,460

Notes:
1 This additional pension earned in the year is stated after making allowance for UK retail price inflation of 3.43% year-on-year. There were no changes to the basis on which benefits accrued during the period to 6 April 2006.
2 The pension entitlement shown above is that which would be paid annually on retirement at age 60, but based on pensionable service to 6 April 2006. The normal retirement date for Ian Farmer is 25 March 2022 and for John Robinson is 4 August 2014.
3 The increase in transfer value represents the increase over the year in the capital amount that the Director would be entitled to transfer to another pension scheme on leaving the Company. Changes in this value arise from a number of sources including the increase in the executive's accrued pension over the year, investment returns on the transfer value at the start of the year, and changes in actuarial assumptions. The figure therefore reflects prevailing market conditions at the date on which it is evaluated. For clarity, it is not a sum due to the Director nor can it meaningfully be added to the Director's remuneration for the year.
4 This adjusts the increase in transfer value to reflect both inflation and the fact that the Director has shared in the funding of the increased pension provision by contributing 5% of his pensionable pay to the scheme. (The pension entitlements shown exclude any benefits that might be attributable to additional voluntary contributions.)

Pensions generally
No element of any Director's remuneration other than basic salary is pensionable. Except as disclosed above, the Company has given no undertakings to arrange or bear the cost of any other pension benefits for any Director. No former Director enjoys pension benefits in excess of those provided, in accordance with the provisions of the trust deeds and rules, to all members of the relevant scheme.

Life assurance
Ian Farmer and John Robinson remain members of the Company's defined benefit pension scheme for death in service benefits, and as such are entitled to life assurance of four times their base salary, and the level of spouse's pension earned during their pensionable service in that Scheme. Brad Mills is entitled to life assurance benefits of four times his annual salary under his contract of employment. Until 6 April 2006, Brad Mills was a 'life assurance only' member of the Lonmin Superannuation Scheme in respect of salary up to the Inland Revenue earnings cap, and was provided by the Company with unapproved life assurance on his salary in excess of the cap, the premium for which is a benefit in kind and included as such in the remuneration table. From 6 April 2006, the Company provided all three Directors with life assurance benefits by way of excepted life arrangements.

Performance-related pay for executive Directors and senior executives
Short-term incentive arrangements
The Committee believes that participation in a short-term incentive scheme enhances the focus of the executive Directors and key senior executives by providing a meaningful incentive to out-perform. The Company provides the opportunity to earn an annual cash bonus through a balanced scorecard approach, assessing performance under four broad headings, being as follows (the weighting generally attaching to each component is quoted as a percentage of overall bonus opportunity):

	Executive Directors	
Component and constituent elements	Percentage of bonus opportunity on offer for target performance	Actual payment for the year (% of bonus opportunity)
SHEC matters (15%)		
• Safety – number of fatalities at Marikana	2.5%	1.9%
• Safety – improvement in lost time injury frequency rate	2.5%	3.1%
• Environment – notifiable events and fines	5.0%	0.0%
• Community – score in annual baseline survey	5.0%	7.5%
Shareholder alignment (40%)		
• Bonusable EBIT	20%	10.8%
• Free cash flow	20%	25.4%
Production and growth (5%)		
• Primary mine production of platinum	2.0%	0.0%
• Capital projects – on time and within budget	0.5%	0.5%
• Capital projects – total spend measure	0.5%	0.5%
• C1 unit costs	2.0%	0.0%
Personal objectives (40%)		
• Delivery of key projects	40%	34.0%[1]
Total	100%	83.7%

1 Average for the three executive Directors.

The bonus elements and relative weightings detailed above were selected as these best captured the steps needing to be taken to improve the delivery of value to shareholders, and all were capable of objective measurement and independent verification.

For each individual element, three levels of attainment were set:
- **Threshold** – the minimum level of attainment for which the committee felt payment could be warranted, with generally 75% of the 'target' amount for that element being payable.
- **Target** – based on the Company's budget, at which 100% of the bonus for that element becomes payable.
- **Stretch** – representing a significant level of outperformance and also acting as a cap on the bonus due for that element, with 150% of the 'target' amount for that element being payable.

The scheme design provides for payment of 80% of base salary to executive Directors (100% in the case of the Chief Executive) for overall performance at the target level with the bonus therefore being capped at the stretch level of 120% of base salary (150% in the case of the Chief Executive). All results have been independently reviewed (including where appropriate scrutiny by the external auditors) and the committee has subjected the scorecard to a detailed assessment before authorising payment. Of the bonus resulting, two-thirds is settled in cash and a minimum of one-third (on an after tax basis) is invested in the Company's deferred annual bonus plan on behalf of the executive concerned.

Of necessity, the design of bonus plans will evolve from year to year, in line with the Company's strategic needs. The Committee monitors the competitive environment and will devise amended or new plans in future years to ensure that the Company can continue to recruit, retain and motivate the most able senior executives, and that they are given the clearest possible incentive to deliver exceptional value to shareholders. However, the plan for the year to 30 September 2007 is substantially similar in design to that of the prior year.

Deferred Annual Bonus Plan (DABP)
As noted above, a minimum of one-third of the net cash bonus due to each executive is invested in this plan, with executives able to elect to invest any greater amount up to the whole of their net bonus. The funds invested are used to buy Lonmin shares in the open market via the Company's employee benefit trust. At the date the shares are purchased, the trustees make a 'matched award' to the executive which, subject to the attainment of performance conditions, could enable matching of the number of shares bought by the executive of up to one for one, on an after tax basis. The purpose of the plan is therefore to provide Directors and executives with a direct personal stake in the delivery of value to shareholders, and to ensure that the interests of management and shareholders are demonstrably and fully aligned.

The performance condition comprises of two independent components with three levels of attainment, threshold, target and stretch and straight-line interpolation between these points. The two measures are Relative Total Shareholder Return (RTSR) and growth in Earnings Before Interest and Tax (EBIT) relative to the prior financial year end:

Level	RTSR (50% of award)	RTSR component released %
Threshold	50th percentile (median)	50
Target	60th percentile	75
Stretch	75th percentile (upper quartile)	100

Level	EBIT (50% of award)	EBIT component released %
Threshold	% profit	50%
Target	growth targets over	75%
Stretch	FY 2005	100%

These measures were chosen because the Committee felt they best reflected both the key imperative on management, the delivery of operating profit and also provided an equal focus on the delivery of value to shareholders. Further discussion of how the Committee implements the EBIT performance condition is given on page 25.

The Committee does not intend to disclose the EBIT growth targets for reasons of commercial sensitivity and because of regulatory constraints, but will do so retrospectively at the conclusion of the relevant performance period. It believes the profit growth targets to be stretching, yet realistic.

On 15 December 2005, awards were made under this Plan to the executive Directors and to a number of senior executives. The mid market closing share price on that date was 1592p. Details of the awards are included in the table of directors' interests.

Co-Investment Plan (CIP)
The DABP forms the basis of a CIP entered into with Brad Mills when he joined the Company in March 2004. The arrangement provides Mr Mills with partial compensation for the loss of his long-term share incentives upon leaving the employment of BHP Billiton. Mr Mills is the sole participant in this arrangement which applied from the date of his appointment, and under which the Company paid £1,205,994 into its employee benefit trust on 19 May 2004. The trustees applied this money to the purchase of 124,362 Lonmin shares in the open market on the same date, which will be held in trust for three years and are at risk of forfeiture if his employment is terminated by the Company with cause during that period. The trustees made a 'matching award' of up to a maximum of 104,869 Lonmin shares to Mr Mills (having a matching value at the time the plan was first agreed), which may be transferred to him at the end of the three-year period, if stretching performance conditions are met. The CIP can be settled using either market-purchased or newly-issued shares. Half of the award is linked to the RTSR growth target used in the Company's DABP with the vesting of the other half linked to absolute growth in the Company's share price over the period:

Level	Share price growth (50% of award)	Percentage of element released
Threshold	+20%	50%
Target	+35%	75%
Stretch	+50%	100%

Long Term Incentive Plan (LTIP)
This Plan is designed to ensure that the Company can offer long-term incentives to executive Directors and senior executives that do not rely on share price appreciation to deliver the desired benefit, as is the case with traditional share option schemes. The Committee believes that it is vital to be able to offer such incentives to ensure that those best placed to deliver value for shareholders have a direct personal interest in so doing. An award under this Plan entitles the recipient to receive shares at no cost, subject to attainment of stretching performance conditions which are detailed further below.

As with the DABP, the performance condition for the 2006 LTIP award also comprises two independent components, as detailed below:

Level	RTSR (50% of award)	Percentage of RTSR component released
Threshold	50th percentile (median)	35%
Target	75th percentile (upper quartile)	60%
Stretch	90th percentile (top decile)	100%

Level	2008 EBIT (50% of award)	Percentage of EBIT component released
Threshold	Absolute	35%
Target	level	63%
Stretch	of profit	100%

Whereas the DABP EBIT performance condition is expressed as growth in percentage terms over the base year, the LTIP condition targets an actual level of audited EBIT for FY2008, fully reflecting the impact of metal prices and foreign exchange. Further discussion of how the Committee implements the EBIT peformance condition is given on page 25.

As with the DABP EBIT performance condition, the Committee feels unable to publish the targets, however, it is satisfied that they should prove stretching, yet realistic, and there will be full retrospective disclosure, including that of the market forecast range and consensus at the time the targets were set.

Awards were made to the executive Directors and a number of senior executives on 17 August 2006. The closing mid-market share price on that date was 2767p. Details of the awards are included in the table of Directors' interests. Additional awards were made to senior executives during the year on 31 March 2006 and 29 September 2006. The closing mid-market share price on these dates were 2663p and 2559p respectively.

When the LTIP was introduced, we indicated that awards would be limited in value to 150% of base salary, save in exceptional circumstances, although the LTIP rules do not specify a maximum limit. Awards were made to John Robinson and Ian Farmer equivalent to 75% and 100% of their respective annual base salaries. Having reviewed the competitive remuneration conditions in comparable companies, the Committee concluded that exceptional circumstances existed and made an award to Brad Mills equal in value to 200% of his annual base salary.

Stay & Prosper Plan
The Committee regularly reviews the incentive arrangements offered to managers, particularly in South Africa where there is severe competition for the best executive talent, to ensure the Group is able to provide an appropriate level of reward and incentive, whilst remaining consistent with current best practice. Following such a review in 2005, the Committee concluded that the existing share schemes did not adequately meet the requirements for this category of employees and therefore a cash based incentive plan was implemented in 2005 for the Group's South African employees, the purpose of which was to provide a significant retention tool whilst also providing sufficient incentive opportunity to align the interests of managers with those of shareholders.

When first introduced, the Plan consisted of two components. 75% of the award, called the performance award, was subject to a performance condition whilst the remaining 25% retention award was subject to a continued employment condition. Following a further review in 2006, the Committee determined that a more significant retention incentive was necessary in view of the increasingly global competitive market for skilled and experienced individuals. The weighting of the plan was changed to a 50% EBIT retention award and a 50% performance award using the same performance condition and vesting schedule as that applicable to the 2006 LTIP award. There are no good leaver provisions attached to the retention award and vesting of the performance award in good leaver situations is subject to the discretion of the Committee. Awards are linked to a notional number of shares which are awarded at nil cost and participants receive cash at the end of three years based on the prevailing market value of that proportion of the total award that vests.

Level	2008 EBIT[1]	Percentage of EBIT component released
Threshold	Absolute	20%
Target	level	54%
Stretch	of profit	100%

1 As noted in the LTIP section, there will be full retrospective disclosure of this performance condition.

An award was made on 16 August 2006 to senior managers based in South Africa. The executive Directors do not participate in this Plan.

Scarce Skills Retention Plan

One of the key findings resulting from the 2006 review referred to earlier was that many of the individuals who had been identified as having rare and valuable skills necessary to the Company's future vision were at significant risk of poaching by our global competitors. In order to mitigate this risk and at the same time encourage loyalty, the Committee implemented a bespoke retention plan, the Lonmin Scarce Skills Retention Plan. This was a one-off award made to 74 senior managers, the vast majority of whom are based in South Africa. The executive Directors did not participate in this Plan.

Awards made under this Plan comprise a notional share based award which is settled in cash provided the individual is still employed by the Company three years after the award. There is no performance condition and there are no good leaver provisions. The Committee does not envisage that any further awards will be made under this Plan.

Performance condition philosophy

With the exception of the 2006 Stay & Prosper award and the Scarce Skills Retention Plan, each of the share plans mentioned above use relative total shareholder return as part or the whole of the performance condition. The Committee believes that this measure links the actual returns delivered to shareholders with the executive remuneration due as a result of the delivery of our strategy. In addition, the Committee believes that this test provides a measurable and objective reflection of true performance for shareholders in light of the variability introduced into reported results by metal prices and exchange rates (particularly between the South African Rand and the US Dollar).

The Committee also recognises that the underlying financial performance of the business is an important driver of shareholder value and in order to provide an effective and robust link between the business' needs and the remuneration of the Company's executives and managers, the EBIT test was introduced for awards made during the year under the DABP, LTIP and the Stay & Prosper Plan. The Committee believes that growth in EBIT is independent of stock market conditions and is a key operational metric by which the business is measured.

Where the Group acquired new businesses, the EBIT impact would normally be excluded from the assesment of performance conditions by the Committee, unless the targets had previously been adjusted to specifically include acquired profits or losses. The Committee would also have regard to the cost of capital associated with such acquisitions, to ensure that shareholder value was properly taken into account in this context.

The comparator group of companies

The Remuneration Committee regularly reviews the comparator group used for the Company's long-term incentive arrangements to ensure that it remains relevant to the Company's stated strategy and therefore aligns executives appropriately with shareholders. For awards made during the year the Committee decided to broaden the group to twenty comparator companies to provide a more statistically sound and relevant comparator group.

CIP/2004 DABP/2004 LTIP	2005 LTIP/ 2005 Stay & Prosper/ 2005 DABP	2006 LTIP/2006 Stay & Prosper	Nature of company/reason for change
Anglo American plc	Anglo American plc	Anglo American plc	FTSE 100 mining company/ SA exposure
Anglo Platinum Limited	Anglo Platinum Limited	Anglo Platinum Limited	SA PGM producer
AngloGold Ashanti Limited	AngloGold Ashanti Limited	AngloGold Ashanti Limited	SA mining company
Aquarius Platinum Limited	Aquarius Platinum Limited	–	SA PGM producer
-	–	Antofagasta	FTSE 100 mining company
-	–	ARM Platinum	SA PGM producer
-	–	Aquarius Platinum Limited	SA PGM producer
BHP Billiton plc	BHP Billiton plc	BHP Billiton plc	FTSE 100 mining company
		CVRD	Major global mining company
Engelhard Corporation	Engelhard Corporation	–	Acquired by BASF
-	–	Gold Corp	Specialised mining company
Gold Fields Limited	Gold Fields Limited	Gold Fields Limited	SA mining company
Impala Platinum Holdings Limited		Impala Platinum Holdings Limited	SA PGM producer
Inco Limited	Inco Limited	Inco Limited	Nickel/PGM mining company
Johnson Matthey plc	Johnson Matthey plc	Johnson Matthey plc	PGM processor
-	JSC MMC Norilsk Nickel	JSC MMC Norilsk Nickel	Nickel/PGM mining company
-	Kumba Resources Limited	Kumba Resources Limited	SA mining company
-	–	Lion Ore	Nickel mining company
-	Northam Platinum Limited	–	SA PGM producer
Rio Tinto plc	Rio Tinto plc	Rio Tinto plc	FTSE 100 mining company
-	Stillwater Mining Company	Stillwater Mining Company	North American PGM producer
-	–	Umicore	PGM processor
WMC Resources Limited	–	–	Acquired by BHP Billiton
Xstrata plc	–	Xstrata plc	FTSE 100 mining company
13 companies	15 companies	20 companies	

Progress against performance conditions
The Company's performance to date compared to the various performance conditions described earlier is set out below.

Award[1]	Date of award	Normal vesting date	Growth to date (as at 30.09.06)	Ranking level
CIP (50% RTSR)	May 2004	May 2007	310%	4th out of 14
CIP (50% Share Price)	May 2004	May 2007	187%	Above stretch
LTIP	July 2004	July 2007	306%	4th out of 14
LTIP	September 2004	September 2007	294%	3rd out of 14
LTIP	September 2005	September 2008	250%	3rd out of 16
LTIP (50% RTSR)[1]	August 2006	August 2009	104%	12th out of 21
LTIP (50% RTSR)[1]	September 2006	September 2009	–	–
DABP matched award	December 2004	December 2007	289%	3rd out of 14
DABP matched award (50% RTSR)[1]	December 2005	December 2008	210%	3rd out of 16
Stay & Prosper	September 2005	September 2008	250%	3rd out of 16

1 EBIT performance conditions not included.

Executive Share Option Schemes (ESOS)

The Committee does not currently expect to make any future grants under these schemes, following the introduction of the LTIP, DABP and the Stay & Prosper Plan and no options were granted during the year.

The purpose of these legacy schemes is to align Directors' and employees' interests with those of shareholders. Since 1994, this has been achieved by making the exercise of options by all participants subject to stretching but realistic performance conditions relating to the delivery of value to shareholders, which must be met before the option can be exercised. Details of these for the Company's various tranches of executive share options that remain outstanding are as follows:

Options granted in or after 1998 but before 2002 – exercise is subject to attainment of a performance condition that the total return to shareholders over a consecutive thirty-six month period must be greater than the total return on the Mining Sector of the FTSE Actuaries Share Indices. The conditions attaching to the options granted in 1998, 1999, 2000 and 2001 were attained in 2001, 2002, 2003 and 2006 respectively and these options became exercisable.

Options granted in or after 2002 – whilst exercise remains subject to achievement of total shareholder return greater than that on the Mining Sector of the FTSE Actuaries Share Indices, this must be achieved in one of the periods of three, four, five or six years following the date of grant, in each case relative to a fixed base year.

The test for the 2003 grant was satisfied during the year and these options are now exercisable. The formal re-test of the 2002 grant was carried out on 1 July 2002 and was not met. For indicative purposes only, a test carried out at the end of the year shows the Company would have met the performance condition but the next formal re-test will not occur until 1 July 2007. Details of the results are provided below.

Scheme	Date of award	First normal exercise date	TSR growth (as at 30.09.06)	FTSE Actuaries Mining sector TSR growth
ESOS	June 2001	June 2004	303%	289%
ESOS	July 2002	July 2005	262%	258%
ESOS	September 2003	September 2006	306%	233%

Lonmin Plc Share Plan

In September 2001, the Company introduced the Lonmin Plc Share Plan, under which shares were conferred on selected key managers of Lonmin Platinum (but not the Company) over a five-year period. The Plan operates through options granted by the trustee of the Company's employee benefit trust at a price of £0.01 per share. This is designed as an employee retention scheme, although there is an inherent incentive element since participants will benefit from any increase in the Lonmin share price. Following the introduction of the new long-term incentive arrangements, no further awards are intended to be made under this scheme.

Sharesave

The Company has historically offered an Inland Revenue approved Savings Related Share Option Scheme to all UK-remunerated employees, including the executive Directors. Under this Scheme, the participant enters into a savings contract and in return is granted an option over the Company's shares to be funded by the balance on their savings account at the end of the contractual savings period. The option price may, at the Committee's discretion, be at a discount of up to 20% to the prevailing mid-market price at the date of invitation. The Company has historically granted all such options with a 20% discount, including those held by John Robinson and Ian Farmer. The award made during the year was not offered at a discount.

Share schemes generally

Except under the Sharesave scheme and the Lonmin Plc Share Plan, no options have been granted that have an exercise price at a discount to the market price at the time the exercise price was set. No options or awards of any kind have been granted to non-executive Directors. Directors are strongly encouraged to hold the shares issued to them upon the exercise of options.

Dilution

Options granted under ESOS and Sharesave (described above) are satisfied with newly issued shares, whilst the newer plans operated by the Company such as the LTIP, DABP or the Stay & Prosper Plan are either satisfied with market purchased shares via the Company's off-shore employee benefit trust (or where appropriate newly issued shares) or are cash settled.

The table below shows the Company's current commitment to issue new shares in respect of its share option schemes assuming all performance conditions are met and all option holders remain in employment to the vesting date:

Undiluted	30.09.05	% AGE OF ISC	30.09.06	% AGE OF ISC
Issued share capital (refer to note 26)	142,064,482		142,914,832	
The Lonmin Executive Share Option Scheme	3,203,722	2.26	2,216,758	1.55
The Lonmin Share Option Scheme	56,642	0.04	28,656	0.02
The Lonmin Savings Related Share Option Scheme 1994	31,059	0.02	46,099	0.03
Total	3,291,423	2.32	2,291,513	1.60

The table above reflects share awards which the Company is obliged to settle using newly issued shares. Full details of all outstanding share awards are given in note 27 to the accounts.

Directors' shareholding obligation

Ultimately, the Committee believes that the most powerful way of ensuring that the actions of the Directors are best aligned with shareholders' interests is for the Directors to build up and retain personally significant holdings of the Company's shares. As a matter of policy, the Board expects all Directors to acquire a shareholding (including vested but unexercised share incentives) by 30 September 2008 equal in value to 100% of their basic pay (or, in the case of non-executive Directors, fees), and 150% in the case of the Chief Executive. In this way, shareholder value becomes a paramount principle underlying all Board decisions, since real personal wealth will be at stake. Failure to achieve these targets may result in exclusion from participation in some or all of the incentive schemes that the Company operates.

Directors' shareholdings

The beneficial interests of the Directors in office during the year are shown below:

	30.09.05	30.09.06
Executive Directors		
Brad Mills[1]	141,596	152,707
John Robinson	25,491	27,032
Ian Farmer	12,681	14,022
Non-Executive Directors		
Sir John Craven	93,808	93,808
Roger Phillimore	18,614	18,826
Michael Hartnall	4,000	4,000
Peter Godsoe	3,360	3,360
Karen de Segundo	–	1,488
Sivi Gounden	–	–
Total	299,550	315,243

1 Mr Mills' holding of 124,362 shares under the CIP is, as explained above, at risk of forfeiture if his employment is summarily terminated with cause
2 There were no changes in the serving Directors' interests from 30 September 2006 to the date of this report, save a dividend re-investment in John Robinson's PEP under a standing election resulting in an additional 11 shares acquired on 2 October 2006 at a price of 2599.75p

Directors' options and awards

The options and awards held by Directors over ordinary shares of the Company are set out in the table below:

Scheme	Performance Condition	Date of grant	Exercisable Price (p)	As at 30.09.05	Movements in year: Granted	Movements in year: Exercised/ released	Movements in year: Lapsed	As at 30.09.06	Date from which exercisable /vesting date	Expiry date	Date of exercise/ vesting	Market price of date of exercise	Notional pre-tax gain (£)	Market value as at 30.09.06(£)[1]
Brad Mills[2]														
CIP IA	(c)	19.05.04	–	124,362	–	–	–	124,362	19.05.07	19.05.07	–	–	–	3,182,424
CIP MA	(c)	19.05.04	–	104,869	–	–	–	104,869	19.05.07	19.05.07	–	–	–	2,683,598
DABP MA	(d)	20.12.04	–	28,210	–	–	–	28,210	20.12.07	20.12.07	–	–	–	721,894
DABP MA	(e)	15.12.05	–	–	17,897	–	–	17,897	21.12.08	21.12.08	–	–	–	457,984
LTIP	(d)	20.07.04	–	78,451	–	–	–	78,451	20.07.07	20.07.07	–	–	–	2,007,561
LTIP	(d)	30.09.05	–	67,500	–	–	–	67,500	30.09.08	30.09.08	–	–	–	1,727,325
LTIP	(f)	17.08.06	–	–	44,100	–	–	44,100	17.08.09	17.08.09	–	–	–	1,128,519
Total			–	403,392	61,997	–	–	465,389			–	–	–	11,909,305
John Robinson														
ESOS[3]	(a)	01.07.02	1,150.00	27,000	–	–	–	27,000	01.07.05	01.07.12	–	–	–	380,430
ESOS	(a)	30.09.03	942.00	27,000	–	–	–	27,000	30.09.06	30.09.13	–	–	–	436,590
SAYE	(b)	15.12.03	840.00	1,886	–	–	–	1,886	01.02.09	01.08.09	–	–	–	32,420
DABP MA	(d)	20.12.04	–	7,928	–	–	–	7,928	20.12.07	20.12.07	–	–	–	202,878
DABP MA	(e)	15.12.05	–	–	2,592	–	–	2,592	21.12.08	21.12.08	–	–	–	66,329
LTIP	(d)	20.07.04	–	30,266	–	–	–	30,266	20.07.07	20.07.07	–	–	–	774,507
LTIP	(d)	30.09.05	–	26,000	–	–	–	26,000	30.09.08	30.09.08	–	–	–	665,340
LTIP	(f)	17.08.06	–	–	9,200	–	–	9,200	17.08.09	17.08.09	–	–	–	235,428
Total			–	120,080	11,792	–	–	131,872			–	–	–	2,793,922
Ian Farmer														
ESOS[3]	(a)	01.07.02	1,150.00	27,000	–	–	–	27,000	01.07.05	01.07.12	–	–	–	380,430
ESOS	(a)	30.09.03	942.00	27,000	–	–	–	27,000	30.09.06	30.09.13	–	–	–	436,590
SAYE	(b)	05.01.05	705.00	2,343	–	–	–	2,343	01.02.10	01.08.10	–	–	–	43,439
DABP MA	(d)	20.12.04	–	8,433	–	–	–	8,433	20.12.07	20.12.07	–	–	–	215,800
DABP MA	(e)	15.12.05	–	–	2,273	–	–	2,273	21.12.08	21.12.08	–	–	–	58,166
LTIP	(d)	20.07.04	–	26,773	–	–	–	26,773	20.07.07	20.07.07	–	–	–	685,121
LTIP	(d)	30.09.05	–	23,000	–	–	–	23,000	30.09.08	30.09.08	–	–	–	588,570
LTIP	(f)	17.08.06	–	–	12,200	–	–	12,200	17.08.09	17.08.09	–	–	–	312,198
Total			–	114,549	14,473	–	–	129,022			–	–	–	2,720,314

Rows that are not shaded indicate that options have vested and are capable of exercise.

1 The value is calculated using the closing middle market quotation for Lonmin shares at 30 September 2006 of 2559p and is stated (where relevant) net of exercise costs.
2 Mr Mills' invested award of 124,362 shares under the CIP is at risk of forfeiture if his employment is summarily terminated with cause
3 The test relating to the 2002 executive share option was not satisfied and is therefore not currently capable of being exercised
4 No options or awards held by the Directors were exercised or lapsed during the year. There were no changes in the serving directors' interests from 30 September 2006 to the date of this report
5 The closing mid-market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 2559p on 30 September 2006, and the price ranged between 1247p and 3093p during the financial year

The schemes under which these awards/options were granted are:
ESOS – Options granted under the Lonmin Executive Share Option Schemes (Inland Revenue approved and unapproved)
SAYE – Options granted under the Lonmin Savings Related Share Option Scheme
DABP MA – Deferred Annual Bonus Plan Matched Awards made under the Shareholder Value Incentive Plan
LTIP – Long Term Incentive Plan Awards made under the Shareholder Value Incentive Plan
CIP IA – Co-Investment Plan Invested Award made under the Shareholder Value Incentive Plan
CIP MA – Co-Investment Plan Matched Award made under the Shareholder Value Incentive Plan

The peformance conditions are fully explained in earlier narrative, but are briefly:
(a) TSR exceeds that achieved on the FTSE mining sector over 3, 4, 5 or 6 years
(b) No performance condition is attached to SAYE options
(c) 50% of awards linked to same TSR condition as in (d) below and remaining 50% of award linked to absolute growth in the Company's share price over 3 year period
(d) TSR exceeds TSR of comparator companies over 3 years with vesting schedules as described
(e) 50% of awards linked to TSR exceeding TSR of comparator companies over 3 years with vesting schedule as described and remaining 50% of award linked to growth in EBIT
(f) 50% of awards linked to TSR exceeding TSR of comparator companies over 3 years with vesting schedule as described and remaining 50% of award linked to EBIT

Non-Group directorships

Save as noted below, no executive Director holds any executive directorship or appointment outside the Group. It is both the Company's policy, and generally a requirement of the individual's contract of employment, that no executive Director may take up such an appointment without the approval of the Board. The Board believes that in the right circumstances the holding of non-executive directorships and similar appointments by executive Directors can be useful and appropriate if they help those involved gain additional skills and experience, or promote the interests of the Group, and do not necessitate an excessive time commitment. The Board would not normally agree to an executive Director taking on more than one non-executive directorship of a FTSE100 company, or the chairmanship of such a company. Whilst it would be considered on a case-by-case basis, any individual holding such a role outside the Group would generally be permitted to retain any fees or other payments relating to that appointment. Ian Farmer is a non-executive director of Incwala Resources (Pty) Limited, the International Platinum Association and, until 29 September 2006, of Furuya Metals Co. Ltd, a Japanese company undertaking significant research and development into uses for PGMs in which Lonmin has an equity investment. Mr Farmer has not received and does not receive any remuneration in respect of his services to any of these organisations.

Service contracts

The Company complies fully with the provisions of the Combined Code relating to service contracts. The Remuneration Committee would be responsible for settling any payment to be made if an executive Director's employment ended, and would have full regard to the provisions of the Combined Code and other components of best practice in this area.

Directors' service contracts and letters of appointment

	Date of contract/letter	Unexpired term	Expiry date of current service contract or letter of appointment and termination arrangements
Executive Directors			
Brad Mills	4 February 2004 (amended 19 November 2004)	Rolling contract	Contract terminable on expiry of 12 months' notice from the Company and 6 months from Brad Mills. The contract also contains provisions for 'gardening leave' and payment in lieu of notice (being salary and benefits for one year at the rate then in force plus an estimate of any bonus due for that year), at the discretion of the Company.
Ian Farmer	6 April 2006	Rolling contract	Contracts are terminable on 364 days' prior written notice given by either the Company or the individual, except for gross misconduct or in certain other circumstances which may result in dismissal. In the event that employment is terminated by the Company without notice and not for reasons of gross misconduct, the Directors are entitled to receive a payment equivalent to the value of the annual basic salary and contractual benefits which would have been earned during this unworked notice period.
John Robinson	6 April 2006	Rolling contract	
Non-executive Directors			
Sir John Craven	1 March 2003		Letters of appointment provide for a fixed period of appointment of three years, subject to the Company's years, subject to the Company's Articles of Association relating to retirement by rotation. No compensation is payable to non executive Directors for loss of office.
Peter Godsoe	28 June 2005		
Sivi Gounden	28 September 2005		
Michael Hartnall	8 May 2003		
Roger Phillimore	7 July 2005		
Karen de Segundo	22 April 2005		

This report was approved by the Board on 14 November 2006.

Roger Phillimore
Chairman, Remuneration Committee

Audit Committee Report

Role of the Audit Committee

The Audit Committee is a formal Committee of the Board, and has powers delegated to it under the Articles of Association. Its terms of reference were reviewed by the Board in May 2004 and are compliant with the provisions of the Combined Code. A copy of the terms of reference is available on the Company's website and sets out the primary purposes of the Audit Committee, which are:

- To monitor the integrity of the Company's financial statements and announcements relating to its financial performance, reviewing significant financial reporting judgements.
- To keep under review the effectiveness of the Company's internal controls and risk management systems.
- To monitor the effectiveness of the internal audit function and review its material findings.
- To oversee the relationship with the external auditors, including agreeing their remuneration and terms of engagement, monitoring their independence, objectivity and effectiveness and ensuring that policy surrounding their engagement to provide non-audit services is appropriately applied.

The Committee is authorised to investigate any matters within its terms of reference, access all Group documents and information, seek information from any Director or employee of the Group and co-opt any resources (including external professional assistance) it sees fit in order to fulfil its duties. However, the Committee has no executive function and its primary objective is to review and challenge, rather than assume responsibility for any matters within its remit. Minutes of all meetings of the Committee (save those recording private discussions with either the internal or external auditors) are circulated to all Directors, and supplemented by a verbal update from the Committee Chairman at the next Board meeting, identifying any matters in respect of which action or improvement is required, and making recommendations where appropriate. The Committee presents a summary of its activities to shareholders and other interested parties by means of this report, and the Committee Chairman attends all general meetings of the Company's shareholders to answer any questions on the Committee's activities.

The Committee assessed its effectiveness at a meeting in September 2006. To do so, members of the Committee, the internal and external auditors and members of the management team who assist the Audit Committee in their work all provided their opinions on the effectiveness of the Committee, the flow of information, relationships with management and advisors and the appropriateness of the terms of reference. All of these views were summarised into a formal report to the Board by the Chairman. The Committee separately discussed the effectiveness of the Chairman of the Committee (in his absence), which also formed part of the report to the Board. There were no matters arising which the Committee or Board felt necessitated change.

Composition of the Audit Committee

All independent Directors, with the exception of the Chairman of the Board, are eligible to become members of the Committee. The Nomination Committee will recommend any appointments or removals to the Board, which is responsible for the composition of the Committee. The Committee has at least three members, all of whom must be financially literate, and any two members form a quorum. The Committee comprised the following members during the year and to the date of this report, except where stated otherwise:

- Michael Hartnall – an independent Director and a chartered accountant, Mr Hartnall was for 16 years until 2003 the finance director of Rexam plc, a multinational manufacturer of consumer packaging where his responsibilities included finance, internal control, risk management and corporate governance. He was also a member of the Hampel Committee which produced the first version of the Combined Code in 1998. The Board has judged that he has the significant, recent and relevant financial experience necessary to chair the Committee.
- Roger Phillimore – an independent Director and a member of the Audit Committee since May 1998.
- Karen de Segundo – an independent Director and a member of the Audit Committee since 29 April 2005.

Biographical details of each Director are set out on page 26 and 27 of the Annual Review which accompanies this document. Each member receives an annual fee of £7,500 for serving as a member of the Committee or, in the case of the Chairman, £17,500. In addition, Mr Hartnall receives a fee of £7,500 for attending meetings of the Company's Risk and SHEC Committee. These fees are included in the table of Directors' remuneration on page 18 of this document. All members of the Committee are provided with appropriate induction into the role of the Committee and the operation of its terms of reference on appointment. Access to training is provided on an ongoing basis to ensure that members are able to discharge their duties.

Meetings of the Committee are attended by the Chief Executive, the Chief Financial Officer, the Vice President – Finance, the Vice President – Risk and Treasury and Assistant Company Secretary (who acts as secretary to the Committee), none of whom do so as of right. The external auditors attend all Committee meetings and a private meeting is routinely held with them to afford the opportunity of discussions without the presence of management. The internal auditors attend all Committee meetings held in South Africa and are similarly afforded private meetings with the Committee.

Internal audit

Throughout the year, Ernst & Young acted as internal auditors to Lonmin. They were also commissioned to advise on the internal control environment that would be required in order to successfully implement a new enterprise resource planning system. The Committee sees this activity as wholly appropriate for the internal auditors to perform. A total of 22 assignments were undertaken during the year across a broad cross-section of activities identified by both management and the Audit Committee. Internal audit reports are agreed with operational management and then delivered to the president of Lonmin Platinum and to the Chief Financial Officer, with material findings and recommendations then summarised to the Audit Committee, who receive regular updates on progress in addressing the matters raised by internal audits. The Audit Committee reviews the effectiveness of the internal auditors annually.

External audit
KPMG Audit plc acted as the external auditors to the Lonmin Group throughout the year. The lead audit partner is based in London and supported by a second audit partner based in Johannesburg. The external auditors may not be engaged on any material non-audit work without the prior approval of the Audit Committee, who are responsible for the annual work plan and fee budget for the auditors. As policy, the Committee would not allow the external auditors to perform any work that they may subsequently need to audit, or which might otherwise create a conflict of interests. The Committee also monitors the balance between audit and non-audit related spend to ensure that auditor independence can be shown to be maintained. The Chief Financial Officer is permitted to engage the external auditors on matters that do not create such conflicts or otherwise compromise the audit firm subject to an annual fee ceiling of $100,000.

Non-audit fees incurred during the year amounted to $0.6 million (2005 – $0.5 million), equating to approximately 55% (2005 – 56%) of the total Group audit fee, and relate primarily to the provision of taxation advisory services and advice on accounting practice, including the transition to international financial reporting standards. The Committee is satisfied that the overall level of non-audit fees is not material relative to the income of the audit offices and firm as a whole, and that the nature of the services provided are appropriate and in line with the Company's policies in this area.

The Audit Committee appraised the expertise, resources, independence and objectivity of KPMG and also reviewed their effectiveness as external auditors before reaching the recommendation to the Board that their re-election should be proposed to shareholders.

Activities of the Audit Committee
The Committee normally meets four times annually, although one additional meeting was held in January 2006. The Committee reports its material findings to the next Board meeting. The principal business of these meetings is:

- November: consideration of the letter of representation from management to the external auditors relating to the accounts; receive a report from the external auditors following their review of the full year accounts; assessment of any material exercises of judgement by management; consideration of the 'going concern' statement; review of the annual reporting documents (including the accounts) and consider whether to recommend the same to the Board; review of the independence, objectivity and effectiveness of the external auditors and formulation of a recommendation to the Board as to whether or not their re-appointment should be proposed to shareholders; review of the effectiveness of internal controls and risk management systems during the year prepared by management; receive an update on the work of the Risk and SHEC Committee and any material matters arising; private meeting with the external auditors.
- January: review of implications of adoption of IFRS, review of external auditor's report on the IFRS restatement, approval of restated financial statements under IFRS relating to the previous financial year.
- March (in South Africa): review of matters arising from the prior year audit; approval of scope of the external auditors' proposed review of the interim accounts and the fees to be charged; approval of the scope and fees for the external audit of the full year accounts; review of non-audit services to be provided by the external auditors; approval of the terms of the external auditors' engagement letter; review of the work of the internal auditors in the year to date and their principal findings; receive an update on the work of the Risk and SHEC Committee and any material matters arising; private meeting with the internal auditors.
- April: consideration of the letter of representation from management to the external auditors relating to the interim accounts; receive a report from the external auditors following their review of the interim accounts; assessment of any material exercises of judgement by management; review of the interim report (including the accounts) and consider whether to recommend the same to the Board; receive an update on the work of the Risk and SHEC Committee and any material matters arising; private meeting with the external auditors.
- September (in South Africa): review of the effectiveness of the internal auditors; review of the work of the internal auditors and their principal findings; approval of the scope and focus of the internal audit programme and internal audit fees for the forthcoming financial year; further review and final confirmation of the external auditors' plan for the year end audit; receive an update on the work of the Risk and SHEC Committee and any material matters arising; review of the key risks facing the Group following 'top down' and 'bottom up' risk reviews; review of the renewal terms and scope of cover of the Group's insurance programme; review of the effectiveness of the audit committee and the Chairman, private meeting with the internal auditors.

In addition to the routine business described above, the Committee also undertook the following activities during the year and in the period to the date of this report in discharging its responsibilities:

- Endorsement of the appointment of a new external audit partner
- Review of the impact of the Flint review of Turnbull Guidance
- Review of the Company's legal and regulatory compliance
- Updates on the OFR and Business Review requirements
- Consideration and approval of the Group's capital expenditure control procedures and further review of the capex reporting process.
- Review of the audit findings on the financial and statutory management of the Lonmin Development Trust
- Review of matters reported to the independent ethics hotline
- Review of risk assessment report and work-plan for annual 'bottom up' risk review
- Receive status report on implementation of enterprise resource planning system and the internal control environment
- Receive report from external auditors on controls reporting and interface with internal auditors
- Update from external auditors on incoming legislation in South Africa
- Approval of non-audit work undertaken by external auditor

The Committee met five times during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Karen de Segundo	5	5
Michael Hartnall	5	5
Roger Phillimore	5	5

This report was approved by the Board on 14 November 2006.

Michael Hartnall
Committee Chairman

Nomination Committee Report
for the year ended 30 September 2006

Role of the Nomination Committee
The Nomination Committee is a formal Committee of the Board, and has powers delegated to it under the Articles of Association. Its remit is set out in terms of reference that were formally adopted by the Board in November 2005. These are available from the Company, and displayed on its website. The primary purpose of the Committee is, in consultation with the Chairman, to recommend any proposed changes to the composition of the Board, and to instigate and manage the recruitment process.

Composition of the Nomination Committee
The Committee comprises Roger Phillimore (chairman), Peter Godsoe and, from 9 November 2005, Sir John Craven. All three members are non-executive Directors whom the Board considers to be wholly independent. The quorum for a meeting of the Committee is two members. Each member receives an annual fee of £5,000 for serving as a member of the Committee or, in the case of its Chairman, £7,500. These fees are included in the table of Directors' remuneration on page 18.

The Committee is supported by the services of the Company Secretary, who acts as secretary to the Committee and it has full access to the Chief Executive. It is also empowered to appoint search consultants, legal, tax and other professional advisors as it sees fit to assist with its work, and to co-opt such resources as it requires to fulfil its duties.

Activities of the Nomination Committee
All recommendations for Board appointments are made on merit and against objective criteria. A job specification is drawn up which includes, in the case of non-executive appointments, an estimate of the time commitment required. Generally, the Committee will engage executive search consultants to ensure objectivity. There were no new appointments to the Board during the year.

At a meeting in November 2005, the Committee reviewed the effectiveness of the Directors seeking re-appointment at the Company's 2006 AGM. Sir John Craven, Michael Hartnell and Karen de Segundo were deemed to be able, committed and effective in their roles. No such assessment could be made in respect of Sivi Gounden as he had only recently joined the Board, but the Committee had every confidence in his abilitites. The Committee also assessed its effectiveness and, in his absence, that of the Chairman of the Committee. The views expressed were summarised to the Board. There were no matters arising which the Committee or the Board felt necessitated change.

In August 2006 the Committee approved the offer of a fourth term of office to Mr Phillimore, who did not attend this meeting in view of the subject matter.

The Committee met twice during the year. Attendance at this meeting was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Peter Godsoe	2	2
Roger Phillimore	2	1
Sir John Craven	1	1

This report was approved by the Board on 14 November 2006.

Roger Phillimore
Committee Chairman

Auditors' Report

Independent Auditors' Report to the Members of Lonmin Plc
We have audited the group and parent company financial statements (the "financial statements") of Lonmin Plc for the year ended 30 September 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 6.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 30 September 2006 and of its profit for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 30 September 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

14 November 2006

Consolidated income statement
for the year ended 30 September

Continuing operations	Note	2006 Underlying[i] $m	Special items (note 3) $m	2006 Total $m	2005 Underlying[i] $m	Special items (note 3) $m	2005 Total $m
Revenue	2	**1,855**	**–**	**1,855**	1,128	–	1,128
EBITDA[ii]		**911**	**12**	**923**	429	(12)	417
Depreciation and amortisation		**(81)**	**–**	**(81)**	(67)	–	(67)
Operating profit/(loss)[iii]	2	**830**	**12**	**842**	362	(12)	350
Finance income	6	**12**	**–**	**12**	11	–	11
Finance expenses	6	**(34)**	**(206)**	**(240)**	(37)	(8)	(45)
Share of profit of associate and joint venture	13	**19**	**–**	**19**	3	–	3
Profit/(loss) before taxation		**827**	**(194)**	**633**	339	(20)	319
Income tax expense[iv]	7	**(280)**	**78**	**(202)**	(129)	11	(118)
Profit/(loss) for the year		**547**	**(116)**	**431**	210	(9)	201
Attributable to:							
– Equity shareholders of Lonmin Plc		**445**	**(132)**	**313**	168	(10)	158
– Minority interest		**102**	**16**	**118**	42	1	43
Earnings per share	8	**312.1c**		**219.5c**	118.5c		111.5c
Diluted earnings per share[v]	8	**307.7c**		**216.4c**	118.3c		111.3c
Dividends paid per share	9			**87.0c**			72.0c

Statement of recognised income and expense
for the year ended 30 September

	Note	2006 Total $m	2005 Total $m
Profit for the year		**431**	201
Change in fair value of available for sale financial assets	14	**46**	–
Amounts charged to hedging reserve	28	**(4)**	–
Actuarial (losses)/gains on post retirement benefit plan	15	**(6)**	7
Total recognised income for the year		**467**	208
Attributable to:			
– Equity shareholders of Lonmin Plc	28	**350**	165
– Minority interest	28	**117**	43
	28	**467**	208

Footnotes:

i Underlying earnings are calculated on profit for the year excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses, an adjustment to the interest capitalised in prior years and, for 2005, the effect of a change in the South African tax rate on the opening deferred tax balance and reorganisation costs as disclosed in note 3 to the accounts.

ii EBITDA is operating profit before depreciation and amortisation.

iii Operating profit is defined as revenue and other operating expenses before net finance costs and before share of profit of associate and joint venture.

iv The income tax expense relates to overseas only and includes exchange gains of $82 million (2005 – losses of $2 million) as disclosed in note 7 to the accounts.

v The calculation of diluted EPS includes adjustments for the movements in fair value on the embedded derivative within the convertible bond subject to the limitation under IAS 33 – Earnings per share, that this cannot thereby create a figure exceeding basic EPS.

Consolidated balance sheet
at 30 September

	Note	2006 $m	2005 Restated[i] $m
Non-current assets			
Goodwill	10	**113**	100
Intangible assets	11	**328**	319
Property, plant and equipment	12	**1,463**	1,339
Investment in associate and joint venture	13	**113**	91
Financial assets:			
– Available for sale financial assets	14	**98**	15
– Other receivables	14	**19**	22
Employee benefits	15	**6**	12
		2,140	1,898
Current assets			
Inventories	16	**135**	110
Trade and other receivables	17	**396**	147
Assets held for sale	18	**6**	16
Tax recoverable		**3**	4
Cash and cash equivalents	32	**61**	11
		601	288
Current liabilities			
Bank overdraft repayable on demand	32	**(18)**	(1)
Trade and other payables	19	**(209)**	(133)
Financial liabilities:			
– Interest bearing loans and borrowings	22c	**–**	(86)
– Derivative financial instruments	21	**(4)**	–
Tax payable		**(91)**	(28)
		(322)	(248)
Net current assets		**279**	40
Non-current liabilities			
Employee benefits	15	**(7)**	(1)
Financial liabilities:			
– Interest bearing loans and borrowings	20	**(499)**	(506)
– Derivative financial instruments	21	**(268)**	(41)
Deferred tax liabilities	23	**(294)**	(344)
Provisions	24	**(39)**	(42)
		(1,107)	(934)
Net assets		**1,312**	1,004
Capital and reserves			
Called up share capital	28	**143**	142
Share premium account	28	**26**	12
Other reserves	28	**84**	88
Retained earnings	28	**836**	596
Attributable to equity shareholders of Lonmin Plc	28	**1,089**	838
Attributable to minority interest	28	**223**	166
Total equity	28	**1,312**	1,004

Footnote:
i 2005 has been restated under IFRS 3 – Business Combinations, following the finalisation of the fair values arising upon the acquisition of Southern Platinum Corporation (note 33).

The financial statements were approved by the Board of Directors on 14 November 2006 and were signed on its behalf by:

Sir John Craven Chairman **J N Robinson Chief Financial Officer**

Consolidated cash flow statement
for the year ended 30 September

	Note	2006 $m	2005 $m
Profit for the year		**431**	201
Taxation	7	**202**	118
Finance income	6	**(12)**	(11)
Finance expenses	6	**240**	45
Share of profit after tax of associate and joint venture	13	**(19)**	(3)
Depreciation and amortisation		**81**	67
Change in inventories		**(25)**	(30)
Change in trade and other receivables		**(249)**	(22)
Change in trade and other payables		**74**	5
Change in provisions		**(2)**	3
Profit on sale of assets held for sale	4	**(12)**	–
Other non cash charges		**13**	4
Cash flow from consolidated operations		**722**	377
Dividend from associate		**–**	2
Cash flow from operations		**722**	379
Interest received		**1**	2
Interest paid		**(32)**	(23)
Tax paid		**(185)**	(79)
Cash flow from operating activities		**506**	279
Cash flow from investing activities			
Acquisition of subsidiaries (net of cash acquired)		**(14)**	(197)
Purchase of intangible asset		**(21)**	(27)
Purchase of property, plant and equipment		**(161)**	(178)
Proceeds from available for sale financial assets		**–**	3
Purchase of available for sale financial assets		**(36)**	(2)
Proceeds from disposal of assets held for sale		**28**	–
Cash used in investing activities		**(204)**	(401)
Cash flow from financing activities			
Equity dividends paid to Lonmin shareholders		**(124)**	(102)
Dividends paid to minority		**(62)**	(27)
Proceeds from current borrowings		**–**	85
Repayment of current borrowings		**(86)**	–
Proceeds from non-current borrowings		**288**	204
Repayment of non-current borrowings		**(296)**	(26)
Finance costs		**–**	(6)
Issue of ordinary share capital		**15**	6
Cash used in financing activities		**(265)**	134
Increase in cash and cash equivalents		**37**	12
Opening cash and cash equivalents	32	**10**	(2)
Effect of exchange rate changes		**(4)**	–
Closing cash and cash equivalents	32	**43**	10

Notes to the accounts

1 Statement on accounting policies

Basis of preparation

Lonmin Plc (the "Company") is a company incorporated in the UK.

The group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs"). The Company has elected to prepare its parent company financial statements in accordance with UK GAAP; these are presented on pages 76 to 83. The parent company financial statements present information about the Company as a separate entity and not about its group.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these group financial statements and in preparing an opening IFRS balance sheet at 1 October 2004 for the purposes of the transition to Adopted IFRSs.

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair value through the profit or loss or as available-for-sale. Non-current assets and disposal groups held for sale are stated at the lower of previous carrying amount and fair value less costs to sell.

The Group is preparing its financial statements in accordance with Adopted IFRS for the first time and these statements are, therefore, covered by IFRS 1 First-time adoption of International Financial Reporting Standards. In general, for the first-time adoption of IFRSs, the standards are applied retrospectively. However, there are a number of optional exemptions available under IFRS 1, First Time Adoption of International Financial Reporting Standards, from full retrospective application. The Group's approach to these exemptions is detailed below:

I. Business combinations which occurred prior to the transition date of 1 October 2004 have not been restated in accordance with IFRS 3, Business Combinations. Goodwill arising on the acquisition of businesses acquired before 1 October 1998 has been charged directly to reserves. Goodwill arising on the acquisition of a business acquired after 1 October 1998 and before 1 October 2004 is included in the balance sheet at original cost, less accumulated amortisation and any provisions for impairment as at 30 September 2004.
II. Cumulative translation differences for foreign operations are deemed to be zero at the transition date. Any gains or losses on the subsequent disposal of such operations will not include translation differences arising before the transition date.
III. The net book value of assets which had been revalued prior to the transition date have been treated as deemed cost at that date.
IV. IFRS 2, Share Based Payment, has been applied to all grants of equity instruments after 7 November 2002 that remained unvested as at 1 January 2005.

IFRS 1 allows first-time adopters an exemption from providing comparative information under IAS 32 Financial Instruments disclosure and presentation and IAS 39 Financial Instruments recognition and measurement. The Group has restated comparatives on financial instruments in accordance with IAS 32 and IAS 39 in order to benefit the user of the accounts and has not taken advantage of the exemption.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and entities controlled by the Company (its subsidiaries) and incorporate the results of its share of associates and jointly controlled entities using the equity method of accounting and jointly controlled assets and operations using proportional consolidation.

Control is achieved where the Company has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are consolidated from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used into line with those used by the Group.

An associate is an entity in which the Group has an equity interest and over which it has the ability to exercise significant influence. Investments in associates are carried at cost plus post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in value. The income statement reflects the Group's share of the results of operations after tax of the associate (the equity method).

1 Statement on accounting policies continued

Joint ventures

The Group undertakes a number of business activities through joint ventures. Joint ventures are established through contractual arrangements that require the unanimous consent of each of the venturers regarding the strategic financial and operating policies of the venture (joint control). The Group's joint ventures are of two types:

Jointly controlled entities

A jointly controlled entity is an entity in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Jointly controlled entities are accounted for using the equity method. The consolidated financial statements include the Group's share of the income and expenses after tax of the jointly controlled entity.

Jointly controlled assets and operations

A jointly controlled asset of operation is a joint venture in which the Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. A jointly controlled asset is a joint venture in which the venturers have joint control over the assets contributed or acquired for the purpose of the joint venture. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement.

Foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in US Dollars, which is the Company's functional and presentation currency.

Transactions denominated in foreign currencies are translated into US Dollars using the exchange rates prevailing at the dates of transactions. Non-monetary assets and liabilities are translated at the historic rate. Monetary assets and liabilities denominated in foreign currencies are translated into US Dollars at the rates of exchange ruling at the closing exchange rate.

Revenue

Revenue is derived from the sale of goods and is measured at the fair value of consideration received or receivable, after deducting discounts, volume rebates, value added tax and other sales taxes. A sale is recognised when the significant risks and rewards of ownership have passed. This is when title and insurance risk have passed to the customer, and the goods have been delivered to a contractually agreed location.

Revenue derived from the sale of part processed stocks is based on the payable metal sold.

Interest income is accrued on a time basis, by reference to the principle outstanding and the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Expenditure

Expenditure is recognised in respect of goods and services received.

Research and development

Research expenditure is charged to the income statement in the period in which it is incurred.

Development expenditure which meets the recognition criteria for an intangible asset under IAS 38 Intangible Assets, is capitalised and then amortised over the useful economic life of the developed asset, otherwise it is charged to the income statement as incurred.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred on individual projects is capitalised when the future economic benefit of the project can reasonably be regarded as assured. These costs are amortised from the point at which production capability commences over their expected useful lives or the life of mine, if shorter, to residual value.

Exploration costs are expensed if they relate to expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted or in the case of expansion and new opportunities, until a probable reserve has been defined and confirmed by a Competent Person. At that point, further costs are capitalised and amortised over their expected useful lives or the remaining life of mine, if shorter, to residual value.

1 Statement on accounting policies continued

Share-based payment

The cost of providing equity-settled and cash-settled share-based payments to employees is charged to the income statement over the vesting period of the related share options or share allocations. The cost is based on the fair value of the options or shares allocated and the number of awards expected to vest. The fair value of each option or share is determined using either a Black-Scholes option pricing model or a Monte Carlo projection model, depending on the type of the award. Market related performance conditions are reflected in the fair value of the share. Non market related performance conditions are allowed for using a separate assumption about the number of awards expected to vest; the final charge made reflects the numbers actually vested on the basis that market conditions are met.

Business combinations and goodwill

At the date of acquisition of a subsidiary undertaking, associate or joint venture fair values are attributed to the acquired identifiable assets, liabilities and contingent liabilities. Provisional fair values are finalised within twelve months of the acquisition date. Goodwill, which represents the difference between the fair value of the purchase consideration and the acquired interest in the fair values of those net assets, is capitalised and is subject to annual impairment testing in accordance with the policy set out below. Any negative goodwill is credited to the income statement in the year of acquisition. If an undertaking is subsequently sold, the amount of goodwill carried on the balance sheet at the date of disposal, is charged to the income statement in the period of disposal as part of the gain or loss on disposal.

Goodwill in respect of subsidiaries and joint ventures is included within intangible fixed assets. Goodwill relating to associates is included within the carrying value of the associate.

Goodwill that was eliminated against reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in determining any profit or loss on disposal.

Other intangible assets

Intangible assets acquired separately or from a business acquisition are capitalised at cost and fair value respectively. Where amortisation is charged on these assets, the expense is taken to the income statement through operating costs.

Amortisation of mineral rights is provided on a units of production basis over the remaining life of mine to residual value (20 to 40 years).

Other intangibles are amortised over their useful economic lives subject to a maximum of 20 years.

Property, plant and equipment

Property, plant and equipment is included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment.

Depreciation is provided on a straight-line or units of production basis, as appropriate over their expected useful lives or the remaining life of mine, if shorter, to residual value. The life of mine is based on proven and probable reserves. The expected useful lives of the major categories of property, plant and equipment are as follows:

	Method	Rate	
Shafts and underground	Units of production	2.5%-5.0% per annum	(20-40 years)
Metallurgical	Straight line	2.5%-7.1% per annum	(14-40 years)
Infrastructure	Straight line	2.5%-2.9% per annum	(35-40 years)
Other plant and equipment	Straight line	2.5%-50.0% per annum	(2-40 years)

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

Residual values and useful lives are re-assessed annually and if necessary changes are accounted for prospectively.

Impairment of tangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit ('CGU') to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

1 Statement on accounting policies continued
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment is recognised immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset (or CGU) in prior years. A reversal of an impairment is recognised as income immediately.

Impairment of goodwill
Goodwill arising on business combinations is allocated to the group of CGUs that are expected to benefit from the synergies of the combination and represents the lowest level at which goodwill is monitored by the Group's board of directors for internal management purposes. The recoverable amount of the group of CGUs to which goodwill has been allocated is tested for impairment annually on a consistent date during each financial year, or when such events or changes in circumstances indicate that it may be impaired.

Any impairment is recognised immediately in the income statement. Impairments of goodwill are not subsequently reversed.

Borrowing costs
Property, plant and equipment includes directly attributable borrowing costs which are capitalised during the period of construction.

Leases
Assets held under finance leases are capitalised and included in property, plant and equipment at the lower of the present value of the minimum lease payments or the fair value of the leased asset as determined at the inception of the lease. The obligations relating to finance leases, net of finance charges in respect of future periods, are included within bank loans and other borrowings, with the amount payable within 12 months included in bank overdrafts and loans within short term liabilities. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the income statement on a straight-line basis.

Assets held for sale
When an asset's carrying value will be recovered principally through a sale transaction, to take place within twelve months of the balance sheet date, rather than through continuing use it is classified as held for sale and stated at the lower of carrying value and fair value less costs to sell. No depreciation is charged in respect of non-current assets classified as held for sale.

Inventories
Inventories are valued at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value. Platinum Group Metals (PGMs) stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less net realisable value from by-products, apportioned according to the quantities of each of the three main metals produced.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value and have an original maturity of three months or less.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts as the bank overdraft is repayable on demand and forms an integral part of the Group's cash management.

1 Statement on accounting policies continued

Pensions and other post-retirement benefits

The Group operates a number of defined contribution schemes overseas in accordance with local regulations. The costs of these schemes are charged to the income statement as incurred.

The Group operates two types of pension 'schemes' in the United Kingdom. Firstly, there is a defined benefit retirement scheme for which the amount recognised in the balance sheet in respect of net assets or liabilities represents the present value of the obligations offset by the fair value of the plan assets. The cost of providing for the scheme is charged to the income statement over the periods relating to the employees' service. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside of the income statement in retained earnings and presented in the statement of recognised income and expense. This scheme has been closed to new entrants with effect from 6 April 2006. For employees who do not participate in the above scheme the Group makes payments in respect of pensions directly to the employee. These employees have the option to invest in a direct contribution scheme which the Group has set up or they may make their own arrangements.

Amendments to IAS 19 – Employee Benefits have been adopted early.

Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity in which case it is recognised in equity.

Current tax is provided at amounts expected to be paid or recovered using the tax rates and laws in force during the periods being reported upon.

Deferred tax as directed by IAS 12 Income Taxes is recognised in respect of certain temporary differences identified at the balance sheet date. Temporary differences are differences between the carrying amount of the Group's assets and liabilities and their tax base.

Deferred tax liabilities are offset against deferred tax assets within the same taxable entity or qualifying local tax group where the entities have the right to settle current tax liabilities net. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is provided on temporary differences arising on subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Rehabilitation costs

Rehabilitation costs are provided in full based on estimates of the future costs to be incurred, calculated on a discounted basis. As the provision is recognised, it is either capitalised as part of the cost of the related mine or written off to the income statement if utilised within one year. Where costs are capitalised the impact of such costs on the income statement is spread over the life of mine through the accretion of the discount of the provision and the depreciation over a units of production basis of the increased costs of the mining assets.

Provisions

Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be estimated reliably.

Financial instruments

The Group's principal financial instruments (other than derivatives) comprise bank loans, listed convertible bonds, investments, cash and short-term deposits.

Bank loans are recorded at amortised cost, net of transaction costs incurred, and are adjusted to amortise transaction costs over the term of the loan.

1 Statement on accounting policies continued
The Group has raised debt through the issue of convertible bonds. These bonds incorporate two key elements. Firstly, there is the financial liability in respect of the debt element. This is measured at net present value of future cash flows. Secondly, the bonds allow for conversion to equity at the option of the bond holder. This represents an equity embedded derivative. However, as the Group retains a cash settlement option this equity conversion feature is shown as a financial liability if the fair value is greater than the net present value of the debt. This embedded derivative is fair valued at each period end with changes in the fair value being taken through the income statement.

Investments are classified into loans and receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the investments were acquired, the nature of the investments and whether the investment is quoted or not. The classification of investments is determined at initial recognition. Investments are initially recognised at fair value, including acquisition costs. After initial recognition, investments classified as available-for-sale continue to be measured at fair value with gains or losses recognised directly in equity. On disposal or impairment of the investments, the gains or losses in equity are recycled into the income statement. Loans and receivables and investments classified as held-to-maturity are carried at amortised cost and gains or losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Other derivative financial instruments are used by the Group to manage exposure to market risks from treasury operations and commodity price risks on by-products. The principal derivative instruments used are foreign currency swaps, interest rate swaps, forward foreign exchange contracts and forward price agreements on by-products. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are initially recognised in the balance sheet at fair value and then remeasured at subsequent reporting dates to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Hedging derivatives are classified on inception as fair value hedges or cash flow hedges.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognised directly in equity if effective. The gain or loss relating to the ineffective portion is recognised immediately in the income statement, to the extent that the change in value of the hedging instrument is greater than the change in value of the hedged item.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Segmental reporting
A segment is a distinguishable component of the Group that is engaged in either providing products or services (business segment), or is providing products or services within a particular economic environment (geographical segment) which is subject to risks and rewards that are different from those of other segments.

Significant judgements
The directors consider the carrying value of goodwill, intangibles and property, plant and equipment to be recoverable. These have been assessed for impairment based on value in use. Assessment of value in use has been based on production continuing at current or higher levels and PGM prices being maintained in-line with current market expectations.

The Group holds a 22% interest in Platmin Limited but has accounted for the entity as an available for sale asset as the Group has no representation on the Board of Platmin Limited and is unable to exert significant influence on the company.

1 Statement on accounting policies continued

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 30 September 2006 and have not been applied in preparing these consolidated financial statements:

- IFRS 6 – Exploration for and Evaluation of Mineral Resources includes rules for accounting for expenses related to the exploration and evaluation of mineral resources such as minerals, oil, natural gas and similar finite resources before the technical feasibility and commercial viability of extracting the resource can be demonstrated. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses. Instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 are carried out on exploration and evaluation assets. Implementation of this standard is not expected to have a material impact on the Group's results, assets or liabilities.
- IFRS 7 – Financial Instruments: Disclosures and the Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures requires extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS1, which become mandatory for the Group's 2007 financial statements, will require additional disclosures with respect to the Group's financial instruments and share capital.
- Amendment to IAS 39 and IFRS 4 – Insurance contracts. Implementation of this standard is not expected to have a material impact on the Group's results, assets or liabilities.
- IFRIC 4 – Determining whether an arrangement contains a lease provides guidance on determining whether arrangements which convey the right to use an asset in return for a series of payments should be accounted for in accordance with IAS 7 – Leases. The potential impact of implementation of this Interpretation has not been determined.
- IFRIC 5 – Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds addresses the issues of how a contributor to such a fund should account for interest in the fund and how obligations to make additional contributions should be accounted for. Implementation of this standard is not expected to have a material impact on the Group's results, assets or liabilities.
- IFRIC 9 – Reassessment of Embedded Derivatives requires that a reassessment of whether embedded derivatives should be separated from the underlying host contract should be made only when there are changes to the contract. IFRIC 9, which becomes mandatory for the Group's 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

2 Segmental analysis

Analysis by business group	2006 Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue – external sales	**1,855**	**–**	**–**	**1,855**
Operating profit	**877**	**(19)**	**(16)**	**842**
Segment total assets	**2,596**	**145**	**–**	**2,741**
Segment total liabilities	**(926)**	**(503)**	**–**	**(1,429)**
Capital expenditure[i]	**232**	**1**	**–**	**233**
Depreciation and amortisation	**81**	**–**	**–**	**81**

Analysis by business group	2005 Platinum $m	Corporate $m	Exploration $m	Total $m
Revenue – external sales	1,128	–	–	1,128
Operating profit	385	(24)	(11)	350
Segment total assets	2,051	135	–	2,186
Segment total liabilities	(672)	(510)	–	(1,182)
Capital expenditure[i]	210	–	–	210
Depreciation and amortisation	67	–	–	67

Analysis by geographical location	2006 South Africa $m	UK $m	Other $m	Total $m
Revenue – external sales	**1,855**	**–**	**–**	**1,855**
Segment total assets	**2,594**	**145**	**2**	**2,741**
Capital expenditure[i]	**232**	**1**	**–**	**233**

Analysis by geographical location	2005 South Africa $m	UK $m	Other $m	Total $m
Revenue – external sales	1,128	–	–	1,128
Segment total assets	2,048	135	3	2,186
Capital expenditure[i]	210	–	–	210

Footnote:
i Capital expenditure includes additions to plant, property and equipment (including capitalised interest), intangible assets and goodwill in accordance with IAS14 – Segment reporting.

Revenue by destination is analysed by geographical area below:

	2006 $m	2005 $m
The Americas	**435**	368
Asia	**518**	351
Europe	**291**	210
South Africa	**602**	191
Zimbabwe	**9**	8
	1,855	1,128

3 Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group.

	2006 $m	2005 $m
EBITDA		
– Sale of houses	**12**	–
– Reorganisation	**–**	(12)
Finance costs		
– Calculation of capitalised interest	**21**	–
– Movement in fair value of embedded derivative	**(227)**	(8)
Special loss before taxation	**(194)**	(20)
Taxation on above items (note 7)	**(4)**	2
Tax rate change – effect on opening deferred tax balance	**–**	11
Exchange on tax balances (note 7)	**82**	(2)
Special loss before minority interest	**(116)**	(9)
Minority interest	**(16)**	(1)
Special loss for the year attributable to equity shareholders of Lonmin Plc	**(132)**	(10)

- Sale of houses: we currently accommodate a substantial number of our employees in hostels and married quarters with the remainder living in their homes. We are selling houses to employees to encourage home-ownership. Any profits or losses from such sales at fair value are not deemed to represent underlying earnings.

- Capitalised interest includes an adjustment to the interest capitalised in prior years of $21 million.

- The convertible bond contains an embedded derivative which is held at fair value. Due to the cash settlement option the bond is classified within non-current liabilities and movements in fair value are taken to the income statement. Fluctuations in fair value are mainly due to changes in share price.

- The Group holds both current and deferred tax balances in Rand which is not the functional currency of the Group. Given the volatility of the Rand to US$ exchange rate the revaluation of such tax balances can cause significant variations in the tax charge and therefore profitability. Consequently the directors feel that such foreign exchange impacts should be treated as special.

4 Group operating profit

Group operating profit is arrived at as follows:

	2006 $m	2005 $m
Revenue	**1,855**	1,128
Cost of sales	**(949)**	(751)
Gross profit	**906**	377
Administration expenses	**(46)**	(42)
Exploration	**(14)**	(11)
Other operating (expense)/income	**(4)**	26
Group operating profit	**842**	350

Group operating profit is stated after charging:

	2006 $m	2005 $m
Operating lease charges – land and buildings	**1**	2
Depreciation charge – owned tangible assets	**69**	60
Amortisation charge – intangible assets	**12**	7
Profit on sale of assets held for sale	**12**	–
Foreign exchange losses	**(2)**	–

Fees payable to KPMG Audit Plc and its associates are analysed as follows:

	2006			2005		
	UK $m	Overseas $m	Total $m	UK $m	Overseas $m	Total $m
Audit remuneration						
– Final	**0.5**	**0.4**	**0.9**	0.3	0.4	0.7
– Interim	**0.1**	**0.1**	**0.2**	0.1	0.1	0.2
Accounting advice	**0.1**	**0.1**	**0.2**	–	0.1	0.1
Tax advice	**–**	**0.3**	**0.3**	0.1	0.2	0.3
IFRS advice	**0.2**	**–**	**0.2**	0.1	–	0.1
Sustainability	**–**	**0.1**	**0.1**	–	–	–
US GAAP and related advice	**0.1**	**–**	**0.1**	–	–	–
	1.0	**1.0**	**2.0**	0.6	0.8	1.4

5 Employees

The average number of employees and directors during the year was as follows:

	2006 No.	2005 No.
South Africa	**23,144**	22,370
Europe	**36**	32
	23,180	22,402

The aggregate payroll costs of employees and key management were as follows:

Employee costs	2006 $m	2005 $m
Wages and salaries	**331**	261
Social security costs	**25**	29
Other pension costs	**41**	23
Share based payments	**9**	4
	406	317

Key management compensation	2006 $m	2005 $m
Short-term employee benefits	**8**	8
Post-employment benefits	**1**	1
Share-based payments	**1**	2
	10	11

The key management compensation analysed above represents amounts in respect of the Chief Executive Committee (CEC) which comprises the three executive directors and five other senior managers.

The Sterling equivalents of total directors' emoluments and emoluments of the highest paid director together with full details of directors' remuneration, pensions and benefits in kind are given in the Remuneration Committee report on pages 15 to 30.

6 Net finance costs

	2006 $m	2005 $m
Finance income:	**12**	11
Interest receivable	**2**	2
Return on defined benefit pension scheme assets	**8**	8
Movement in fair value of non-current other receivables	**2**	1
Finance expenses:	**(34)**	(37)
On bank loans and overdrafts	**(35)**	(24)
Bank fees	**(3)**	(2)
Capitalised interest	**16**	1
Discounting on provisions	**(2)**	(2)
Unwind of discounting on convertible bond	**–**	(1)
Interest cost of defined benefit pension scheme liabilities	**(6)**	(7)
Exchange differences on net debt	**(4)**	(2)
Special items (note 3):	**(206)**	(8)
Prior years capitalised interest	**21**	–
Movement in fair values of derivative financial instruments	**(227)**	(8)
Total finance expenses	**(240)**	(45)
Net finance costs	**(228)**	(34)

7 Taxation

	2006 $m	2005 $m
United Kingdom:		
Current tax expense at 30% (2005 – 30%)	**122**	53
Less amount of the benefit arising from double tax relief available	**(122)**	(53)
Total UK tax expense	**–**	–
Overseas:		
Current tax expense at 29% (2005 – 29%) excluding special items	**259**	99
Corporate tax expense	**217**	81
Tax on dividends remitted	**43**	19
Prior year items	**(1)**	(1)
Deferred tax expense:	**21**	30
Origination and reversal of temporary differences	**21**	30
Special items (note 3):	**(78)**	(11)
Deferred tax on sale of houses	**4**	–
Tax on reorganisation costs	**–**	(2)
Exchange on current taxation	**(15)**	(3)
Change in South African corporate tax rate to 29% (from 1 October 2004)	**–**	(11)
Exchange on deferred taxation	**(67)**	5
Actual tax charge	**202**	118
Tax charge excluding special items (note 3)	**280**	129
Actual tax rate	**32%**	37%
Effective tax rate excluding special items (note 3)	**34%**	38%

7 Taxation continued

A reconciliation of the standard tax charge to the tax charge was as follows:

	2006		2005	
	%	$m	%	$m
Tax charge at standard tax rate	**29**	**184**	29	93
Overseas taxes on dividends remitted by subsidiary companies	**7**	**43**	6	19
Change in South African corporate tax rate	**–**	**–**	(3)	(11)
Exchange on current and deferred tax	**(13)**	**(82)**	1	2
Tax effect of movements in the fair values of financial instruments	**10**	**66**	1	2
Tax effect of capitalised interest adjustment	**(1)**	**(6)**	–	–
Tax effect of other timing differences	**–**	**(3)**	3	13
Actual tax charge	**32**	**202**	37	118

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group was the South African statutory tax rate of 29% (2005 – 29%). The secondary tax rate on dividends remitted by South African companies was 12.5% (2005 – 12.5%).

8 Earnings per share

Earnings per share have been calculated on the profit attributable to equity shareholders amounting to $313 million (2005 – $158 million) using a weighted average number of 142,594,539 ordinary shares in issue (2005 – 141,727,124 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds. Shares issuable on conversion of the convertible bonds were anti-dilutive in the current and prior year and have been excluded from diluted earnings per share in accordance with IAS 33 – Earnings Per Share.

	2006			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**313**	**142,594,539**	**219.5**	158	141,727,124	111.5
Share option schemes	**–**	**2,021,331**	**(3.1)**	–	290,375	(0.2)
Diluted EPS	**313**	**144,615,870**	**216.4**	158	142,017,499	111.3

	2006			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Underlying EPS	**445**	**142,594,539**	**312.1**	168	141,727,124	118.5
Share option schemes	**–**	**2,021,331**	**(4.4)**	–	290,375	(0.2)
Diluted underlying EPS	**445**	**144,615,870**	**307.7**	168	142,017,499	118.3

Underlying earnings per share have been presented as the Directors consider it to give a fairer reflection of the underlying results of the business. Underlying earnings per share are based on the profit attributable to equity shareholders adjusted to exclude special items (as defined in note 3) as follows:

	2006			2005		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**313**	**142,594,539**	**219.5**	158	141,727,124	111.5
Special items (note 3)	**132**	**–**	**92.6**	10	–	7.0
Underlying EPS	**445**	**142,594,539**	**312.1**	168	141,727,124	118.5

9 Dividends

	2006		2005	
	$m	**Cents per share**	$m	Cents per share
Prior year final dividend, paid in the year	**60**	**42.0**	60	42.0
Interim dividend, paid in the year	**64**	**45.0**	42	30.0
Total dividend paid in the year	**124**	**87.0**	102	72.0
Interim dividend, paid in the year		**45.0**		30.0
Proposed final dividend for the year		**55.0**		42.0
Total dividend in respect of the year		**100.0**		72.0

10 Goodwill

	2006 **$m**	2005 Restated[i] $m
At 1 October	**100**	–
Purchase of Messina minorities (note 33)	**13**	–
Reassessment of fair values (note 33)	**–**	100
At 30 September	**113**	100

Footnote:
i 2005 has been restated under IFRS 3 – Business Combinations, following the finalisation of the fair values arising upon the acquisition of Southern Platinum Corporation (see note 33).

As at 30 September 2005 goodwill comprised:
- $40 million arising on the finalisation of the fair values of 9.11% of the assets and liabilities of Eastern Platinum Limited and Western Platinum Limited
- $60 million arising on the finalisation of the fair values of the assets and liabilities of Southern Platinum Corporation (including Messina Platinum Mines Limited) (note 33).

In February 2006 the Group acquired the remaining minority interest in Messina Platinum Mines Limited for a consideration of $13 million. This represented 8.5% of the share capital of which the Group's share of net assets acquired was $nil. The consideration paid was based upon the future cash generation expected and consequently the Group has capitalised this investment as goodwill.

Impairment reviews have been carried out based on value in use assuming that production levels continue at the expected level and that metal prices remain at a value that is in-line with market expectations.

11 Intangible assets

	2006			2005		
	Mineral rights $m	**Other $m**	**Total $m**	Mineral rights Restated[i] $m	Other $m	Total Restated[i] $m
Cost:						
At 1 October	**337**	**26**	**363**	284	–	284
On acquisition of subsidiaries (note 34)	**–**	**–**	**–**	53	–	53
Additions	**–**	**21**	**21**	–	26	26
At 30 September	**337**	**47**	**384**	337	26	363
Amortisation:						
At 1 October	**44**	**–**	**44**	37	–	37
Charge for the year	**9**	**3**	**12**	7	–	7
At 30 September	**53**	**3**	**56**	44	–	44
Net book value:						
At 30 September	**284**	**44**	**328**	293	26	319

Footnote:
i 2005 has been restated under IFRS 3 – Business Combinations, following the finalisation of the fair values arising upon the acquisition of Southern Platinum Corporation (see note 33).

11 Intangible assets continued

Additions during the year for other intangible assets were capitalised software development costs. At 30 September 2006 the net book value of other intangible assets represented $29 million capitalised software development costs and $15 million Messina concentrate off-take contract.

12 Property, plant and equipment

	Leasehold Short term $m	Shafts and underground $m	Metallurgical $m	Infrastructure $m	Capital work in progress $m	Other plant and equipment $m	Total $m
Cost:							
At 1 October 2005	–	633	508	207	285	82	1,715
Additions	1	167	(9)	38	–	2	199
Transfer to assets held for sale	–	–	–	(6)	–	–	(6)
Transfers	–	183	2	–	(183)	(2)	–
At 30 September 2006	**1**	**983**	**501**	**239**	**102**	**82**	**1,908**
Depreciation:							
At 1 October 2005	–	190	100	63	–	23	376
Charge for the year	–	32	15	21	–	1	69
At 30 September 2006	**–**	**222**	**115**	**84**	**–**	**24**	**445**
Net book value:							
At 30 September 2006	**1**	**761**	**386**	**155**	**102**	**58**	**1,463**

	Shafts and underground Restated[1] $m	Metallurgical $m	Infrastructure $m	Capital work in progress $m	Other plant and equipment $m	Total Restated[1] $m
Cost:						
At 1 October 2004	461	439	197	203	69	1,369
On acquisition of subsidiaries	137	31	9	–	1	178
Additions	35	38	17	82	12	184
Transfer to assets held for sale	–	–	(16)	–	–	(16)
At 30 September 2005	633	508	207	285	82	1,715
Depreciation:						
At 1 October 2004	142	76	52	–	17	287
On acquisition of subsidiaries	21	8	–	–	–	29
Charge for the year	27	16	11	–	6	60
At 30 September 2005	190	100	63	–	23	376
Net book value:						
At 30 September 2005	443	408	144	285	59	1,339
At 30 September 2004	319	363	145	203	52	1,082

Footnote:
1 2005 has been restated under IFRS 3 – Business Combinations, following the finalisation of the fair values arising upon the acquisition of Southern Platinum Corporation (note 33).

Included in other plant and equipment are leased assets with a cost of $nil (2005 – $8 million) and a net book value of $nil (2005 – $nil).

Included in shafts and underground are leased assets with a cost of $nil (2005 – $1 million) and a net book value of $nil (2005 – $1million).

Cost of property, plant and equipment included $110 million (2005 – $73 million) in respect of capitalised interest. Interest capitalised during 2006 amounted to $16 million (2005 – $1 million) at a rate of 5%. A further $21 million was capitalised in the year relating to an adjustment to amounts capitalised in prior years (see note 3). In accordance with the Group accounting policies no depreciation has been provided on surface mining land having a book value of $13 million (2005 – $13 million).

13 Investment in associate and joint venture

2006	Ownership	Current assets $m	Non-current assets $m	Total assets $m	Current liabilities $m	Non-current liabilities $m	Total liabilities $m	Revenue $m	Expenses $m	Profit $m
Incwala (associate)	24%	11	110	121	–	(24)	(24)	15	(3)	12
Pandora (joint venture)	43%	10	–	10	–	–	–	18	(11)	7
		21	110	131	–	(24)	(24)	33	(14)	19

2005	Ownership	Current assets $m	Non-current assets $m	Total assets $m	Current liabilities $m	Non-current liabilities $m	Total liabilities $m	Revenue $m	Expenses $m	Profit $m
Incwala (associate)	24%	1	108	109	–	(24)	(24)	6	(3)	3
Pandora (joint venture)	43%	–	–	–	–	–	–	3	(3)	–
		1	108	109	–	(24)	(24)	9	(6)	3

Amounts recognised by the Group in respect of the associate and joint venture comprised:

	2006			2005		
	Associate $m	**Joint venture $m**	**Total $m**	Associate $m	Joint venture $m	Total $m
Share of net assets	**97**	**10**	**107**	85	–	85
Goodwill	**6**	**–**	**6**	6	–	6
	103	**10**	**113**	91	–	91

14 Financial assets

	Available for sale $m	Other receivables $m	Total $m
At 1 October 2005	15	22	37
Additions	36	–	36
Movement in fair value	46	2	48
Exchange differences	1	(5)	(4)
At 30 September 2006	**98**	**19**	**117**

Financial assets are held at fair value using the market price where available. Where no market value is available the carrying value of net assets less impairment is used.

Available for sale financial assets includes a 22% shareholding in Platmin Limited. This has not been treated as an associate as in the opinion of the directors the Group does not exert, or have the ability to exert, significant influence over the Company.

Other receivables at 30 September 2006 represented loans advanced to fellow investors in Incwala Resources (Pty) Limited in which the Group holds a 24% interest. These loans expire between three and five years.

	2006 $m	2005 $m
Listed investments	**84**	–

Listed investments include a 22% shareholding in Platmin Limited which listed on the AIM on 10 August 2006.

15 Employee benefits

Non-current assets

The Group operates a number of funded pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $40 million (2005 – $23 million), $39 million of which related to overseas schemes (2005 – $22 million). The overseas schemes were all defined contribution plans and in the UK there was both a defined benefit scheme, the Lonmin Superannuation Scheme (the LSS scheme) and a defined contribution scheme. There were no accrued obligations under defined contribution plans.

The LSS Scheme

For the LSS scheme the actuarial valuation was conducted on 30 September 2006 using the following major assumptions:

Discount rate	5.0% per annum	(2005 – 5.00% per annum)
Inflation assumptions	3.0% per annum	(2005 – 2.75% per annum)
Rate of increase in salaries	3.5% per annum	(2005 – 3.25% per annum)
Rate of increase in pensions in payment	3.0% per annum	(2005 – 2.75% per annum)
Contribution rate in the year	25.0% per annum	(2005 – 25.0% per annum)
Expected future contribution rate	40.8% per annum	(2005 – 25.0% per annum)

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

For its UK pension arrangements the Group has, for the purpose of calculating its liabilities as at 30 September 2006 used PA 92 c2010 tables based on year of birth (as published by the Institute of Actuaries) for pre-retirement mortality (2005 – PA 92 c2010) and PA 92 c2020 for post-retirement mortality (2005 – PA 92 c2020).

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2006 Expected return		2005 Expected return	
	%	**$m**	%	$m
Insurance policies	**5.0**	**65**	5.0	61
Equities	**7.6**	**38**	7.5	35
Bonds	**4.4**	**44**	4.3	40
Total market value of assets		**147**		136
Unrecognised assets		**(5)**		–
Value of plan assets		**142**		136
Fair value of scheme liabilities		**(136)**		(124)
Net pension asset		**6**		12

The net pension asset shown above has been included in the primary statements.

An analysis of the amounts that have been charged to operating profit were as follows:

	2006 $m	2005 $m
Current service cost	**(1)**	(1)
Total operating charge	**(1)**	(1)

15 Pension costs continued
An analysis of the amounts that have been charged to interest were as follows:

	2006 $m	2005 $m
Expected return on pension scheme assets	**8**	7
Interest on pension scheme liabilities	**(6)**	(6)
Net return	**2**	1

An analysis of the amounts that has been recognised in the statement of recognised income and expenses (SORIE) were as follows:

	2006 $m	2005 $m
Actual return less expected return on pension scheme assets	**2**	9
Unrecognised asset	**(5)**	–
Experience gains arising on scheme liabilities	**1**	1
Changes in assumptions underlying the present value of the scheme liabilities (increase to mortality assumption)	**(4)**	(3)
Actuarial (loss)/profit recognised in the SORIE	**(6)**	7

When setting the overall expected rate of return on plan assets, historical markets are studied and long-term historical relationships between equities and bonds are preserved. This is consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before expected return assumptions are determined for each asset class. The overall expected return is established with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check they are reasonable and appropriate.

Changes in the fair value of plan assets were as follows:

	$m
Value of plan assets at 1 October 2004	127
Expected return on assets	7
Actuarial gain	9
Employer contribution	1
Exchange loss	(2)
Benefits paid and expenses	(6)
Value of plan assets at 30 September 2005	136
Expected return on assets	8
Actuarial gain	2
Employer contribution	1
Exchange gain	6
Benefits paid and expenses	(6)
Unrecognised assets	(5)
Value of plan assets at 30 September 2006	**142**

15 Pension costs continued

Changes in the present value of the defined benefit obligations before allocation to equity accounted investments were as follows:

	$m
Defined benefit obligations at 1 October 2004	122
Service cost	1
Interest cost	6
Exchange loss	(2)
Actuarial losses	3
Benefits paid	(6)
Defined benefit obligations at 30 September 2005	124
Service cost	1
Interest cost	6
Exchange gain	7
Actuarial losses	4
Benefits paid	(6)
Defined benefit obligations at 30 September 2006	**136**

An analysis of the history of experience gains and losses was as follows:

	2006 $m	2005 $m
Difference between expected and actual return on scheme assets	**2**	9
Experience gains on scheme liabilities	**–**	1
Total amount recognised in SORIE	**7**	6

Non-current liabilities

	2006 $m	2005 $m
Cash settled share options	**(4)**	(1)
Social security on share options	**(3)**	–
	(7)	(1)

16 Inventories

	2006 $m	2005 $m
Raw materials and consumables	**41**	42
Work in progress	**54**	49
Finished goods	**40**	19
	135	110

The cost of inventories recognised as an expense and included in cost of sales amounted to $880 million (2005 – $691 million).

17 Trade and other receivables

	2006 $m	2005 $m
Amounts falling due within one year:		
Trade receivables	**362**	118
Other receivables	**28**	23
Prepayments and accrued income	**4**	5
Loans receivable	**2**	1
	396	147

18 Assets held for sale

	2006 $m	2005 $m
At 1 October	**16**	–
Disposals	**(16)**	–
Transfer from property, plant and equipment	**6**	16
At 30 September	**6**	16

Assets held for sale represent houses the Group is selling to employees, within twelve months of the balance sheet date, to encourage home-ownership. These assets are held in the Platinum business segment and the South African geographical region.

19 Trade and other payables

	2006 $m	2005 $m
Trade payables	**84**	39
Indirect taxation and social security	**1**	1
Other payables	**38**	9
Accruals	**86**	84
	209	133

20 Interest bearing loans and borrowings

		2006 $m	2005 $m
Long-term loans:			
US Dollar 3.75% convertible bonds due 2008	– unsecured	**211**	210
Bank loans	– unsecured	**288**	295
Finance lease	– secured	**–**	1
		499	506

The unsecured convertible bonds are shown at the net present value of future cash flows after deducting issue expenses of $2 million (2005 – $3 million) in accordance with IAS 23 – Borrowing costs. The amount to be repaid on the bonds is $215.8 million (see note 34 for details of conversion). The unsecured bank loans are drawn in US$ and bear interest at LIBOR + 1% and are shown after deducting issue expenses of $nil (2005 – $1 million).

20 Interest bearing loans and borrowings continued

The loans are repayable over the following periods:

	2006 $m	2005 $m
Between one and two years:		
Secured	–	1
Between two and five years:		
Unsecured	**398**	505
Greater than five years:		
Unsecured	**101**	–
	499	506

21 Derivative financial instruments

Cash flow hedges	2006 $m	2005 $m
Forward contracts	**(4)**	–
Total current derivatives	**(4)**	–

The forward contracts expire within twelve months of the balance sheet date and have a nominal value of $27 million.

Non hedge	2006 $m	2005 $m
Derivative embedded in the convertible bond	**268**	41
Total non-current derivatives	**268**	41

22 Financial risk management

The functional currency of the parent company and principal entities of the Group is the US Dollar. The Group does not undertake any trading activity in financial instruments. Details of the Group's financial risk management are described in the Financial Review on pages 4 and 5.

22a Interest rate risk

Based on contracted maturities the following amounts are exposed to interest rate risk over the future as shown below:

	Weighted average interest rate 2006 %	2007 $m	2008 $m	2009 $m	2010 $m	2011 $m	2012 $m
Assets							
Current							
Other Investments	7.0	8	8	8	8	8	8
Cash and cash equivalents	5.1	61	–	–	–	–	–
Liabilities							
Non-current							
Loans	5.4	501	503	244	187	101	–
Current							
Loans and overdraft	4.9	18	–	–	–	–	–

22 Financial risk management continued

	Non-interest bearing		At fixed interest rates		At floating interest rates	
	2006 $m	2005 $m	**2006 $m**	2005 $m	**2006 $m**	2005 $m
Financial liabilities						
US Dollar	**272**	41	**211**	–	**306**	594
SA Rand	**–**	–	**–**	–	**–**	1
	272	41	**211**	–	**306**	595

	2006 $m	2005 $m
The financial liabilities of the Group comprised:		
Total borrowings	**517**	595
Current derivative financial instruments	**4**	–
Non-current derivative financial instruments	**268**	41
	789	636

Floating rate financial liabilities comprised bank borrowings and overdrafts bearing interest at the applicable inter-bank offer rates or prime lending rates and finance lease obligations outstanding in South Africa. Included within floating rate financial liabilities in the prior year were $215.8 million 3.75% convertible bonds due 30 September 2008. The bonds were shown as liabilities at floating interest rates due to the fact that during October 2003, a two-year floating rate interest swap was entered into in respect of them with interest calculated on a six-month LIBOR in arrears basis. The interest charged on the bonds in 2005 amounted to $10 million (2004 – $6 million) representing a loss in 2005 of $2 million (2004 – profit of $2 million) as a result of the swap arrangement. The unsecured convertible bonds are shown after deducting issue expenses of $2 million (2005 – $3 million) in accordance with IAS 23 Borrowing costs. The swap expired on 30 September 2005 with no further contracts entered into to date.

	Non-interest bearing		At floating interest rates	
	2006 $m	2005 $m	**2006 $m**	2005 $m
Financial assets				
US Dollar	**90**	8	**35**	2
SA Rand	**19**	22	**34**	12
Sterling	**–**	–	**2**	5
	109	30	**71**	19

	2006 $m	2005 $m
The financial assets of the Group comprised:		
Cash and short-term deposits	**61**	11
Loans receivable	**21**	23
Available for sale financial assets	**98**	15
	180	49

Non-interest bearing financial assets represented:

- Loans advanced to HDSA consortia and Seed Capital investors following the completion of the Incwala and Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) transactions on 30 September 2004. These loans expire between three and five years from the balance sheet date and some will become interest bearing after three years if they are not repaid.
- Available for sale financial assets excluding monies held in trust to fund future rehabilitation obligations.

Floating rate financial assets comprised mainly bank deposits bearing interest at commercial rates fixed by reference to LIBOR for Sterling and US Dollar assets, or the applicable inter-bank interest rates for all other financial assets. They also included a short-term loan advanced following the completion of the Incwala and EPL and WPL transactions and monies held in trust to fund future rehabilitation obligations.

22 Financial risk management continued

22b Currency exposures

Lonmin's operations are based predominantly in South Africa with the vast majority of the income stream arising in US Dollars. Cash held in South Africa is mainly in US Dollars and is normally remitted on a quarterly basis to the UK. When short-term working capital facilities are required in South Africa these are in US Dollars or South African Rand as appropriate.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the functional currency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the income statement.

	Net foreign currency monetary assets					
	2006			2005		
	SA Rand $m	**Sterling $m**	**Total $m**	SA Rand $m	Sterling $m	Total $m
Functional currency of Group operation:						
US Dollar	**53**	**2**	**55**	33	5	38

The South African Rand net monetary assets included loans receivable, trust funds to finance rehabilitation liabilities and outstanding finance lease obligations. The Sterling net monetary assets comprised bank deposits held in head office companies.

22c Maturity of financial liabilities

	2006 $m	2005 $m
In one year or less, or on demand	**–**	86
In more than one year but not more than two years	**–**	92
In more than two years but not more than five years	**398**	417
In greater than five years	**101**	–
	499	595

22d Undrawn committed borrowing facilities

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future.

	2006 $m	2005 $m
Expiring in one year or less	**750**	675
Expiring in more than one year but not more than two years	**–**	199
Expiring in more than two years	**162**	47
	912	921

22e Hedging

Forward sales are undertaken where the Board determines that it is in the Group's interest to secure a proportion of future cash flows. The notional, or contracted, amounts of derivative financial instruments are shown in note 21.

23 Deferred tax assets/(liabilities)

	2006			2005		
	Deferred tax assets $m	**Deferred tax liabilities $m**	**Net balance $m**	Deferred tax assets $m	Deferred tax liabilities $m	Net balance $m
Property, plant and equipment	**–**	**(319)**	**(319)**	–	(359)	(359)
Share-based payments	**10**	**–**	**10**	2	–	2
Provisions	**15**	**–**	**15**	13	–	13
	25	**(319)**	**(294)**	15	(359)	(344)

Movement in temporary differences during the year

	At 1 October 2005 $m	Recognised in Income: Exchange movements $m	Recognised in Income: Special items $m	Recognised in Income: Underlying $m	Recognised in equity $m	**At 30 September 2006 $m**
Property, plant and equipment	(359)	65	(4)	(21)	–	**(319)**
Provisions	13	2	–	–	–	**15**
Share-based payments	2	–	–	–	8	**10**
	(344)	67	(4)	(21)	8	**(294)**

	At 1 October 2004 $m	Recognised in Income: Exchange movements $m	Recognised in Income: Special items $m	Recognised in Income: Underlying $m	Recognised in equity $m	At 30 September 2005 $m
Property, plant and equipment	(332)	(5)	11	(33)	–	(359)
Provisions	10	–	–	3	–	13
Share-based payments	–	–	–	–	2	2
	(322)	(5)	11	(30)	2	(344)

Unrecognised deferred tax assets and liabilities

	2006 $m	2005 $m
Capital losses carried forward	**245**	231
Trading and other losses carried forward	**33**	43
Unredeemed capital expenditure	**54**	50
Retirement benefit asset	**(2)**	(4)
Share based payments	**2**	1
	332	321

At 30 September 2006, the Group had an amount of $103 million (2005 – $103 million) of surplus Advanced Corporation Tax (ACT) available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. 'Shadow ACT' amounted to $216 million (2005 – $189 million) and must be set-off prior to the utilisation of surplus ACT.

No deferred tax assets have been recognised in respect of the operating losses and the capital losses as it is not considered more likely than not that there will be suitable taxable profits from which the future reversal of any of the underlying differences can be deducted.

24 Provisions

	2006 $m	2005 $m
At 1 October 2005	**42**	31
Charge for the year	**2**	–
Utilised in the year	**(1)**	–
Unwinding of discount	**2**	2
Subsidiaries acquired	**–**	2
Additions	**–**	6
Exchange differences	**(6)**	1
At 30 September 2006	**39**	42

Provisions represent site rehabilitation liabilities.

25 Contingent assets and liabilities

	2006 $m	2005 $m
Third party guarantees	**9**	9
Indemnities	**177**	177
Preference share capital put options	**15**	15
Vantage Capital Investments	**20**	–
Contingent liabilities	**221**	201

Third party guarantees relate to guarantees provided by the Group in connection with the sale of certain subsidiaries during 1998 to date for which amounts have been reasonably estimated but the liabilities are not probable and therefore the Group has not provided for such amounts in the accounts.

Various indemnities were given by Lonmin following the purchase of the additional 9.11% in Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) and the investment in Incwala Resources (Pty) Limited. These indemnities fall into two categories as follows:

1 Vendor financing indemnity – Lonmin has agreed to indemnify Impala against any non-payment on the relevant due date of any principal amount owing to Impala by any HDSA (Historically Disadvantaged South African) investor in relation to loans made by Impala to HDSA investors for their purchase of shares in EPL and WPL. The value of this indemnity is the Rand equivalent of $95 million of which $68 million expires on 30 September 2009 and $27 million expires on 30 September 2011. A counter-indemnity has been given by each HDSA investor, which is secured on that HDSA investor's shares in Incwala.

2 Industrial Development Corporation (IDC) investment in Incwala – Lonmin has agreed to indemnify the IDC up to the value of its invesment in Incwala (the Rand equivalent of $82 million) in relation to warranties provided by Incwala Resources (Pty) Limited and Incwala Platinum (Pty) Limited to the preference shareholders, based on information disclosed by EPL, WPL or Lonmin. This contingent liability falls away on 30 September 2007.

Additionally, various preference share capital put option agreements were entered into by Lonmin with a number of banks who subscribed for preference shares in HDSAs investing in Incwala. These options, which amount to $15 million, can be put upon Lonmin by the banks in the event that the HDSAs default on payment. Furthermore, pursuant to a reorganisation of the HDSA shareholdings in Incwala Resources, Lonmin Plc had granted Standard Chartered Bank Johannesburg Branch a put option in respect of 96 preference shares in Vantage Capital Investments (Proprietary) Ltd. The capital sum outstanding at 30 September 2006 was $20 million.

26 Called up share capital and share premium account

		2006 $m	2005 $m
Authorised			
252,735,000	Ordinary shares of $1 each	**253**	253
	(2005 – 252,735,000 ordinary shares of $1 each)		
50,000	Deferred shares of £1 each	**–**	–
	(2005 – 50,000 deferred shares of £1 each)		
Issued and fully paid			
142,914,832	Ordinary shares of $1 each	**143**	142
	(2005 – 142,064,482 ordinary shares of $1 each)		
50,000	Deferred shares of £1 each	**–**	–
	(2005 – 50,000 deferred shares of £1 each)		

		Paid up amount $m	Share premium $m
Issued and fully paid	At 1 October 2005:		
142,064,482	Ordinary shares of $1 each	142	12
50,000	Deferred shares of £1 each	–	–
	The exercise of options under:		
841,754	– The Lonmin Executive Share Option Scheme	1	14
7,943	– The Lonmin Share Option Scheme	–	–
604	– The Lonmin Savings Related Share Option Scheme 1994	–	–
	The conversion of convertible bonds:		
49	– Convertible bonds 2008	–	–
	At 30 September 2006:		
142,914,832	**Ordinary shares of $1 each**	**143**	**26**
50,000	**Deferred shares of £1 each**	**–**	**–**

There were 50,000 Sterling deferred shares of £1 each in issue at 30 September 2006 (2005 – 50,000). These were created in 2002 and issued to a nominee Company by the capitalisation of reserves in order to comply with the requirement that a Public Limited Company must have a minimum share capital of £50,000 in Sterling. The deferred shares do not rank pari passu with the ordinary shares.

At 30 September 2006 there were outstanding $215.8 million 3.75% convertible bonds due 30 September 2008. The bonds are convertible at the option of the holders into 10,576,944 ordinary shares of $1 each of the Company at a conversion price of £12.3277 ($20.4023) per ordinary share (note 34).

27 Share plans
At 30 September 2006, the following options and awards were outstanding:

Share based plans

	Number of shares	Weighted average exercise price of outstanding options (pence)	Weighted average remaining contracted life (years)	Weighted average fair value of options granted (£)
Executive Share Option Scheme				
Outstanding at 30.09.05[i]	3,150,295	1,106.29	–	–
Granted during the year	–	–	–	–
Exercised during the year	841,754	996.82	–	–
Lapsed during the year	91,783	1,037.39	–	–
Outstanding at 30.09.06	2,216,758	1,042.64	6	2.07
Exercisable at the end of the year	29,800	984.36	–	–
Lonmin Share Option Scheme				
Outstanding at 30.09.05	56,642	1,121.94	–	–
Granted during the year	–	–	–	–
Exercised during the year	7,943	1,130.54	–	–
Lapsed during the year	2,600	1,150.00	–	–
Outstanding at 30.09.06	46,099	1,118.87	6	2.07
Exercisable at the end of the year	–	–	–	–
Savings Related Share Option Scheme				
Outstanding at 30.09.05	31,059	720.72	–	–
Granted during the year	3,030	1,667.00	–	–
Exercised during the year	604	836.00	–	–
Lapsed during the year	4,829	715.54	–	–
Outstanding at 30.09.06	28,656	819.22	3	3.20
Exercisable at the end of the year	403	836.00	–	–
The Lonmin Share Plan				
Outstanding at 30.09.05	87,984	–	–	–
Granted during the year	–	–	–	–
Exercised during the year	6,552	–	–	–
Lapsed during the year	30,576	–	–	–
Outstanding at 30.09.06	50,856	–	–	9.57
Exercisable at the end of the year	–	–	–	–
Long Term Incentive Plan				
Outstanding at 30.09.05	475,541	–	–	–
Granted during the year	176,386	–	–	–
Vested during the year	10,609	–	–	–
Lapsed during the year	10,493	–	–	–
Outstanding at 30.09.06	630,825	–	2	8.06
Exercisable at the end of the year	–	–	–	–

Footnote:

i The opening balance has been restated to take account of leavers in the prior year whose leaver status had not been confirmed at the prior year end.

27 Share plans continued
Share based plans (continued)

	Number of shares	Weighted average exercise price of outstanding options (pence)	Weighted average remaining contracted life (years)	Weighted average fair value of options granted (£)
Deferred Annual Bonus Plan				
Outstanding at 30.09.05	69,890	–	–	–
Granted during the year	36,421	–	–	–
Vested during the year	1,928	–	–	–
Lapsed during the year	4,951	–	–	–
Outstanding at 30.09.06	99,432	–	2	6.99
Exercisable at the end of the year	–	–	–	–
Co Investment Plan (Invested Shares)				
Outstanding at 30.09.05	124,362	–	–	–
Granted during the year	–	–	–	–
Vested during the year	–	–	–	–
Lapsed during the year	–	–	–	–
Outstanding at 30.09.06	124,362	–	1	9.69
Exercisable at the end of the year	–	–	–	–
Co Investment Plan (Matched Award)				
Outstanding at 30.09.05	104,869	–	–	–
Granted during the year	–	–	–	–
Vested during the year	–	–	–	–
Lapsed during the year	–	–	–	–
Outstanding at 30.09.06	104,869	–	1	4.43
Exercisable at the end of the year	–	–	–	–

Further information about each of the above plans including the performance conditions can be found in the Remuneration Committee Report in pages 23 to 29.

Cash settled plans

	Number of shares	Weighted average exercise price of outstanding options (pence)	Weighted average remaining contracted life (years)	Weighted average fair value of options granted (£)
Stay & Prosper Plan				
Outstanding at 30.09.05[i]	398,752	–	–	–
Granted during the year	200,237	–	–	–
Exercised during the year	722	–	–	–
Lapsed during the year	15,855	–	–	–
Outstanding at 30.09.06	582,412	–	2	21.44
Exercisable at the end of the year	–	–	–	–

Footnote:
i The opening balance for the Stay and Prosper plan has been restated as a result of an administrative error.

27 Share plans continued
Cash settled plans (continued)

	Number of shares	Weighted average exercise price of outstanding options (pence)	Weighted average remaining contracted life (years)	Weighted average fair value of options granted (£)
Scarce Skills Retention Plan				
Outstanding at 30.09.05	–	–	–	–
Granted during the year	143,800	–	–	–
Exercised during the year	–	–	–	–
Lapsed during the year	–	–	–	–
Outstanding at 30.09.06	143,800	–	3	24.28
Exercisable at the end of the year	–	–	–	–

Further information about each of the above plans including the performance conditions can be found in the Remuneration Committee Report in pages 23 to 29.

Lonmin Employee Benefit Trust (the "Trust")
At 30 September 2006 the Trust held 307,522 shares (beneficially and as bare trustee) (2005 – 305,456 shares). The market value of these shares at the year end was $15 million (2005 – $7 million). Where not waived, dividends payable on these shares are held by the Trust on behalf of the participants. Each of the executive directors are deemed to have a beneficial interest, to the extent disclosed in the table of directors' share interests, and a non-beneficial interest in the balance.

Details of options granted in the period
The fair value of both equity-settled and cash-settled options granted in the period have been measured using the weighted average inputs below and the following valuation models:

Lonmin Savings Related Share Option Scheme	Black-Scholes
Long Term Incentive Plan Awards	Monte Carlo
Deferred Annual Bonus Plan	Monte Carlo
Stay and Prosper Awards	Monte Carlo
Scarce Skills Retention Awards	Black-Scholes

	2006	2005
Range of share price at date of grant (£)	**15.92 – 27.71**	8.75 – 10.85
Exercise price (£)	**0 – 16.67**	0 – 7.05
Expected option life (years)	**3 – 5**	2 – 5
Volatility	**33 – 37%**	34 – 38%
Dividend yield	**1.9%**	4.2 – 4.4%
Risk free interest rate	**4.7 – 4.8%**	3.1 – 4.5%

Volatility was calculated with reference to the Group's historic share price volatility up to the grant date. The number of years of historic data used is equal to the term of each option.

The liability in respect of the cash-settled elements of the schemes shown above and reported within non-current employee benefits at 30 September 2006 is $3 million (2005 – $nil).

28 Total equity

	Equity shareholders' funds						
	Called up share capital $m	Share premium account $m	Other reserves $m	Retained earnings $m	Total $m	Minority interests $m	Total equity $m
At 1 October 2004	142	6	88	529	765	150	915
Total recognised income and expense	–	–	–	165	165	43	208
Dividends	–	–	–	(102)	(102)	(27)	(129)
Share based payment	–	–	–	4	4	–	4
Shares issued on exercise of share options	–	6	–	–	6	–	6
At 30 September 2005	142	12	88	596	838	166	1,004
At 1 October 2005	142	12	88	596	838	166	1,004
Total recognised income and expense	–	–	(4)	354	350	117	467
Buy-out of minority interests in Messina	–	–	–	–	–	1	1
Dividends	–	–		(124)	(124)	(62)	(186)
Deferred tax on share options	–	–	–	7	7	1	8
Share based payment	–	–	–	3	3	–	3
Shares issued on exercise of share options	1	14	–	–	15	–	15
At 30 September 2006	**143**	**26**	**84**	**836**	**1,089**	**223**	**1,312**

During the year 850,301 share options were exercised on which $15 million of cash was received (2005 – $6 million).

Other reserves represent the capital redemption reserve of $88 million (2005 – $88 million) and a hedging reserve of $4 million (2005 – $nil).

Details of shares held in the Group's Employee Share Ownership Plan (ESOP), the 'Lonmin Employee Benefit Trust', can be found in note 27 to the accounts. The book value of the ESOP, which is shown as a deduction from retained earnings, amounted to $6 million at 30 September 2006 (2005 – $5 million).

Minority interests represented an 18% shareholding in Eastern Platinum Limited and Western Platinum Limited throughout the year and, from 29 June 2006, an 18% shareholding in Messina Limited.

29 Related party transactions

	2006 $m	2005 $m
Amounts received from associate	–	2
Purchases from joint venture	43	4
Amounts due to joint venture	11	3
Royalties payable to the Bapo Ba Mogale tribe[i]	6	–
Amounts due to the Bapo Ba Mogale tribe[i]	6	–
Subscription paid to the Platinum Jewellery Development Association (PJDA)[ii]	8	6
Amounts due from Historically Disadvantaged South Africans (HDSAs)[iii]	21	23

All related party transactions are priced on an arm's length basis.

Footnotes:
i The Bapo Ba Mogale tribe owns part of the land within the Marikana license area and receives a royalty from the Group.
ii The subscription paid by Lonmin to the PJDA is material to the PJDA.
iii HDSAs (including the Bapo Ba Mogale tribe) own 53% of the Group's associate, Incwala (note 13).

30 Capital commitments

	2006 $m	2005 $m
Contracted for but not yet provided	**45**	56

31 Operating and finance leases

The future aggregate lease payments of the Group under non-cancellable operating leases are as set out below:

	Land and buildings	
	2006 $m	2005 $m
Payments due:		
Within one year	**5**	6
Between one and five years	**4**	5
	9	11

32 Net debt as defined by the Group

	At 1 October 2005 $m	Subsidiary acquired $m	Cash flow $m	Non cash movements $m	At 30 September 2006 $m
Cash and cash equivalents	**11**	**–**	**54**	**(4)**	**61**
Overdrafts	**(1)**	**–**	**(17)**	**–**	**(18)**
Cash and cash equivalents in the statement of cash flows	**10**	**–**	**37**	**(4)**	**43**
Current borrowings	**(86)**	**–**	**86**	**–**	**–**
Non-current borrowings	**(296)**	**–**	**8**	**–**	**(288)**
Convertible bonds	**(213)**	**–**	**–**	**–**	**(213)**
Net debt as defined by the Group	**(585)**	**–**	**131**	**(4)**	**(458)**

	At 1 October 2004 $m	Subsidiary acquired $m	Cash flow $m	Non cash movements $m	At 30 September 2005 $m
Cash and cash equivalents	20	–	(9)	–	11
Overdrafts	(22)	–	21	–	(1)
Cash and cash equivalents in the statement of cash flows	(2)	–	12	–	10
Current borrowings	(1)	–	(85)	–	(86)
Non-current borrowings	(56)	(60)	(178)	(2)	(296)
Convertible bonds	(212)	–	–	(1)	(213)
Net debt as defined by the Group	(271)	(60)	(251)	(3)	(585)

Net debt comprises cash and cash equivalents, bank overdrafts repayable on demand and interest bearing loans, and borrowings and convertible bonds grossed up for capitalised fees.

33 Business combinations

The Group made no acquisitions during the year.

Finalisation of fair value on acquisition in 2005 and purchase of minority interests in 2006

In the prior year the Group acquired 100% of Southern Platinum Corporation (SPC). During the year the Group has taken the opportunity to reassess the fair value of the assets and liabilities acquired as a result of the acquisition on 15 June 2005. In accordance with the treatment prescribed by IFRS 3 – Business Combinations, this has resulted in a prior year adjustment.

On 6 February 2006 the Group purchased the remaining 8.5% minority interest in Messina Limited. The difference between the purchase consideration and the net assets acquired has been capitalised as goodwill (note 10). This has not been treated as a business combination.

	Book value on acquisition $m	Accounting policy adjustment $m	Fair value adjustment $m	Fair value at date of acquisition $m	Purchase of additional interest in 2006 $m	Assets acquired $m
Intangible assets	–	–	53	53	–	53
Property, plant and equipment	190	(10)	(31)	149	–	149
Inventory	3	–	–	3	–	3
Receivables	6	–	–	6	–	6
Cash	5	–	–	5	–	5
Overdrafts and loans	(60)	–	(5)	(65)	–	(65)
Payables	(16)	–	(1)	(17)	–	(17)
Provisions	(2)	–	–	(2)	–	(2)
Net assets acquired	126	(10)	16	132	–	132
Goodwill	–	–	60	60	13	73
Consideration	126	(10)	76	192	13	205

The impact on Group profit for the year ended 30 September 2005, had the entity's results been consolidated for the full year would have been a $16m loss.

34 Events after the balance sheet date

Convertible bond

As at 15 November 2006 Lonmin Plc has given notice to force redemption of all of the outstanding convertible bonds at their principal amount. Given the expected differential between prevailing share prices and the conversion price of £12.33 it is expected that this will lead to the issue of 10,576,944 shares and a reduction in non-current financial liabilities of $211 million.

Exclusive right to acquire AfriOre

Lonmin Plc announced on 15 November 2006 that it has entered into a binding agreement with the Board of AfriOre Limited ("AfriOre") giving Lonmin the exclusive right to acquire AfriOre by means of a cash offer to shareholders at C$8.75 (US$7.74) per AfriOre share. Such an offer, which would be undertaken according to Canadian securities market regulations, would value AfriOre at US$441 million (C$500 million). This transaction has been recommended by the AfriOre board.

35 Transition to International Financial Reporting Standards ("IFRS")

As stated in note 1 Accounting Policies, this is the Lonmin Group's first consolidated financial report prepared in accordance with adopted IFRS. The Group published its transition document on 15 February 2006 explaining the balance sheet, income statement and cash flow impact for the Group of the transition to adopted IFRS. Included within that document is a reconciliation of the income statement and cash flow statement from UK GAAP to adopted IFRS for the year ended 30 September 2005 and a reconciliation of equity at the transition date (1 October 2004) and 30 September 2005. The Group's accounting policies under adopted IFRS applied by the Group in accordance with IFRS 1 on transition to adopted IFRS, are stated in the accounting polices note.

The accounting policies have been applied for the year ended 30 September 2006, the year ended 30 September 2005 and in the preparation of an opening balance sheet at 30 September 2004.

In preparing its opening adopted IFRS balance sheet, the Lonmin Group has adjusted amounts reported previously in financial reports prepared in accordance with UK GAAP. An explanation of how the transition from UK GAAP to adopted IFRS has affected the Group's financial position and financial performance is set out in the following tables and accompanying notes.

35 Transition to International Financial Reporting Standards continued

The following table presents a summary of the impact of adopted IFRS on the balance sheet as at 30 September 2005.

Reconciliation of the balance sheet

	Previously reported under UK GAAP $m	Adjustment from UK GAAP to adopted IFRS format $m	Previously reported under UK GAAP (adopted IFRS format) $m	Total adopted IFRS adjustment $m	Restated under adopted IFRS $m
Non-current assets					
Goodwill	–	38	38	62	100
Intangible assets	53	(38)	15	304	319
Property, plant and equipment	1,719	–	1,719	(380)	1,339
Investment in associate	91	–	91	–	91
Financial assets:					
Other investments	41	(41)	–	–	–
– Available for sale financial assets	–	15	15	–	15
– Other receivables	–	33	33	(11)	22
Employee benefits	–	–	–	12	12
	1,904	7	1,911	(13)	1,898
Current assets					
Inventories	110	–	110	–	110
Trade and other receivables	152	(4)	148	(1)	147
Assets held for sale	–	–	–	16	16
Investments	7	(7)	–	–	–
Tax recoverable	–	4	4	–	4
Cash and cash equivalents	11	–	11	–	11
	280	(7)	273	15	288
Current liabilities					
Bank overdraft repayable on demand	(1)	–	(1)	–	(1)
Trade and other payables	(221)	28	(193)	60	(133)
Financial liabilities:					
– Interest bearing loans and borrowings	(86)	–	(86)	–	(86)
Tax payable	–	(28)	(28)	–	(28)
	(308)	–	(308)	60	(248)
Net current (liabilities)/assets	(28)	(7)	(35)	75	40
Non-current liabilities					
Employee benefits	(1)	–	(1)	–	(1)
Financial liabilities:					
– Interest bearing loans and borrowings	(509)	–	(509)	3	(506)
– Derivative financial instruments	–	–	–	(41)	(41)
Deferred tax liabilities	–	(346)	(346)	2	(344)
Provisions	(388)	346	(42)	–	(42)
	(898)	–	(898)	(36)	(934)
Net assets	978	–	978	26	1,004
Capital and reserves					
Called up share capital	142	–	142	–	142
Share premium account	12	–	12	–	12
Other reserves	88	–	88	–	88
Retained earnings	570	–	570	26	596
Attributable to equity shareholders of Lonmin Plc	812	–	812	26	838
Attributable to minority interest	166	–	166	–	166
Total equity	978	–	978	26	1,004

35 Transition to International Financial Reporting Standards continued

The following table presents a summary of the impact of adopted IFRS on total equity as at 30 September 2005 and 1 October 2004.

Reconciliation of total equity

	Note	At 30 September 2005 $m	At 1 October 2004 $m
Total equity as previously reported under UK GAAP		978	895
IAS 19 Employee benefits	a	12	5
IFRS 2 Share based payments	b	2	–
IAS 38 Intangible assets	c	2	–
IAS 32/39 Convertible bond	e	3	4
IAS 32/39 Embedded derivative	e	(41)	(33)
IAS 32/39 Other receivables – HDSA loans	e	(12)	(13)
IAS 10 Events after the balance sheet date – dividends	f	60	60
IAS 8 Inventory valuation basis	g	–	(3)
Total equity in accordance with adopted IFRS		1,004	915
Overall net increase in equity under adopted IFRS		26	20

The following table presents a summary of the impact of adopted IFRS on the income statement for the year ended 30 September 2005.

Reconciliation of the income statement

	Previously reported under UK GAAP $m	Adjustment from UK GAAP to adopted IFRS format $m	Previously reported under UK GAAP (adopted IFRS format) $m	Total adopted IFRS adjustment $m	Restated under adopted IFRS $m
Revenue	1,128	–	1,128	–	1,128
Group operating profit	347	–	347	3	350
Share of profit of associate	6	(3)	3	–	3
Operating profit/(loss)	353	(3)	350	3	353
Finance income		2	2	9	11
Finance expenses – Group	(27)	(2)	(29)	(16)	(45)
Finance expenses – Associate	(3)	3	–	–	–
Profit/(loss) before taxation	323	–	323	(4)	319
Income tax expense	(118)	–	(118)	–	(118)
Profit for the year	205	–	205	(4)	201
Attributable to:					
– Equity shareholders of Lonmin Plc	163	–	163	(5)	158
– Minority interest	42	–	42	1	43
	205	–	205	(4)	201

35 Transition to International Financial Reporting Standards continued

The following table presents a summary of the impact of IFRS on profit after tax for the year ended 30 September 2005.

Reconciliation of profit after tax

	Note	Year to 30 September 2005 $m
Net profit after tax as previously reported under UK GAAP		205
IFRS 2 Share based payments	b	(1)
IAS 38 Intangible assets	c	2
IAS 32/39 Convertible bond	e	(1)
IAS 32/39 Embedded derivative	e	(8)
IAS 32/39 Other receivables – HDSA loans	e	1
IAS 8 Inventory valuation basis	g	3
Net profit after tax in accordance with IFRS		201
Overall net decrease in profit after tax under IFRS		(4)

The most significant changes at the date of transition to IFRS for the Group between reporting on a UK GAAP basis and IFRS are as follows:

a Post-employment benefits

The Group operates a defined benefit retirement scheme in the United Kingdom. Under UK GAAP, independent qualified actuaries valued this on a regular basis every three years. Under SSAP 24 surpluses and deficits arising from the valuations were spread over the average remaining service lives of employees, with any difference between the profit and loss account charge and the contributions paid included as an asset or liability in the balance sheet where applicable.

Under IFRS, the defined benefit retirement scheme is valued using the 'projected unit credit method'. Following the amendment to IAS 19, Employee benefits, the Group has elected to recognise actuarial gains and losses in full in the period in which they occur in the Statement of Recognised Income and Expense. Therefore, upon transition the actuarial surplus as previously disclosed under FRS 17, Retirement benefits, are required to be fully recognised under IFRS. Past service cost is recognised immediately to the extent that the benefits have already vested, and is otherwise amortised on a straight-line basis over the average period until the benefits become realised.

b Share based payment

IFRS 2, Share based payment, requires that share based employee benefits are expensed to the income statement based on their fair value, instead of the intrinsic value required under UK GAAP. Fair values for the Group schemes, which are all equity settled, were estimated using either the Black-Scholes European option pricing model or a Monte Carlo simulation model. The fair values are calculated on the date of grant of the awards and the total fair value is charged to income over the relevant vesting periods, adjusted to reflect expected levels of lapses and expected achievement of vesting conditions. For IFRS purposes share based payment costs are recognised in the income statement for the year ended 30 September 2005 of $2 million.

c Goodwill and intangible assets

i Goodwill

For UK GAAP purposes, goodwill arising on the fair value of the assets and liabilities of Eastern Platinum Limited and Western Platinum Limited purchased on 30 September 2004 was being amortised on a straight-line basis over 20 years.

In accordance with IFRS 3, Business Combinations, as from 1 October 2004 the carrying value of goodwill is treated as deemed cost at the transition date. Thereafter this balance is not amortised, but is instead annually tested for impairment, or more frequently if events or changes in circumstances indicate that the goodwill might be impaired.

Consequently, for IFRS purposes, all goodwill amortisation recognised under UK GAAP in the year ended 30 September 2005 ($2m) is reversed. No impairment was considered necessary.

35 Transition to International Financial Reporting Standards continued

ii Mining rights

For UK GAAP purposes, mining rights have been disclosed within tangible fixed assets. For IFRS purposes mining rights have been disclosed within other intangible fixed assets totalling as at 1 October 2004 $311 million and 30 September 2005 $286 million.

iii Software

During the year ended 30 September 2005 software was purchased and developed. Under UK GAAP these costs were capitalised and classified within property, plant and equipment.

In accordance with IAS 38, Intangible Assets, since the software is not an integral part of the related hardware this is classified as an intangible asset. This amounted to $11 million as at 30 September 2005. Amortisation will commence once the asset is in use.

d Properties

We currently accommodate 52% of our employees in hostels and married quarters with the remainder living in their homes. We are selling houses to employees to encourage home-ownership.

Under the UK GAAP the houses to be sold in the year ended 30 September 2006 remained classified within property, plant and equipment and measured at net book value.

In accordance with IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations, the houses to be sold within twelve months are classified as current assets held for sale and measured at the lower of the carrying amount and the fair value less costs to sell. This amounted to $16 million as at 30 September 2005.

e Financial instruments

i Convertible bond and embedded derivative

Under UK GAAP convertible bonds were valued at historical cost after deducting issue expenses.

Under IFRS the convertible bonds are classified into two components. The debt element is included within non-current liabilities. The underlying liabilities are measured at net present value at the date of issue and recorded on an amortised cost basis. The equity conversion feature is regarded as a derivative. This is included at fair value within non-current liabilities, rather than equity, as there is a cash settlement option. Any changes in the fair value are taken through the income statement.

At the date of transition the interest rate swap associated with the convertible bond was recognised on the balance sheet at fair value and a corresponding adjustment made to the carrying value of the convertible bond to the extent it was hedged. The adjustment to the value of the bond is amortised over the life of the bond. The swap expired at 30 September 2005 and the swap was no longer recognised.

ii Loans to Historically Disadvantaged South Africans (HDSAs)

Under UK GAAP the loans to HDSAs were valued at historical cost less repayments. Under IFRS these are recognised at fair value and carried at amortised cost less impairment. The adjustment to bring the loans down to fair value amounted to $13 million as at 1 October 2004 and $12 million as at 30 September 2005.

f Dividends

For UK GAAP purposes, the Group recognised proposed ordinary dividends payable in the period to which they related. In accordance with IAS 10, Events After the Balance Sheet Date, such dividends are only recognised when authorised by the shareholders or in the case of interim dividends, when they are paid. Proposed ordinary dividends payable as at 30 September 2005 of $60 million under UK GAAP are not recognised as a liability under IFRS. Therefore, trade and other payables and retained earnings have been restated accordingly.

g Inventory Valuation

In May 2005 the Group changed the measurement basis of its in-process inventory from tonnage to metal content. This reduced in-process inventory by $22 million. Under UK GAAP this was a change of accounting estimate so no adjustment was made to the opening position.

On adoption of IFRS inventory has been measured on a metal content basis.

35 Transition to International Financial Reporting Standards continued

h Taxation

IAS 12, Income taxes, requires full provision for all taxable temporary differences. A temporary difference arises where there is a difference between the carrying amount of an asset or liability and its tax base. A temporary difference is taxable if it will result in taxable amounts in the future, when the carrying amount of the asset is recovered or the liability is settled.

The main effect of IAS 12 is the recognition of the deferred taxation impacts of the other adjusting items arising on transition to IFRS.

Income taxes paid during 2005 are classified as operating cash flows under IFRS but were included in a separate category of cash flows under UK GAAP.

i Other impacts

The following additional impacts result in changes in presentation and disclosures within the Financial Statements:

I. Investments

Under UK GAAP the Group disclosed $48 million of other investments as at 30 September 2005 (of which $41 million was considered to be fixed asset investments). Under IFRS these have been reclassified. Loans of $33 million to HDSAs which were valued at historical cost are recognised at fair value, carried at amortised cost less impairment and disclosed as non-current other receivables. At 30 September 2005, $15 million has been classified as other financial assets, representing Petrozim (private) Ltd., Furuya Metals Co Ltd. and the rehabilitation trust fund.

II. Share of profit of associate

The Group's share of operating profit, interest costs and tax were disclosed separately as part of operating profit, net interest payable and taxation under UK GAAP. For IFRS purposes the Group's post tax share of profit from the associate, Incwala, is disclosed separately above profit before tax.

36 Principal Group companies including associate

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Company	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %		Principal activities
Eastern Platinum Ltd.	South Africa	82	82	Subsidiary	Platinum mining
Western Platinum Ltd.	South Africa	82	82	Subsidiary	Platinum mining and refining
Messina Platinum Mines Ltd.	South Africa	82	82	Subsidiary	Platinum mining
Incwala Resources (Pty) Ltd.	South Africa	24	24	Associate	Ownership of platinum mining assets

A full list of Group companies will be included in the annual return registered with Companies House.

Lonmin Plc Company balance sheet
at 30 September

	Note	2006 $m	2005 (as restated)[i] $m
Fixed assets			
Intangible asset	38	–	15
Tangible assets	39	1	1
Investments:		1,026	1,194
Subsidiaries	40	999	1,167
Other investments	41	27	27
Total fixed assets		1,027	1,210
Current assets			
Debtors	42	586	346
Cash and short-term deposits		45	5
Total current assets		631	351
Creditors: amounts falling due within one year	43	(693)	(670)
Net current liabilities		(62)	(319)
Total assets less current liabilities		965	891
Creditors: amounts falling due after more than one year	43	(483)	(498)
Convertible debt		(211)	(210)
Derivative financial instruments		(268)	(41)
Other loans		–	(246)
Other		(4)	(1)
Retirement benefit asset		6	12
Net assets		488	405
Capital and reserves			
Called up share capital	45	143	142
Share premium account	45	26	12
Capital redemption reserve	45	88	88
Profit and loss account	45	231	163
Total shareholders' funds (equity)	45	488	405

Footnote:
i The Company has adopted Financial Reporting Standard (FRS) 17 Retirement benefits, FRS 20 Share-based payments, FRS 21 Events after the balance sheet date, FRS 25 Financial instruments: disclosure and presentation and FRS 26 Financial instruments: measurement. The comparative data has been restated accordingly. For further information see note 37.

The financial statements were approved by the Board of Directors on 14 November 2006 and were signed on its behalf by:

Sir John Craven Chairman **J N Robinson Chief Financial Officer**

37 Accounting policies

Basis of accounting

The Lonmin Plc (the Company) balance sheet and related notes have been prepared in accordance with United Kingdom generally accepted accounting practice ("UK GAAP") and in accordance with UK company law. The financial information has been prepared on a historic cost basis as modified by the revaluation of certain financial instruments. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

The Company's functional currency is the US Dollar. The reporting currency is also the US Dollar.

The Company has taken advantage of the exemption contained in Section 230(4) of the Companies Act 1985 from presenting its own profit and loss account.

Significant accounting policies

Intangible fixed assets

Other intangible fixed assets

Other intangible fixed assets are recorded at cost and are depreciated over their useful life in accordance with FRS 10.

Joint arrangements

The Company has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Company includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Company's interest in the joint arrangement.

Investments

Investments are held at fair value. Where no market value is available the carrying value of net assets less impairment is used.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, which are not updated under the transitional arrangements of FRS 15 – Tangible fixed assets, less depreciation. Depreciation on fixed assets is provided on a straight line basis. Assets are depreciated over their estimated useful economic lives to residual value. Depreciation rates for the principal assets of the Company are as follows:

	Method	Rate	
Short term leasehold property	Straight line	Over the life of the lease	(3 – 5 years)
Plant and equipment	Straight line	10% – 33% per annum	(3 – 10 years)

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Financial instruments

The Company's principal financial instruments (other than derivatives) comprise bank loans, listed convertible bonds, investments, cash and short-term deposits.

Bank loans are recorded at amortised cost, net of transaction costs incurred, and are adjusted to amortise transaction costs over the term of the loan.

The Company has raised debt through the issue of convertible bonds. These bonds incorporate two key elements. Firstly, there is the financial liability in respect of the debt element. This is measured at net present value of future cash flows. Secondly, the bonds allow for conversion to equity at the option of the bond holder. This represents an equity embedded derivative. However, as the Company retains a cash settlement option this equity conversion feature is shown as a financial liability if the fair value is greater than the net present value of the debt. This embedded derivative is fair valued at each period end with changes in the fair value being taken through the income statement.

37 Accounting policies continued

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Deferred tax

Deferred tax is provided for on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted.

Pension costs and other post-retirement benefits

The Company operates a number of defined benefit and defined contribution pension schemes in accordance with UK regulations. The assets of the schemes are held separately from those of the Company and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Company makes contributions which are charged to profits on a systematic basis over the expected remaining working lives of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working lives of employees in the scheme. The cost of defined contribution schemes is charged to the profit and loss account as incurred.

Share based payments

The Company has applied the requirements of FRS 20. In accordance with the transitional provisions, FRS 20 has been applied to all grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

The Company makes equity-settled share-based payments, which are measured at fair value at the date of grant. For those share schemes which do not include non-market vesting conditions, the fair value is determined using the Monte Carlo method at the grant date and expensed on a straight line basis over the vesting period, based on the Company's estimate of shares that will eventually vest. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the market value of the share at the date of grant. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the IFRS charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

Share options and own shares held

In accordance with Urgent Issues Task Force Abstract 25 – National insurance contributions on share option gains (UITF 25) the Company provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted.

The Company has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the discounts offered to employees partaking in such Company operated SAYE schemes.

As required under Urgent Issues Task Force Abstract 38 – Accounting for ESOP trusts (UITF 38) the cost to the Company of own shares held is shown as a deduction from shareholders funds within the profit and loss account. Consideration paid or received for the purchase or sale of the Company's own shares in the ESOP trust is shown separately in the reconciliation of movements in shareholder's funds.

Dividend reinvestment program

Under the Company's Dividend Reinvestment Plan, shareholders can elect for the whole of their cash dividends to be reinvested in Lonmin Plc shares which are purchased on their behalf in the market. All cash dividends are paid to the Registrars who use the dividends of participants in the plan to fund these purchases. Accordingly, no new shares are issued, dividends are paid and accounted for in the normal way, and there are no special accounting requirements for the programme.

37 Accounting policies continued

Changes in accounting policies

The following UK GAAP accounting policy changes have been made in the year:

- FRS 17 Retirement benefits;
- FRS 20 Share based payments;
- FRS 21 Events after the balance sheet date;
- FRS 25 Financial instruments: Disclosure and presentation;
- FRS 26 Financial instruments: Measurement; and
- FRS 28 Corresponding amounts.

Adoption of FRS 17 Retirement benefits

For accounting periods beginning on or after 1 January 2005, the Company is required to account for retirement benefit plans in accordance with FRS 17, and is required to apply the requirements of FRS 17 retrospectively. Accordingly, an asset of $6 million (2005 – $12 million) has been recognised on the balance sheet.

Adoption of FRS 20 Share-based payments

The Standard requires options granted to directors to be measured at fair value at grant date using an option pricing model and charged to the profit and loss account over the vesting period of the options. This accounting change has reduced net profit for the Company for the year ended 30 September 2005 by $0.2 million. Had the previous policy been applied in 2006, net profit would have been $2.7 million higher.

Adoption of FRS 21

For accounting periods beginning on or after 1 January 2005, the Company is required to account for events occurring after the balance sheet date (FRS 21), and is required to apply the requirements of FRS 21 retrospectively. Accordingly, the 2005 final equity dividend of $60 million previously recognised at 30 September 2005 within creditors due within one year has been reversed since it was not declared at the balance sheet date. This has increased net assets at 30 September 2005.

Adoption of FRS 25 and FRS 26

For accounting periods beginning on or after 1 January 2005, the Company is required to measure and disclose amounts defined as financial instruments in accordance with FRS 25 and FRS 26. The Company has chosen to restate comparative information. The impact of adopting FRS 25 and FRS 26 is discussed below:

Convertible bond:

i) Embedded derivative

On adoption of FRS 25 and FRS 26, the fair value of the embedded derivative was calculated. Subsequent movements in the fair value of the embedded derivative are recognized in finance costs in the profit and loss account.

The impact of this change was the recognition of a $41 million embedded derivative liability within other financial liabilities as at 1 October 2005 and $268 million as at 30 September 2006.

ii) Underlying debt instrument

The fair value of the liability component was calculated by discounting the expected future cash flows under the terms of the instrument using a market rate for an equivalent non-convertible bond.

The impact of this change was a reduction in the liability as at 1 October 2005 of $3 million.

The Company has not adopted amendments to FRS 26 in relation to guarantee contracts which will apply for periods commencing on or after 1 January 2006. Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee. The Company does not expect the amendments to have any impact on the financial statements for the period commencing 1 October 2006.

The Company has also applied the following UK standards for the first time in 2006, however, this has not represented a change in accounting policy previously applied and it has not been necessary to restate any comparative information:

- FRS 23 The effects of changes in foreign exchange rates;
- FRS 28 Corresponding amounts.

Notes to the Company accounts
continued

38 Intangible asset

	Other intangibles $m
Cost:	
At 1 October 2005	15
Disposals	(15)
At 30 September 2006	**–**
Amortisation:	
At 1 October 2005	–
Charge for the year	–
At 30 September 2006	–
Net book value:	
At 30 September 2006	–
At 1 October 2005	15

39 Tangible fixed assets

	Plant, machinery, fixtures and equipment $m
Cost:	
At 1 October 2005	3
Additions	–
At 30 September 2006	**3**
Depreciation:	
At 1 October 2005	2
Charge for the year	–
At 30 September 2006	**2**
Net book value:	
At 30 September 2006	**1**
At 1 October 2005	1

40 Subsidiaries

	$m
Cost:	
At 1 October 2005	1,229
Additions	21
Disposals	(170)
At 30 September 2006	**1,080**
Provisions:	
At 1 October 2005	62
Increase	19
At 30 September 2006	**81**
Net book value:	
At 30 September 2006	**999**
At 1 October 2005	1,167

41 Fixed asset investments

	Investments $m	Loans receivable $m	Total $m
At 1 October 2005	5	22	27
Movement in fair value	2	(3)	(1)
Additions	1	–	1
At 30 September 2006	**8**	**19**	**27**

42 Debtors

	2006 $m	2005 $m
Amounts falling due within one year:		
Amounts owed by subsidiary companies	**583**	343
Other debtors	**–**	1
Prepayments and accrued income	**1**	1
Loans receivable	**2**	1
	586	346

43 Creditors

	2006 $m	2005 $m
Amounts falling due within one year:		
Amounts due to subsidiary companies	**676**	661
Bank loans and overdrafts – unsecured	**–**	1
Other creditors	**10**	4
Accruals	**6**	4
Tax payable	**1**	–
	693	670

	2006 $m	2005 $m
Amounts falling due after more than one year:		
Loans – US$3.75% convertible bonds due 2008 – unsecured	**211**	210
– other unsecured	**–**	246
– derivative embedded in the convertible bond	**268**	41
Other creditors	**4**	1
	483	498

Details of the loans are shown under notes 20 and 21.

44 Contingent liabilities

	2006 $m	2005 $m
Third party guarantees – sale of subsidiaries	**3**	2
– bank financing	**–**	85
Vantage Capital Investments (note 25)	**20**	–
	23	87

Various indemnities were given by the Company following the purchase of the additional 9.11% in Eastern Platinum Limited and Western Platinum Limited and the investment in Incwala Resources. Further details of these can be found in note 25 to the accounts.

There were no contingent liabilities in respect of litigation.

Notes to the Company accounts
continued

45 Reconciliation of movements in equity shareholders' funds

	Issued share capital $m	Share premium account $m	Capital redemption reserve $m	Profit and loss account $m	Total $m
At 30 September 2005	142	12	88	141	383
Prior year adjustment[i]	–	–	–	72	72
At 30 September 2005 as restated	142	12	88	213	455
Adoption of FRS 25 and FRS 26[ii]	–	–	–	(50)	(50)
At 1 October 2005	142	12	88	163	405
Profit for the financial year	–	–	–	193	193
Change in fair value of available for sale financial assets	–	–	–	2	2
Share based payment	–	–	–	3	3
Actuarial losses on post retirement benefit plan	–	–	–	(6)	(6)
Shares issued on exercise of share options	1	14	–	–	15
Dividends	–	–	–	(124)	(124)
At 30 September 2006	**143**	**26**	**88**	**231**	**488**

i The prior year adjustment of $72 million related to the adoption of FRS 17, FRS 20 and FRS 21. Details are provided in note 37.
ii The key change in accounting policy on adoption of FRS 25 and FRS 26 is the separation of the equity conversion option with the convertible bond.

The audit fee in respect of the parent company was $0.1 million (2005 – $0.1 million).

The profit of the Company for the 2006 financial year amounted to $193 million (2005 – $181 million).

Details of shares held in the employee share ownership plan (ESOP) can be found in note 27 to the accounts.

46 Pensions
The movement in the scheme surplus during the year was as follows:

	2006 $m	2005 $m
Surplus in scheme at beginning of year	**12**	5
Movement in year:		
Current service cost	**(1)**	(1)
Contributions	**1**	1
Past service cost	**–**	–
Interest	**2**	1
Actuarial (loss)/gain	**(6)**	6
Translation exchange	**(2)**	–
Surplus in scheme at end of year	**6**	12

See note 15 for further disclosures on the Company pension scheme.

47 Other information

Employees

The total numbers of employees of the Company at 30 September 2006 was 36 (2005 – 32). Total staff costs, excluding charges for share options, were $11 million (2005 – $11 million).

Total directors' emoluments were $9 million (2005 – $10 million). These emoluments were paid for their services on behalf of Lonmin Plc Group. No emoluments related specifically to their work in the Company.

Details of the share schemes that impact the Company are disclosed in note 27 to the Group accounts.

Related party transactions

The Company has taken advantage of the exemption under FRS 8 – Related party disclosures, not to disclose related party transactions between subsidiary companies

Cashflow

The Company has taken advantage of the exemption under FRS 1 – Cash flow statements and has not prepared a cash flow statement.

Dividends

Details of the dividends paid in the year are included in note 9 to the Group financial statements

48 Post balance sheet events

Details of post balance sheet events are disclosed in note 34.

Consolidated Group five year financial record
for the year ended 30 September

Continuing operations excluding acquisitions

	2006 IFRS $m	2005 IFRS[ii] $m	2004 UKGAAP[i] $m	2003[i] UKGAAP[i] $m	2002[i] UKGAAP[i] $m
Income statement:					
Revenue	**1,855**	1,128	1,030	779	697
Operating profit (excluding associate and joint venture)	**842**	350	304	298	333
Underlying operating profit (excluding associate and joint venture)	**830**	362	262	298	333
Profit before taxation	**633**	319	290	291	332
Underlying profit before taxation	**827**	339	290	269	332
Attributable profit for the year	**313**	158	125	74	185
Underlying attributable profit for the year	**445**	168	137	123	150
Basic earnings per share (cents)	**219.5**	111.5	88.4	52.5	121.5
Underlying earnings per share (cents)	**312.1**	118.5	96.9	87.2	98.5
Balance sheet:					
Non-current assets – property, plant and equipment	**1,463**	1,339	1,370	983	887
Non-current assets – other	**677**	559	133	292	294
Net current assets/(liabilities)	**279**	40	13	79	(6)
Net debt	**(458)**	(585)	(275)	(197)	(155)
Equity shareholders' funds	**1,089**	838	744	645	671
Equity shareholders' funds per share (cents)	**764**	591	525	457	476
Cost of dividend paid	**124**	102	102	101	101
Dividends per share paid (cents)	**87.0**	72.0	72.0	72.0	72.0
Dividend in respect of the year per share (cents)	**100.0**	72.0	72.0	72.0	72.0
Cashflow:					
Cash flow from operating activities (trading cash flow)	**506**	279	324	227	181
Free cash flow	**290**	56	100	68	(7)
Trading cash flow per share (cents)	**354.9**	191.2	229.2	161.0	118.9
Free cash flow per share (cents)	**203.4**	39.5	70.7	48.2	(4.6)

Footnotes:

i For the years ended 30 September 2002 to 2004, the information has been presented on a UK GAAP basis. The nature of the adjustments that would be required to restate this information on an IFRS basis are presented in note 35 to the financial statements.

ii The 2003 and 2002 figures were restated in 2004 to show the investment in the Lonmin Employee Share Ownership Plan as a deduction from equity shareholders' funds.

iii The balance sheet as at 30 September 2005 has been restated following the finalisation of fair values arising on the acquisition of Southern Platinum Corporation as disclosed in note 33 to the financial statements.

Corporate information

Company Secretary and Registered Office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
Tel: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100
E-mail: contact@lonmin.com
www.lonmin.com

Registered in England and Wales
Company number 103002

Investor Relations
Alexandra Shorland-Ball
(Vice President, Investor Relations & Communications)

Stockbrockers
United Kingdom:
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA
Tel: +44 (0)20 7588 2828
Fax: +44 (0)20 7155 9000

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: +44 (0)20 7986 4000
Fax: +44 (0)20 7986 2266

South Africa:
JPMorgan Equities Limited
1 Friker Road
Illovo
Johannesburg 2196
South Africa
Tel: +27 (0)11 507 0430
Fax: +27 (0)11 507 0502

North America:
BMO Capital Markets
1 First Canadian Place
5th Floor PO Box 150
Toronto
Ontario M5X 1H3
Tel: +1 416 359 4001
Fax: +1 416 359 4417
Web: www.bmo.com

External Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB
United Kingdom
Tel: +44 (0)20 7311 1000
Fax: +44 (0)20 7311 3311

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

UK Callers:
Tel: 0870 600 3970
Fax: 0870 600 3980
International Callers:
Tel: +44 (0)121 415 7047
Fax: +44 (0)1903 833371
Web: www.shareview.co.uk

Computershare Investor Services 2004
Pty Limited
Postal address:
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5217 or 7707

Physical address:
70 Marshall Street
2001 Johannesburg
South Africa

ADR Depository
The Bank of New York
ADR Shareholder Enquiries Dept.
PO Box 11258
Church Street Station
New York
NY 10286
USA

US Callers:
Tel: 1-888-BNY-ADRS (Toll free)
International Callers:
Tel: +1 212 815 3700
E-mail: shareowners@bankofny.com

ISA Provider
Rensburg Sheppards Investment Management Limited
Corporate PEP and ISA Administration
The Plaza
100 Old Hall Street
Liverpool
L3 9AB
Tel: +44 (0)151 237 2160
Fax: +44 (0)151 255 1742

Shareholder information

Lonmin's shares are quoted on the London and Johannesburg stock exchanges, and ADRs representing Lonmin shares are also traded in an over-the-counter market in the USA.

UK share register information
All holdings of the Company's shares are maintained on the Company's UK share register, with the exception of those held on the South African branch register. The register is administered by Lloyds TSB Registrars, who offer a range of shareholder information online, including facilities to check shareholdings, update personal details and cast votes at general meetings as well as providing practical help on transferring shares at www.shareview.co.uk. Up-to-date information on the Company is contained in the Company's website at www.lonmin.com, which also includes a link to the registrars' website.

South African branch register information
The South African branch register is administered by Computershare Investor Services 2004 (Pty) Limited.

Contact details for both registrars can be found in Corporate Information on page 85.

Dividends
Currency of dividends
The Company declares dividends in US Dollars. Subject to shareholder approval, the final dividend of 55 cents per share for the year ended 30 September 2006 will be paid on 9 February 2007 to shareholders on the registers at the close of business on 12 January 2007. The dividend will be paid in Sterling to UK shareholders (unless they elect to receive US Dollar dividends) calculated at the US Dollar to Sterling exchange rate on 19 January 2007 and in Rand to shareholders on the SA branch register calculated at the US Dollar to Rand exchange rate on 28 December 2006. The dividend will be paid in US Dollars to all other overseas shareholders (unless they elect to receive Sterling dividends or have mandated their dividend payments to a UK bank or participate in TAPS). Elections to receive an alternative currency (US Dollars or Sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown on page 85 to be received by 5.00p.m. on 12 January 2007. No transfers will be permitted between the UK principal register and the SA branch register from the date on which the Rand dividend is announced until the record date, both dates inclusive (i.e., the last day on which transfers between registers will be permitted is Wednesday 27 December 2006).

Dividend payment to your bank account
The Company can pay UK registered shareholders' dividends direct to their bank or building society account. This means that dividends will normally be in shareholders' accounts on the same day as the payment is made and tax vouchers will be posted to the shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact the registrars.

Transcontinental Automated Payment System (TAPS)
TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been or will be sent information on TAPS by Lloyds TSB Registrars.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Shareholders on the registers on the record date for the recommended final dividend, 12 January 2007, may participate in the plan in respect of that dividend, provided their application forms are received by 26 January 2007. Copies of the DRIP brochure and application form have been sent to eligible shareholders on the registers up to 8 July 2006 and are being sent to those who are newly entered on the registers between then and 12 January 2007. Further copies are available from the registrars or can be downloaded from the registrars' website.

American depository receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as the depository. Each ADR represents one ordinary share of the company. The ADRs trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the depository makes the equivalent payment in US Dollars to ADR holders.

Contact details can be found in Corporate Information on page 85.

Further information for UK domiciled shareholders
Capital Gains Tax
For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.498% for Lonmin Plc and 19.502% for Lonrho Africa Plc.

The Company's capital reduction was completed on 22 February 2002. For the purposes of assessing any liability to capital gains tax, UK shareholders should apportion 13.33% of the base cost of their original shareholding to the capital reduction and the balance to their new holding of ordinary shares of $1 each.

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.9 pence (as adjusted for subsequent capitalisation issues), and 155.6 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.3 pence as adjusted for the de-merger of Lonrho Africa Plc on 7 May 1998.

Lonmin Corporate Individual Savings Accounts (ISAs)
Rensburg Sheppards Investment Management Limited offers the Lonmin Corporate Stocks & Shares ISA (from which dividend income and capital gains are completely free of UK tax) for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum currently of £7,000 annually for a maxi ISA (or alternatively one stocks-and-shares mini ISA of £3,000), by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. Contact details can be found in Corporate Information on page 85. Rensburg Sheppards Investment Management Limited is regulated by the FSA.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

ShareGift
Lonmin is proud to support ShareGift, an independent charity share donation scheme administered by the Orr Mackintosh Foundation (registered charity number 1052686). Those shareholders who hold only a small number of shares, the value of which make them uneconomic to sell, can donate the shares to ShareGift who will sell them and donate the proceeds to a wide range of charities. Further information about ShareGift can be obtained from their website at www.ShareGift.org and a ShareGift transfer form can be downloaded from the Company's website.

Warning to shareholders
A survey by the Financial Services Authority (FSA) has reported that an increasing number of shareholders of UK listed companies are being targeted by individuals purporting to be legitimate brokers or financial advisors.

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free reports on the Company.

If you receive any unsolicited investment advice:

- make sure you get the correct name of the person and organisation and make a record of any other information they give you, e.g. telephone number, address, etc.
- check that they are properly authorised by the FSA before getting involved. You can check at www.fsa.gov.uk/register
- the FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with any unauthorised form, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can, preferably, be contacted by completing an on-line form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/overseas.shtml or, if you do not have access to the internet, on 0845 606 1234.
- inform the registrars on the relevant telephone numbers listed on page 85. They are not able to investigate such incidents themselves but will record the details and pass them on to the FSA.

Notes

Lonmin Charter

LONMIN

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

Sir John Craven
Chairman

November 2004

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Bradford A Mills
Chief Executive

Our values

Zero Harm
We are committed to Zero Harm to people and the environment.

Integrity, honesty and trust
We are committed, ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect for each other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee self-worth
To enhance the quality of life for our employees and their families and promote self-esteem.

Lonmin Plc
4 Grosvenor Place, London SW1X 7YL
www.lonmin.com

Lonmin Plc

Sustainable Development Report

For the year ending 30 September 2006

LONMIN



Building value

Lonmin is a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.



Further information is available on the Lonmin website (www.lonmin.com) or by contacting:

Kiran Bhagotra
Investor Relations Manager

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
Tel: 00 44 (0)20 7201 6000
kiran.bhagotra@lonmin.com

Front cover photograph reproduced with permission from Johnson Matthey

Chief Executive's Review



It is with pride that I present to you our 6th annual Sustainable Development Report, "Building Value". Over the past few years, we have set the foundation for building a value-based organisation that operates successfully both in our local communities and in the global arena. We remain committed to becoming a world-class natural resource company. We will achieve this by incorporating and integrating the components of sustainable development into our overall strategy, business decisions and operational procedures. We have learnt that these components are interrelated and that the solution to the myriad of social, environmental and development challenges facing us and our host communities, will reside in balancing operational development with creating value in our communities and the environment.

I would emphasise that we are on a journey and that we *learn* every step of the way. During 2006, we have made significant improvements in our safety performance with a 31% reduction in our lost time injury frequency rate. It is, however, with deep regret that I report the deaths of six of our employees in work-related accidents during the year (4 at Marikana and 2 at Limpopo). We remain committed to Zero Harm and will continue to work during 2007 to further embed safe production within our systems and behaviours.

One key achievement which fell outside our 2006 financial year was the conversion of our old order mining rights into new order mining rights in respect of our Marikana operations. This was a significant achievement for us and we were the first Platinum major to have our conversion application approved by the Department of Minerals and Energy (DME). This breakthrough ensures the future of our Marikana operations which currently constitute around 95% of our annual production, giving us a right to mine for Platinum Group Metals (PGMs) and associated metals for 30 years with a right to apply to renew our licence for a further 30 years after that.

An important part of the conversion process is the agreeing of detailed Social and Labour Plans with the DME which lay out the plans and programmes which are in place to meet the requirements of the Mining Charter. We have reported in this document fully on the undertakings in our Social and Labour Plans. We are committed to working with the DME to realise these promises which will contribute to the continuing empowerment and transformation of our business.

Operating our business on the principles of sustainable development ensures that we reduce costs, reduce risks and create opportunities. In line with this approach, we have increased the number of employees on the anti-retroviral treatment programme to 587. Environmental and other risk management systems ensure adequate control and we have created opportunities for women in mining and for local vendors to participate in our procurement programmes.

"Building Value" has been prepared in accordance with the Global Reporting Initiative's (GRI) 2002 Sustainability Reporting Guidelines, and we believe it represents a balanced and reasonable representation of our organisation's economic, environmental and social performance.

I welcome any feedback you have in relation to this report and look forward to reporting our progress again next year as we continue to focus on creating value for all our stakeholders.



Bradford A Mills
Chief Executive
14 November 2006

Highlights, Performance and Targets

Highlights

Sustaining the business


Department:
Minerals and Energy
REPUBLIC OF SOUTH AFRICA

- South African operating companies, Western Platinum Limited and Eastern Platinum Limited successfully converted their old order mining rights into new order mining rights in respect of the Group's Marikana operations
- Our mining operations had a record year producing 1,017,137 Platinum ounces in concentrate

Human capital



- We have 4% females in our workforce
- We have 26.5% Historical Disadvantaged South Africans (HDSAs) in management

Safety



- We have reduced the lost time injury frequency rate (LITFR) by more than 30% from 18.1 to 12.5 per million man hours worked
- We have implemented a standardised and integrated risk management and incident reporting system at our Marikana operations
- We reduced our severity rate by 14% to 13.8 days

Health



- The Lonmin Medical Scheme was launched with the aim of optimising healthcare delivery to employees and their dependents
- We conducted a community health survey in Marikana and Limpopo
- We commenced construction of the Wonderkop Clinic in the Greater Lonmin Community (GLC) to provide community members with access to primary healthcare
- We tested 3,236 patients through the Voluntary Counselling and Testing (VCT) Programme and exceeded the target of 550 patients on Anti-Retroviral Therapy (ART)

Environment



- We retained ISO 14001:2004 certification at our Marikana operations.
- We achieved standardisation and integration of Health, Safety and Environmental risks and incident reporting with GRISK
- We completed a Life Cycle Assessment for Platinum, Palladium and Rhodium
- We implemented overhead irrigation systems on operational tailings impoundments to reduce the ambient dust levels

Community



- We invested US$2.8 million in community development projects through the Lonmin Development Trust
- Archbishop Emeritus Desmond Tutu visited the Marikana operations and Lonmin Development Trusts projects
- The GLC Lentswe group created a 2040 Charter providing a common vision for prosperity through sustainable development

Performance against 2006's targets	Targets
✗ We did not achieve an average score of 3.7 on the SHEC Standards ✓ We maintained current management systems' certification at all sites ✓ We paid zero fines and received no prosecutions for the reporting year	• We will achieve an average score of 3.7 on the SHEC Standards by September 2007. • We will maintain current management systems' certification at all sites in 2007 • We will receive zero fines and prosecutions for the reporting year 2007 • 50% of our total procurement spend will be with HDSA suppliers by September 2009
✓ We have complied with the principles embodied in the United Nations Declaration for Human Rights (UNDHR)	• We will comply with the principles embodied in the UNDHR in 2007 • We will increase the literacy rate of our employees to 50% by September 2009 • We will ensure that senior and middle management comprise 40% HDSA employees by September 2009 • We will increase female participation in mining to 10% by September 2012
✗ We had 6 fatalities, 4 at Marikana and 2 at Limpopo ✓ We achieved our targeted 30% reduction in LTIFR	• We will achieve zero fatalities at each of our operations for the year to September 2007 • We will reduce our LTIFR by 30% by September 2007
✓ We achieved our target of 500 patients on the ART programme ✓ We achieved our target of testing at least 2,000 additional employees for their HIV status	• We will have at least 700 patients on ART by September 2007 • We will have counselled and tested at least 80% of our employees for HIV through the VCT Programme by September 2007
✓ We completed a rehabilitation programme at our Vlakfontein property	• We will have successfully revegetated all the dormant tailings dams on Lonmin property by September 2007 • We will reduce the Company's aggregate fresh water consumption by 10% per unit of production by September 2007 • We will reduce the Company's aggregate energy consumption per unit of production by 10% by September 2007, thereby reducing the greenhouse gas emissions by 5% • We will reduce the aggregated Company waste per unit of production by 20% by September 2007
✓ We have contributed 1% pre-tax profits (3 year rolling average basis) to community development	• We will contribute 1% of pre-tax profits to community development for the year to September 2007 (3 year rolling average basis)

Profile and Scope of Report


BOTSWANA
MOZAMBIQUE
NAMIBIA
NORTH WEST
KWAZULU-NATAL
EASTERN CAPE
Simplified geology of the Bushveld Complex
Pretoria
Johannesburg
Location of our operations in South Africa


Exploration Projects
Inco
Wallbridge
Monts de Cristal
Koumba
Mibango
Luwumbu
Loskop
Location of our exploration activities

Profile
Lonmin is the world's third largest producer of Platinum Group Metals (PGMs). Listed on the London and Johannesburg Stock Exchanges, our main operating subsidiaries in which we have an 82% interest are Western Platinum Ltd and Eastern Platinum Ltd. We also hold a 23% interest in Incwala Resources (Pty) Ltd, our black economic empowerment partner. During 2006, Incwala Resources (Pty) Ltd, was included as an 18% shareholder in Lonmin Platinum Limpopo when we transferred the Limpopo operations into Western Platinum Ltd.

Our operations comprise a mining complex, Smelter and Base Metal Refinery near Marikana in the North West province of South Africa. Our Limpopo operations are located near Polokwane in South Africa's Limpopo Province, while our Precious Metal Refinery is located at Brakpan in the Gauteng Province of South Africa. We provided employment to 23,804 full-time employees, and 6,932 contractors.

Our exploration portfolio consists of a managed operation in Gabon, joint venture (JV) partnerships with Boynton in South Africa (near Loskop in Mpumalanga Province), Goldstream in Tanzania and Inco and Wallbridge in Sudbury, Canada.

In the 2006 reporting period, ending 30 September, we produced 1,807,044 ounces of PGMs of which 947,795 were Platinum, 133,374 ounces were Rhodium and 439,075 ounces were Palladium. We also produced limited amounts of copper, nickel and rare earths which in sum do not exceed 6 % of our total sales.

The primary markets for PGMs are for auto catalysts and jewellery. In addition, there are growing applications in the manufacture of computer hard drives, flat glass and petrochemical refining.

Report Scope
This report 'Building Value' presents an overview of our contribution to sustainable development for the 2006 financial year, ending 30 September, and follows on from the 2005 Report, 'Transformation Delivers'. The report has been compiled "in accordance with" the Global Reporting Initiative's 2002 guidelines since 2002 and is for the second year being compiled using the Mining and Metals Sector Supplement. The report is compiled in such a way that it incorporates feedback from various stakeholder groups, such as communities and fund managers and should be read in conjunction with our Annual Report for the year ended 30 September 2006. Readers are also encouraged to refer to earlier reports for comparative purposes as well as the website at www.lonmin.com.

The report covers the activities of the Marikana, Limpopo and Brakpan operations as well as exploration activities. Although no major changes have occurred in the business since 2005, this is the first year that Limpopo's data has been incorporated into our Group data. We have provided a data table on page 33 to enable comparisons. Where we refer to the Marikana operations, this includes the mines, Smelter, Base Metal Refinery (BMR) and the Precious Metal Refinery (PMR) as well as data from the Pandora JV. The Pandora JV is owned 42.5% by Lonmin, 42.5% by Anglo Platinum, 7.5% by the Bapo Ba Mogale Mining Company and 7.5% by Mvelaphanda Resources. The Pandora JV is managed by Lonmin and its data is part of the Marikana operations due to the nature and geographic location of the operations. Data from our exploration activities and offices in Johannesburg and London are not included in this report. Efficiency ratios, where calculated, are based on our annual production of 1,807,044 ounces of PGMs, while financial data is reported based on an exchange rate of R6.63 per US$. Data is reviewed quarterly for inclusiveness and accuracy.

The Chief Executive Committee, South African Executive Committee, Risk and SHEC Committee and the Lonmin Plc Board has reviewed the contents of this report and are satisfied that it presents a balanced and comprehensive account of the Company's activities.

Since 2002, we have annually commissioned an independent assessment of our data and reporting systems. In 2006, this work was undertaken by KPMG. We use the findings and recommendations of these processes to improve our systems, step-up internal controls and review procedures. KMPG's report, which describes the selected performance indicators and their conclusions, is published on pages 34 to 35.

We are committed to continual improvement in our systems, data completeness and accuracy and will strive for consistency in the parameters reported to ensure comparability. However, as we continue to review and improve our systems, changes may occur in the definitions or data collection methodologies. Where this leads to a restatement or recalculation of data or altered reporting definitions this is clearly stated in the text or table.

As a member of International Council for Mining and Metals (ICMM) we use the GRI as a framework to ensure completeness in reporting our material risks in a transparent way that is comparable, inclusive and relevant to our stakeholders. We have applied the principles of materiality and relevance, transparency, clarity, timeliness and auditability of this report in providing a balanced overview of our sustainable development activities. A GRI index is provided on page 31.

Corporate Conduct



Hossy Shaft, Marikana

Governance structure
Lonmin is led by a Board of Directors, comprising 3 executive and 6 non-executive Directors, who normally meet six times a year. The non-executive Directors, all of whom are judged to be independent, are drawn from a variety of backgrounds and have a diverse range of skills and experience. The Board is led by an independent non-executive Chairman, Sir John Craven, while the role of the Chief Executive, Brad Mills, is to provide leadership to the executive team in running the business. To support it in its work, the Board has established four committees: an Audit Committee, a Nomination Committee, a Remuneration Committee and a Risk & SHEC Committee, each of which is chaired by an independent, non-executive Director. As a company listed on the London Stock Exchange, Lonmin is subject to UK corporate governance rules including the Combined Code. Further information on how we govern and manage our business is given in the Corporate Governance section of our Annual Report, available on our website.

The Board is ultimately accountable for corporate performance and provides strategic direction to the business. Power and responsibility for managing the Group's operations is delegated by the Board to the Chief Executive, who takes primary responsibility for the management of sustainable development and safety performance. The Chief Executive is supported by a Chief's Executive Committee, comprising the three executive directors and five senior executives, including the President, Lonmin Platinum. The President is in turn supported by a South African Executive Committee, which includes the leaders of each of the Group's EBIT-accountable business units – Marikana Mining, Limpopo, Process Division and Shared Business Services – as well as a number of senior managers representing business-critical functions. To ensure full alignment and enrolment of management with the Group's strategy and objectives, the Company has established the Chief Executive's Forum, a grouping of around 65 senior managers representing all parts of the business.

SHEC forms an important part of the Group's reward strategy, with all of the senior executive team having a material proportion of their annual bonus based on objectively-measured performance against key objectives.

Executive Remuneration alignment with SHEC outcome

	Executive Directors	
Component and constituent elements	Bonus opportunity on offer for target performance (%)	Actual payment for the year (%)
SHEC matters (15%)		
Number of fatalities	2.5	1.9
Improvement in lost time injury frequency rate	2.5	3.1
Community satisfaction	5.0	7.5
Environmental risk	5.0	0.0

Business Conduct
The Lonmin Charter forms the definitive foundation for the way we operate with values set out in the Charter confirming Lonmin's commitment to the highest standards of sustainable business and social practices. We expect all Directors, employees and contractors to observe these standards and live the values in the conduct of the business.

The Board of Directors approved a Code of Business Ethics in 2004, which has been widely communicated across the Group and to certain stakeholder groups. The Code was developed after reviewing equivalent documents in other leading natural resource businesses, and sets out the minimum standards of behaviour that we expect of our people. During 2007, Lonmin intends to build on international benchmarking work already undertaken and review its Code of Business Ethics, primarily to better align it with the Charter values. The Code is supported by a Whistleblowing policy which confirms explicitly that anyone reporting matters of concern will not be penalized or victimized as a result.

We would expect concerns about unethical business practices to be reported through line management in the first instance. However, there may be occasions when this is inappropriate, or the person concerned fears retribution. The Group has therefore established an external, independently-run whistleblowing service, available to all employees and other stakeholders.

Corporate Conduct



K3 Shaft, Marikana

This can be accessed by phone, e-mail, fax or post. The toll-free phone number is widely advertised throughout Lonmin. Trained operators are able to handle calls in any of South Africa's eleven official languages, 24 hours a day, 365 days a year. Contact can be anonymous or confidential at the caller's choice and the Company is only advised of the nature of the issue, not the identity of the person making the report.

All call reports are summarized to the Company's Ethics Committee, comprising the company secretary, an external lawyer and a practising accountant, both of whom are based in South Africa. The Committee assesses each call report and judges whether the matter is worthy of investigation and, if so, whether this should be conducted internally or externally. They then review the results of all such investigations and make recommendations to management as appropriate. During the year, 42 reports were received, of which 36 were felt to warrant action. To date, 8 have been resolved and 28 remain under investigation. A number of initiatives are planned to improve the investigation turnaround time in 2007.

Any mining activity involves developing the natural resources of the host country, and therefore inevitably requires regulatory permitting. This makes engagement with government inevitable and necessary. The Group is aware that political contacts can easily be misinterpreted and construed negatively, and a formal relationship map is therefore maintained at Board level which regulates the levels of executive who undertake these contacts at different levels of government. Lonmin is precluded in law from making political donations, and there have been no breaches of this policy reported for the period under review. Lonmin also supports and adheres to the standards of the Extractive Industries Transparency Initiative (EITI).

Management of safety, health, environment and community matters

All SHEC matters are managed by a Vice President (VP), SHEC and Security, who enjoys equal status with, and does not report to, the EBIT leaders of our operations. His remit extends to include security as this is closely aligned with many of the SHEC issues for which he is responsible. He heads a specialist unit which includes experienced specialist managers for each of the areas within his remit. The VP, SHEC and Security is a member of the South African Executive Committee and is also a member of the Board's Risk & SHEC Committee.

The role of the SHEC unit is to set Group standards and draw up policies and procedures, provide support to the business and undertake regular audits and other investigations to assess compliance and identify root causes of failure. Crucially, it is the leaders of each of the EBIT business units who are responsible for the implementation of our agreed SHEC strategy and standards within the Group.

Risk & SHEC Committee

The Committee comprises the Chief Executive, two non-executive directors and four senior executives who have significant experience in mining, finance, risk and SHEC matters. During the year, the Committee was chaired by the Chief Executive, but from 10 November Dr Sivi Gounden, a non-executive director of the Company, has taken over the chairmanship.

The Committee meets four times annually and has a formal remit which requires it to monitor the effectiveness of the Group's attitudes and approach toward, and performance in, managing risk and provide advice to management on risk, SHEC and corporate social responsibility matters generally. Attendance at these meetings was as follows:

Members of the Risk and SHEC Committee

Attendees	9 Nov 2006	9 Mar 2006	26 Apr 2006	20 Sept 2006
Brad Mills, Chief Executive	✓	✓	✓	✓
Michael Hartnall, Non-Executive Director	✓	✓	✓	✓
Chris Davies, VP Exploration & Growth	✓	✗	✓	✗
Ben Fourie, VP SHEC and Security	✓	✗	✓	✓
Jack Jones, VP Business Development	✓	✓	✓	✓
Claire Combes, VP Risk & Treasury	✓	✓	✓	✗



Saffy Shaft, Marikana

Key Audits and Assurance

Audit	Frequency	Description
SHEC management standards audit	Annually	Internal team with an external lead auditor that audits the 15 SHEC Management Standards. The audit protocol includes a rating system that quantifies the outcomes on a scale from 1 to 5.
Systems audit	Bi-annually	BVQI audits ISO 9000, ISO 14001:2004 and OHSAS 18001 systems twice a year.
Independent Assurance	Annuallly	Independent third party assurance is provided by KPMG, the Company's external auditors, on selected data and information reported in the Sustainable Development Report. This assurance includes the integrity of data management systems, compliance with the reporting requirements of the nine elements of the Mining Scorecard and compliance with the 'in accordance with' statement of the GRI.
Environmental legal compliance	Annually	Internal team with external lead auditor that audits all relevant environmental legislation at operational sites. Findings are tracked monthly and reported to the Board.

Auditing and Assurance

A number of SHEC related internal and external audits are conducted annually to provide the Risk & SHEC Committee with the assurance that policies, standards and procedures are implemented at operational level. These measures complement the activities of the governance structures to provide management and the executive with the assurance required to confirm that adequate risk controls are in place to ensure sustained or improving performance or alternatively identify short-comings for timeous remedial action.

Risk management

Risk management is central to good governance and, in many ways defines our ability to operate profitably and sustainably.

Lonmin has formalized the structure around risk analysis and reporting. There is a central Risk Management team supported by approximately 70 nominated individuals in the business units who act as Business Area Risk Champions and Operational Risk Champions within their business unit. The formalized structure has initiated a further embedding of risk management into the business as business units are aware of their risks, are managing these risks and are taking due consideration of risks (and their mitigation) when business decisions are made. In addition to this, we apply the precautionary principle and conduct risk and impact assessment to determine the impact of projects on the wellbeing of our employees and the local communities.

Benchmarking Performance

As a member of the ICMM, we share a common platform with industry to communicated challenges and engage with stakeholders on issues of common concern at an international level. Our performance, transparent reporting and engagement on sustainability issues with a wide range of stakeholders has allowed us to remain a member of the Dow Jones Sustainability Index and the FTSE4Good Index series. These indices provide benchmarks for analysts who subscribe to the belief that sustainability-driven companies create long-term shareholder value by taking a more systematic and holistic approach to the management of sustainability risks and the realization of sustainability-related opportunities. The rating process for these indices also provides the company with valuable insight regarding the sustainability issues of its peers and international stakeholders.

Engaging with stakeholders


Water Wise
70%

Communications with stakeholders

Over time we have come to learn how integral relationships with our stakeholders are to managing our business risks. How much these relationships contribute to our ability to realise opportunities that allow us to contribute to sustainable development through informed decision-making. We continue to evolve the structures necessary to facilitate meaningful engagement with an increasingly diverse stakeholder base.

Employee Communications
We have maintained three principal means of communicating with our employees, including those not represented by organised labour:
- Lonmin's intranet;
- "Platinum Conversations", a staff newsletter; and
- the Chief Executive's Newsletter, a monthly letter, translated into four languages, which deals with safety, performance, operational issues and strategic matters.

We piloted a cascade communication system at three of our Marikana operation sites during the year. The cascade system was designed to provide direct communication with every employee at every level in a personalized way. The system proved to be a huge success and a feedback loop was developed as part of the cascade process. Feedback gathered at one site outlined problems with material availability and a Six Sigma project was launched to address the shortcomings. We are currently rolling the cascade system out across the business.

Supplier Engagement
All suppliers are expected to respect our Lonmin Charter principles, adhere to the Lonmin Code of Business Ethics and operate within the principles of ISO 14001 Environmental Management Standard.

Key stakeholders in 2006: How we listen, learn and engage

Employees and their representatives	Ongoing dialogue	Trade union negotiations, shop-floor briefings, newsletters, internal publications, notice boards, internal television broadcasts, health and safety meetings
Investors	Ongoing dialogue	Annual results presentations and investor road shows, investor site visits, targeted engagement initiated by either side, shareholder feedback, media interaction
Governments and regulatory authorities	Ad hoc dialogue	Direct engagement on targeted issues, meetings with local, provincial and national authorities partnerships on environmental and social priorities, lobbying via industry associations
Contractors and Suppliers	Ongoing dialogue	Commercial interviews, tender processes, open days, safety inductions, performance reviews
International Organisations	Participate in dialogue	Members of ICMM, International Platinum Association (IPA) and Platinum Guild International (PGI)
Communities	Ongoing dialogue	GLC forums, open days, consultation with community leaders on targeted issues, surveys, environmental and social impact assessment (ESIA)
NGOs	Ad hoc dialogue	Engagement on environmental and health issues, stakeholder surveys, involvement in partnerships; environmental and social impact assessment (ESIA) processes
Industry Bodies	Participate in dialogue	Participation in Chamber of Mines, ICMM and the IPA

Assessing the perception of the GLC

We are committed to respecting the communities where we operate. The annual community survey is part of a drive towards continuous improvement in corporate social performance. Since 2004, the study has been conducted to track the status of the relationship between the company and the GLC at our Marikana operations. The study aims to measure performance in terms of stakeholder's experience of Lonmin's communication with, and behaviour towards them.

The 2006 Community Survey showed an improvement in the structuring of sound community relationships. Since the 2004 baseline survey, there has been a steady increase in community members' rating of their relationship with the Company, as quantified on a 7-point scale:

- 1.95 in 2004
- 3.05 in 2005
- 4.25 in 2006

The improvement can be ascribed to the scale of Lonmin's community engagement efforts, including:

- Leadership development and training in the GLC;
- Joint community development projects with the Lonmin Development Trust, Lonmin employees and community members;
- Increased visibility and commitment from the Lonmin senior leadership team; and
- Regular engagement forums known as the Lentswe process.

The findings for 2006 highlight that we need to focus on more effective two-way dialogue and there is an emerging gap between the experience and rating of participants and non-participants of the Lentswe process. This clearly indicates that the Lentswe process, which came to fruition due to the first survey's results, had a definite positive impact on those involved. However, this impact is limited to the participants and needs to be extended even further into the GLC.

The steady increase in Lonmin's perceived performance presents several opportunities to take relationships with community stakeholders to the next level by capitalising on past achievements. We will continue our efforts to provide a clear message, improve on two-way communication and build trust through delivery.

We are committed to engage with our suppliers and contractors and regard this as an integral part of meeting the Mining Charter requirements on HDSA procurement. We have a progression plan in place to achieve the targets set out in the Lonmin Platinum Black Economic Empowerment Procurement Policy and our Social and Labour Plans. At the same time we engage with, and mentor HDSA suppliers on how to join our vendor lists, dealing with contractual issues and how to run a successful business.

***Engaging* with communities**

In response to the community perception surveys that were conducted in 2004 and 2005, the GLC Lentswe Forum was formalised in March 2005. The GLC Lentswe Forum takes place every second month at which the Chief Executive's Forum members and representatives from the various communities around the Marikana and Limpopo operations are encouraged to share their experiences and concerns. The GLC Lentswe Forum is the cornerstone of transformation process between the Company and the GLC. This forum has shown the development of a more trusting relationship between Lonmin and its communities over the last two years. In partnership with the Lonmin Development Trust (LDT) a community-based newspaper, the 'GLC Voice' is published every second month to provide information and progress on community development projects in the GLC.



Lentswe meeting

South African Mining Charter

We have made significant progress in our journey to meet the requirements of the broad-based Socio-economic Charter for the Mining Industry, which was formerly published on 13 August 2004. Through our Social and Labour Plans we have committed to accelerate implementation of the Mining Charter requirements as this speeds up our transformation initiative in delivery of the Lonmin Charter. The Charter Scorecard, designed to provide a framework for transformation within mining companies, consists of nine key socio-economic elements that will drive sustainable empowerment for all stakeholders. We regard the transformation process as a fundamental necessity in the future of mining in South Africa and will continue to seek opportunities and partnerships to ensure enduring value for our shareholders, employees and the communities that host our operations.

Lonmin's support for the objectives of the Mining Charter and its response to the goals are summarised in the table below:

Human Resources Development

Achieved in FY 2006	Targets FY 2009
Has every employee been offered the opportunity to be functionally literate and numerate by 2005 and are employees being trained?	
• 48% of employees estimated to be functionally literate and numerate (National Qualifications Framework NQF 1 and above) in 2006. • 1,681 employees have attended ABET in 2006 at a cost of R5.3 million.	• An accelerated Adult Basic Education and Training (ABET) rollout to afford employees the opportunity to reach NQF level 1 by 2012.
Have career paths and skills development plans been implemented for HDSA employees?	
• An integrated workplace *skills development plan* has been submitted to the Mining Qualifications Authority (MQA) and the Lonmin training facilities are accredited by the MQA.	• A Skills Development Plan for all employees will be fully implemented by 2009.
• Expenditure on skills development and training for 2006 amounted to R81.9 million or 5.6% of payroll.	• Budgeted expenditure on skills development of R94.8 million or 5% of payroll.
• 46 bursaries and scholarships provided and valued at R3.3 million.	• We will continue to provide 50 bursaries and scholarships per annum.
Has the company developed systems to mentor empowerment groups?	
• Systems for annual identification of coaching and mentorship requirements are being put in place. A diverse group of trained mentors and coaches are being identified and will undergo training to ensure that they support HDSA employees. Currently, there are 69 employees who have internal and external mentors.	• It is intended to have up to 670 employees with a formal mentoring programme in place by the end of 2009. Of these 143 will be in the Management levels, while 527 will be within the learnership levels.

Employment Equity

Achieved in FY 2006	Targets FY 2009
Has the employment equity plan been published and has annual progress in meeting this plan been reported?	
• Yes, Lonmin has submitted its employment equity plan annually to the Department of Labour since 2003. This report contains annual updates on progress for the past year. The last progress update took place in October 2006. • To accelerate and oversee employment equity, transformation committees have been set up at all operations. These committees were established in consultation with employee representatives and are responsible for guiding employment equity progress.	• The employment equity plan will continue to be revised and updated to ensure that it is in line with existing legislation. • The employment equity plan will continue to be revised and updated to ensure that it is in line with existing legislation. The transformation committees at operational and corporate level will continue to guide the implementation of employment equity.
Has a plan been established to achieve HDSA participation in management of 40% within five years and is the plan being implemented?	
• Yes, a plan was developed in 2004 to achieve this target. Current breakdown of management Total HDSA (including White Female) 37.4% Total HDSA (excluding White Female) 26.5%	• Management targets for 2009 % HDSA (including White Female) 45.4% % HDSA (excluding White Female) 38.2% The target for HDSA participation by 2009 is 44.4%, which is above the legislative requirements.
Has the company identified a pool of talent and is this being fast-tracked?	
• We have a succession and talent pool/mentoring system in place.	• Succession and talent pool/mentoring system to remain in place.
Has a plan been devised to achieve participation by women of 10% by 2009 and is this plan being implemented?	
• Current workforce consists of 4% women.	• A plan is in place to achieve 10% Women in Mining by 2012.

Migrant and Foreign Labour

Achieved in FY 2006	Targets FY 2009
Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	
• Yes the company subscribes to these agreements as well as to International Labour Organisation (ILO) Conventions which accord foreign and migrant workers equality before the law. Lonmin policy is to reduce the number of migrant workers by focussing on local recruitment.	• We will increase proportion of local labour making up our workforce.

Mine Community and Development

Achieved in FY 2006	Targets FY 2009
Has the company co-operated in the formulation of integrated development plans (IDPs) and is it co-operating with government in implementing these plans in communities where mining takes place and in labour-sending areas	
• Lonmin maintains the GLC Lentswe Forum to facilitate on-going engagement with public and private sector stakeholders. Close co-operation is maintained with relevant authorities over Corporate Social Investment (CSI) initiatives in implementing development plans. • 21 Sponsorships for learners from the GLC at a cost of R365,000. • LDT initiatives focus on education, poverty alleviation, HIV/AIDs and sustainable livelihoods and target both mining communities and to a lesser extent remote labour-sending areas due to the limited proportion of migrant workers in our workforce. • We introduced a system of rating suppliers according to Mining Charter requirements.	• Community forums remain in place. • Sponsorships of a minimum of 21 GLC learners per annum. • Maintain Lonmin Development Trust (LDT) funding according to existing production-based formula of 1% of pre-tax profits (3 year rolling average basis). • We will maintain supplier rating systems according to Mining Charter requirements.
Has the company engaged with local mining communities and those in labour-sending areas?	
• We have ongoing engagement with public and private sector stakeholders for both its mine host communities and labour source communities. • We committed resources for our ongoing partnership with The Employment Bureau of Africa (TEBA) Development. Beneficiaries over the three years include, retired mineworkers receiving home-based care, over 2,000 livestock farmers in Lesotho, maize farmers in the O.R. Tambo and Alfred Nzo Districts of the Eastern Cape, learners who benefited from the construction of additional rural school facilities, and approximately 10,000 community members who benefited from investment in water supply infrastructure.	• Continued engagement with mine host communities and labour sending communities on developmental challenges. • In partnership with TEBA Development the Lonmin Development Trust will continue to identify and deliver projects based upon the labour-sending areas common development needs.

Housing and Living Conditions

Achieved in FY 2006	Targets FY 2009
For company provided housing, has the mine in consultation with stakeholders established measures for improving housing, including the upgrading of hostels, conversions of hostels to family units and promotion of home ownership options among employees?	
• About 8,000 employees are currently accommodated in hostels. We have committed to convert all hostel accommodation into family accommodation and are entering into partnerships to facilitate the provision of adequate land for the construction of residential units on extensions of existing towns. 2,000 residential, serviced stands were proclaimed in Marikana extension 2, with 300 residential units already commenced. • We have engaged with local authorities and stakeholders to integrate our housing initiatives into local integrated development plans for the existing municipalities of the GLC area. Beyond the provision of housing options to our workforce, we hope to facilitate the unlocking of public funds for the extension of affordable housing options to the informal settlements in the area.	• To complete the conversion of all hostel accommodation by 2011 at a cost of R46.5 million. We have agreed a transaction with Rand Merchant Bank which will allow us to offer employees a spectrum of homeownership options, including rental accommodation. By 2011 we should no longer be involved in the provision of hostel accommodation to our workforce.
Have measures been established to improve the nutrition of mine employees? What has been done to improve nutrition? Show plan to progress this over time and demonstrate that plan is being implemented.	
• In 2006, menu engineering was revised and greater choice introduced. Using the government nutritional information requirements, we monitor the menu for calorific and nutritional values to maintain the desired balance between proteins, carbohydrates and vitamins. Kitchen staff were trained to reduce wastage and to adjust their cooking to better preserve vitamins during the process of cooking for large numbers of people.	• We will continue to monitor the menu for calorific and nutritional values to maintain the desired balance between proteins, carbohydrates and vitamins, and seek ways to improve nutrition and cooking staff training until all hostels have been converted.

South African Mining Charter

Procurement

Achieved in FY 2006	Targets FY 2009
Have current levels of procurement from HDSA companies in terms of capital goods, consumables and services been identified?	
• In 2004, we introduced an HDSA Procurement Progression Plan. Current HDSA spend is R460 million or 14% of capital goods procurement spend, R787 or 24% of total consumables procurement spend and R164 or 5% of all services procurement spend. Total HDSA procurement is R1,411 million up from R1,010 million in FY 2004.	• 40% procurement from black-owned and BEE companies. • 60% procurement from HDSA companies.
Has commitment been made to a progression of procurement from HDSA companies over a three-five year time frame in terms of capital goods, consumables and services, and to what extent has this been implemented?	
• We have introduced a system of identifying, rating and accrediting suppliers according to Mining Charter requirements.	• Continued use of various initiatives to access register HDSA and SME vendors to increase HDSA procurement spend. • Utilisation of third party screening and auditing functions to establish and maintain HDSA credentials of accredited suppliers.

Ownership and Joint Ventures

Achieved in FY 2006	Targets FY 2009
What is being done to ensure the company achieves 15% HDSA participation in terms of ownership of equity or attributable units of production by 2009 and 26% by 2014?	
• Incwala Resources (Pty) Ltd owns 18% of Lonmin's operating subsidiaries giving the company an 18% interest in our mines at Marikana and Limpopo and our Process Division. • We are currently undertaking pre-feasibility on the Pandora JV in which Mvelaphanda Resources and Bapo Ba Mogale Mining Company each hold a 7.5% stake. • We are undertaking pre-feasibility on the extension to our existing Limpopo property. This extension covers the Dwaalkop property which is a 50/50 joint venture between Lonmin and Mvelaphanda Resources.	• To identify and structure opportunities that will allow Incwala Resources (Pty) Ltd and other potential BEE-partners to assume a more operational role in projects.

Beneficiation

Achieved in FY 2006	Targets FY 2009
Has the current level of beneficiation been identified?	
• Through our support for the PGI we continue to promote demand for Platinum jewellery at a global level.	• Continued support for the PGI to promote demand for Platinum jewellery at a global level.
Has the baseline level of beneficiation been identified and has the company noted the extent by which this will have to increase to qualify for an offset?	
• We acted as a catalyst in bringing together all role players to form a working group that commissioned the baseline study to determine the possibilities of beneficiation for the PGM industry in South Africa. Apart from beneficiation through purification and fabrication, the study will also investigate 'sidestream beneficiation' which is the increased local manufacture of capital goods provided by the mining supplier sector to the mining industry. The study is due to be completed by mid 2007.	• The baseline study commissioned in this year will establish quantitative baselines for each of the PGM's assist in developing the levels of potential offsets.
Does the company report annually on progress made in meeting its commitments?	
• Since 2003 we have reported annually on progress made in terms of the guidelines set out by the Mining Charter Scorecard.	• To report, as part of our Sustainable Development Report, progress made in terms of the guidelines set out by the Mining Charter Scorecard and to continue using the GRI guidelines in the compilation of our report.

Economic Growth



Courtesy of Emma Taylor, Sceptre Jewels London Ltd.

Shareholders by Type Sep 2006


4%
20%
43%
8%
15%
10%
Unit Trusts
ADR
Pension funds
Others
Insurance companies
Unknown

Shareholders by Geography Sep 2006


6%
5%
7%
51%
18%
14%
England and Wales
Rest of Europe
Scotland
Rest of World
North America and Canada
Unknown

As the world's third largest producer of Platinum, the challenges of sustainable development require us to think about our financial performance more broadly than the traditional financial indicators and shareholder returns. While our growth strategy is to achieve 1.4 million ounces of Platinum production in 2012, we realise that our operations have both direct impacts, defined as the monetary flow between the Company and resources, as well as indirect impacts, defined as the intangible benefits that flow from the secondary effects that mine development, mine payrolls and investment brings for other businesses. The value-added statement presents the wealth that we created during 2006.

Creating opportunities locally

The unique physical and chemical properties of Platinum, Palladium and Rhodium, such as unparalleled catalytic properties create a variety of industrial applications, the principal one being in catalytic converters which reduce noxious emissions of motor vehicles. Platinum's lustre, colour and strength also continue to attract the jewellery sector and through its support of the PGI, Lonmin continues to promote demand for Platinum jewellery at a global level. The IPA of which we are a member promotes the use of PGMs in industrial applications, such as in hydrogen fuel cells as a cost-effective alternative to conventional energy sources.

In South Africa, Lonmin engaged with Mintek, the Department of Mineral and Energy and other PGM producers to create a working group that commissioned and funded the baseline study to determine the possibilities and policy options for beneficiation for the South African PGM group metals industry. Apart from PGM beneficiation through purification and the fabrication of converters and jewellery, the study will also investigate 'sidestream beneficiation' which is the increased local manufacture of capital goods provided by the mining supply sector to the mining industry. The study is due to be completed by mid 2007.

Value-added statement for Lonmin Plc as at 30 September 2006

	2006 US$m	2005 US$m	% Variance
Net cash generated			
Customers, consumers and investment income			
Cash received for products	**1,611**	1,107	45.5
Cash returns on investment	**1**	2	
Suppliers[1]			
Cash payments for materials and services purchased	**(429)**	(361)	(18.9)
Cost of borrowings	**(32)**	(29)	(10.3)
Net cash flows	**1,151**	719	0.6
Cash distributed			
Human capital (salaries and benefits)	**406**	313	29.6
Social capital	**3**	7	(55.7)
– Housing	**–**	1.9	(100.0)
– Donations	**0.3**	0.9	(66.7)
– The Lonmin Development Trust	**2.8**	4.2	(33.3)
Government taxes	**186**	80	132.5
Directors remuneration	**9**	10	(10.0)
Shareholders distribution	**124**	102	21.6
Cash retained for sustainable growth	**423**	207	104.3
Net cash distributed	**1,151**	719	60.0

N.B. Please note the 2005 comparative directors remuneration varies from the 2005 accounts due to inclusion of US$1.7 million of share options attributable to change in Accounting Policy in 2006.

1 We have a 30 day payment policy on services and procurement.

Safety



Safety break at K3 shaft, Marikana

We remain committed to Zero Harm to people and continue to promote this as an achievable outcome in the behaviour of management and employees. The Lonmin governance framework provides strong support for safety management from policies to operational procedures and we will continue our drive to improve our safety programmes to ensure the safety of all our employees and contractors. Our programmes are also devised to address safety leadership, a key component in our drive to address at-risk behaviour and improve safety awareness. Our key targets for achieving Zero Harm are set out below:

	Fatalities	LTIFR	Implementation of Fatal Risk Protocols
2006	Zero	12.5	100% at Marikana Mining and Process Division
2007	Zero	8.7	100% at all managed operations
2010	Zero	less than 1	100% at all managed operations

Performance 2006

We made significant progress in our safety performance during the year achieving a 31% improvement in our LTIFR to 12.5 per million man hours worked. These figures include our Limpopo operations which reported an LTIFR of 8.1. We also reduced the severity of our accidents with our severity rate down 14% to 13.8 days.

Four work-related fatalities occurred at our Marikana Mining operation, compared to the 6 work-related fatalities in 2005. The newly acquired Limpopo operations reported two fatalities.

Our sincere condolences to the family and friends of the following employees who lost their lives in work-related accidents during the year

Date	Name of the deceased	Incident
Marikana		
Oct 2005	Sechaba Makhanya	Fatally injured in a fall of ground at Hossy Shaft.
Feb 2006	Moses Mbhamali	Fatally injured in a *tramming* accident at Rowland Shaft.
Feb 2006	Petrus Komane	Fatally injured in an accident at K3 Shaft, while operating a cutting torch.
Aug 2006	Avelino Bila	Fatally injured at K3 Shaft when a material car derailed.
Limpopo		
Apr 2006	Gustavo Marapate Chelengo	Fatally injured in a fall of ground incident.
Jun 2006	Kemoele Mokhethi Nkopane	Fatally injured in a fall of ground incident.

Group LTIFR Performance



25
20
15
10
5
LTIFR (per million man-hours worked)
21.3
21.9
18.1
12.5
8.7
2003 2004 2005 2006 2007
• Target

Incident analysis 2006



28%
17%
13%
11%
10%
8%
5%
3%
3%
2%
Material handling
Falls of Ground
Scraping and rigging
Slip and fall
Other
Trackbound equipment
Other
Gas
Equipment safeguard
Hazardous material

The implementation of Fatal Risk Protocols (FRPs) is a key component in our drive to reduce fatalities. At Marikana Mining and the Process Division, implementation has continued as a priority, but the restructuring of the organisation into EBIT units has led to some delays in implementation in new business units. We have therefore not met our target of 100% implementation in 2006. The FRPs were also rolled-out to the Limpopo operations and implementation has already commenced to ensure that all managed operations have fully implemented FRPs by September 2007.

Safety is an integral part of our risk management processes and the Lonmin SHEC Management standards provide a risk based management framework for safety management at our operations. Our line managers are accountable for the implementation of these standards and responsible for the implementation of supporting systems and procedures. We are taking further steps to increase safety leadership and in the process we are building on the achievements of the previous year. To achieve our goal of Zero Harm, our focus during 2006 was on the following:

Visible Felt Leadership

860 Employees were given Visible Felt Leadership training. A senior management safety day was facilitated by a DuPont consultant with the objective to improve management visibility in the workplace and to train senior managers on how to conduct audits and inspections in the workplace that will augment our goal of Zero Harm.

SHEC management standards

An internal audit team was trained to improve the quality of our internal audits on the implementation of the Group SHEC Management Standards. We did not achieve the target of 3.7 for the SHEC Management Standards mainly due to the restructuring of the organisation. The target for 2007 is to achieve a score of 3.7.

Incident Analysis

We introduced a rigorous and consistent incident analysis methodology and are placing an uncompromising emphasis on incident analysis, incident follow up, the prevention of repeat incidents and effective communication on lesson learned across the Group.

Safety Systems

Safety system failures were improved by implementing the Six Sigma methodology at operational sites. We focused this year on improving our safety data management system as a result of the discrepancies raised by KPMG in 2005. Apart from daily and monthly reconciliation between the hospital and the safety departments at each operation, we have also designed and implemented GRISK, a centralised risk management and incident reporting system that will further improve the integrity of the safety data. No discrepancies were found during the 2006 assurance engagement.

Focus areas for 2007

Our safety strategy includes critical programmes to ensure that we achieve Zero Harm by eliminating all deaths and serious injuries. The strategy outlines the continued commitment of Lonmin to the systems and processes already in place with renewed focus on the components identified through incident root causes analysis. The key themes of the 2007 programme are:

- Strengthen safety leadership and accountability
- Improve the incident analysis process and incident close-out time
- Review and manage all critical and high level risks.
- Full implementation of the Fatal Risk Protocols.

Health


ANDREW SAFFY HOSPITAL
082-911
NETCARE

Andrew Saffy Hospital, Marikana

We continue to promote the wellness of each employee by integrating occupational health and hygiene with medical health care delivery. We realise that appropriate health care in the areas where we operate is often not accessible to our communities and we have committed to facilitate partnerships between government and local communities to deliver cost-responsible health-care to our employees, their dependants and the GLC.

We follow the ILO's code of practice on recording and notification of occupational accidents and diseases. We also comply with the requirements of local health legislation. We promote the participation of unions and management in joint health and safety committees to discuss and debate issues of concern and share lessons learned. Relevant policies are endorsed by unions and employee representatives.

Healthcare delivery

Lonmin offers health care to employees through our mine hospital and clinics and through external health care providers. We registered the Lonmin Medical Scheme in January 2006. This scheme optimises the management of health care delivery, with the added benefit of dependants gaining access to medical care. This scheme was rolled out to the Limpopo operations in March 2006.

At our Gabon exploration sites, we assessed the health and safety challenges facing our operations in remote areas and prepared a risk management plan, addressing medical and emergency support. On-site first aid training is provided to key personnel and a specialist medical evacuation service was contracted to provide immediate assistance in the event of trauma or other medical emergencies.

Occupational Hygiene and Health

Our approach to occupational hygiene and health is risk-based and we continue to identify and minimise workplace health hazards and exposure. We conducted baseline and follow-up risk assessments at the Marikana and Limpopo operations. We have captured the findings in an integrated risk register enabling us to link workplace exposure to an individual's health profile. Our targets for 2007 are to develop guidelines and action plans, based on the health risk assessments that were conducted in 2006 to ensure quality standardised control measures across the Lonmin Group.

At our PMR in Brakpan, Platinum salt sensitivity is an identified occupational risk and a Six Sigma project, aimed at reducing exposure to Platinum salts through potential exposure pathways, such as poor ventilation, spillages, protective equipment and emergency procedures, has led to increased controls to limit exposure.

Occupational Medical Surveillance and Fitness to Work

All employees exposed to hazardous work environments or required to perform arduous tasks, are regularly screened in order to allow early detection of occupational diseases, prevent potential further deterioration and to ensure they have the physical ability to work in specific environments. As fitness for underground mine work is difficult to assess through just a physical examination, all new recruits and some current employees, whose fitness is of concern, are sent to a work capability facility for evaluation. There they undergo tests simulating the underground working environment to assess whether the individual is able to perform productively and safely.

Noise and Noise Induced Hearing Loss

Noise in the workplace and noise induced hearing loss (NIHL) are the most significant occupational risk and disease at our operations. Noise attenuation of equipment and the wearing of hearing protection remain the key challenges to prevent hearing loss. To this end the induction training module on hearing conservation was revised and updated, while a review of noise zone signage has led to standardisation of signage across our operations. Customised hearing protection devices are being explored for high risk individuals exposed to very high noise levels and those showing a deterioration in the percentage hearing loss. A multidisciplinary working group was established within the company to implement the Mine Health and Safety Council's milestones to eliminate NIHL from the industry.

Health Survey of the GLC

In August 2005 Lonmin commissioned the Madibeng Centre for Research, a medical research facility linked to the University of Pretoria in South Africa, to survey the main health issues facing the GLC around the Marikana operations. The objective of the survey was to assess wellness in the community and to identify the disease profile of adults and children below the age of five (5) years. The results of the study would provide a baseline data set for informed decision-making on how we could contribute to improve the quality of life of in our communities. Research methods included a questionnaire-based health assessment of 400 households, analysis of public sector clinic records, and interviews with traditional and political leaders in the community.

Important social issues that have an undisputed impact on the well-being of community members were identified as:

- an increase in informal settlements;
- poor sanitation;
- few recreational facilities and opportunities; and
- poverty.

A comprehensive disease profile emerged of which two disease clusters accounted for 40% of clinic visits, namely hypertension (high blood pressure) and a cluster on HIV/AIDS, Sexually Transmitted Infections (STIs) and TB. The results of the study highlighted critical areas for intervention, whether through direct involvement or by creating partnerships with government institutions, industry partners or non-governmental organisations. The key areas for intervention were identified as:

- **Provision of basic services** – we are committed to facilitate sustainable partnerships with government, industry partners and non-governmental organisations to provide basic services and infrastructure in line with local community development plans.
- **Lifestyle modification** – to educate on disease prevention through diet, exercise, smoking and safer sexual practices. We launched the Community Wellness Campaigns in 2005 with the aim of creating awareness among our employees and communities on wellness and to promote voluntary counseling and testing for HIV. The campaigns continued through 2006 and provided community members with a free health assessment and professional advice on treatment options.
- **Access to treatment and medical** – We committed R2.6 million and facilitated a partnership agreement with the local authorities and the national health authorities to construct a 24 hour medical clinic in Wonderkop.

Group NIHL cases



Number of NIHL cases compensated
600
500
400
300
200
100
0
293
414
278
570
2003
2004
2005
2006

During 2006, 570 cases of.NIHL were acccepted for compensation. We also monitor the percentage hearing shift from a baseline to ensure that these employees are removed from high risk areas and deployed in lower risk areas. This year 520 cases had a shift of 5.0 to 7.4% hearing loss while 342 cases had a shift of 7.5 to 9.9%.



Medical care at Andrew Saffy Hospital

Dust and Respiratory Diseases

Pulmonary tuberculosis remains the most significant respiratory illness prevalent amongst employees and was historically associated with silica dust exposure. The silica levels at our operations are below the occupational exposure limits and most of the TB cases are concomitant to HIV infection (please refer to HIV/AIDS Section on page 18).


LONMIN
LONMIN
LONMIN
LONMIN
I have accepted
my life
medication
Have you been tested for HIV/AIDS?
I can experience a normal life again
Take as instructed even if you're feeling better
I'm back at work

HIV poster campaign promotes VCT and ART

HIV is a serious disease with wide-spread socio-economic ramifications. In South Africa, where the public debate concerning treatment options is ongoing, we remain committed to minimising the spread and impact of the pandemic and associated opportunistic diseases to both our employees and the communities that host our operations. Lonmin considers HIV/AIDS as a serious but manageable risk and for a number of years has adopted a series of proactive programmes that promote preventative and treatment measures. We aim to work in partnership with stakeholders to deliver cost-responsible health-care which will meet the needs of our employees, their dependants and the GLC. We track critical milestones, to ensure that we achieve this outcome. These are set out below:

2006	550 patients on ART
2007	80% plus uptake by employees on VCT 700 employees on ART
2010	All AIDS patients in GLC to have access to appropriate treatment

Business Risk Monitoring

We continue to monitor the HIV risk on the sustainability of the business and conducted an update on the HIV/AIDS impact analysis that was performed in 2003. The analysis enables us to make informed decisions, assists in financial planning, compares our experience to industry peers and determines the impact of HIV on the long-term sustainability of the operations. The results presented in the graph below, conclude that the disease does not pose a significant threat to the long-term sustainability of our operations. The relatively low proportion of HIV/AIDS related costs as a fraction of labour cost does not pose a risk to the business.

Awareness & Education

Routine education on TB, STIs, HIV and ART is provided to all employees at the annual mine induction. This is reinforced by awareness campaigns conducted at the operations throughout the year. A campaign will typically provide materials and further education on these diseases at an information booth, and will involve a local artist, sports star, leader or HIV project group to present a visual display such as industrial theatre or a talk on the issues. All awareness campaigns are equipped to facilitate and provide easy access to VCT and are extended to community members.

Voluntary Counselling and Testing (VCT)

In 2004, we undertook to test 100% of our workforce for HIV by 2010. In 2005, 1,615 employees (representing 8% of the workforce) were tested followed by 3,236 in 2006. This progress is encouraging and indicates an increase of more than 10%. We will continue to improve access to counselling and

Patients on ART


Number of cases
600
500
400
300
200
100
0
242
411
587
2004
2005
2006

HIV/AIDS Impact Analysis


Number of disabilities and deaths in service
400
350
300
250
200
150
100
50
0
25
20
15
10
5
0
% HIV positive
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
% employees estimated to be HIV positive
Disabilities
Death in Service

Measuring the impact of HIV at Limpopo

An HIV prevalence survey was carried out at Lonmin's newly-acquired Limpopo operations during September 2006 in order to determine the magnitude and distribution of the epidemic among the operation's employees. Prior to the survey, management and employee representatives were engaged, informed and requested to participate voluntarily. The survey utilized the saliva-based HIV anti-body tests. In line with South African legislation, the data collected was anonymous and unlinked to the employee, except where such data as gender, job, age category and geographic location were voluntarily provided by the participating employees. The limitations that this approach imposed on the reliability of the data were accepted and considered in the analysis.

1,007 employees, or 57% of permanent employees on duty and 33% of the contractor workforce participated in the survey over a two-day period. Overall HIV prevalence of 19.5% was indicated amongst all employees surveyed. Interestingly there appeared to be no material difference between contract and permanent staff on site, as there is on many other mining operations. Prevalence appeared to be highest in the mining department and stratified by age band with the 30 – 49 age group comprising the majority of cases. The data suggests a severe level of infection in keeping with regional (Limpopo Province) prevalence rates.

The survey was considered a success due to the indicative data it yielded as well as its positive effect of advancing VCT as the accepted approach to detecting and managing HIV/AIDS on site. This information can now be used for business planning purposes aimed at understanding and managing the cost impacts of the pandemic on the Company through future trends in absenteeism, shift losses, claims for death and disability payouts and the incidence of HIV related opportunistic infections among the workforce.

testing facilities and to focus on encouraging employees to be aware of their HIV/AIDS status.

Anti-Retroviral Therapy (ART)
The Lonmin ART programme has presented some excellent results since inception in January 2004. To date, 898 persons have been offered treatment on the programme and we have exceeded our target of having 550 patients on the ART programme by end of the 2006 financial year. The challenge remains to monitor and manage the number of patients that voluntarily discontinue treatment, through active follow-up and counseling. Currently each year around 12% of patients that enter the programme have voluntarily discontinued treatment.

Tuberculosis (TB)
Early identification of employees with TB is essential in preventing the spread of this opportunistic disease. In addition to an annual medical examination and chest X-Ray, we routinely screen high-risk groups of employees for TB, namely those that have tested positive for HIV and those that share living quarters with a newly-diagnosed TB patient. Once a patient has been diagnosed with TB they get "directly observed treatment" at the mine clinics for a period of two months, meaning that they report to the clinic daily to take their medication under supervision. This is essential if the development of treatment resistant strains of TB are to be avoided. Patients defaulting from treatment are traced through human resources to their homes where a workplace HIV unit leader or community peer educator will counsel them to resume treatment. We have diagnosed 338 patients with TB during 2006, compared to 288 in 2005.


Counselling session

Human Capital



K3 shaft, Marikana

Our employees are key stakeholders in determining the success of our business. Our human resources objective is to attract, develop and reward people who subscribe to the Lonmin Values, to invest in their development and to reward them for high performance. Against the backdrop of continued strong demand for scarce mining skills, we have initiated a number of programmes and projects to retain staff and ensure sustainable access to the broad range of skills necessary for us to grow our business.

Demographic Profile

We employed a total of 30,736 people during the year. Of these 23,804 were permanent employees and 6,932 contractors. Our workforce remains mainly South African with nearly half locally recruited employees. A notable feature of our workforce is that 23% continue to be nationals from the surrounding countries, principally Lesotho and Mozambique.

Group labour turnover in 2006 (permanent employees)

New engagements/recruitments	1,424
Resignations	(363)
Deaths (not work related)	(231)
Dismissals	(887)
Retirements	(80)
Retrenchments	(133)

In line with our Human Rights Policy, which sets out our support for the principle of freedom of association, Lonmin continues to engage with all representative unions among its workforce. In South Africa some 73% of our permanent employees are members of registered unions as detailed in the table to the right.

Membership of recognised unions and associations as at 30 September 2006.

	%	Number
NUM	64.0	15,300
Solidarity	1.7	406
UASA	4.0	962
Other unions	3.4	817
Non-unionised	27.0	6,319

Legal strikes, or the threat thereof, by recognised trade unions are a legitimate instrument of employer/employee engagement and relations with organised labour have remained positive. We have a formal grievance procedure and 21 claims were submitted to the Commission of Conciliation, Mediation and Arbitration of which 14 were resolved in the Company's favour. The New Era Labour Agreement that was signed in 2005 paid out R22 million of bonuses in the year or around 2.6% of an average underground team member's annual basic wage. Lonmin faced no significant industrial action in 2006 and we lost 0.2% of our total man days due to minor work stoppages.

Diversity and Opportunity

Lonmin supports the principle of equal opportunity for all and our support for the objectives of the Mining Charter and the South African Employment Equity Act is set out in the table on pages 10-12.



Underground training centre, Marikana

Employee Development
ABET remains a national priority in South Africa and an integral part of our business strategy. Our business language is English and we believe that functional literacy is the foundation necessary for all our employees to work safely, develop their skills and realise their potential, Currently, we estimate 48% of our workforce to be functional literate and numerate. We are committed to providing every employee the opportunity to undertake literacy and numeracy courses by 2009, and to equip all employees with at least a ABET level 1 qualification. In 2006, 1,681 candidates attended the ABET course.

Housing
We continue to provide hostel accommodation and catering to some 8,000 employees, the majority of whom are migrant workers. The company has committed to convert all hostel accommodation into family accommodation within 5 years and to withdraw from being a provider of accommodation to its employees. Housing provision is based on a partnership with financial institutions and local government to facilitate the provision of adequate land for the construction of residential units on extensions of existing towns. To this end, we have agreed a partnership with Rand Merchant Bank which will allow us to deliver 6,000 new employee homes over a five year period.

A total of 2,000 residential, serviced stands were proclaimed during 2006 in Marikana extension 2, with 300 residential units already constructed. Converting the hostels to family units will not take the shape of simple de-densification, but where necessary include the demolition or construction of flats to expand accommodation options near existing, established communities.

Currently we provide catering for employees living in hostels. We continue to monitor the menu for calorific and nutritional values to maintain the desired balance between proteins, carbohydrates and vitamins, and seeks ways to improve nutrition and the training of kitchen staff until all hostels have been converted.

Human Rights
South Africa is a signatory to the UNHDR, which in turn is reflected in the country's Constitution. Lonmin has incorporated its support for the principles of the Declaration into its Code of Business Ethics. Apart from the normal channels of reporting unethical or questionable behaviour through management, independent whistle-blowing channels exist for our stakeholders.

Our workforce, suppliers, contractors and their employees are regularly informed and reminded of the existence of these reporting channels and are briefed on how to report breaches of our ethical code, corporate values, and alleged incidences of bribery or corruption.

Training programmes on human rights form part of the induction training for all staff. Human rights-related modules form part of the Lonmin security staff overall training, covering topics such as procedures for search, arrest and charging, the taking of urine samples for drug tests, and interaction with public and private security providers. All security staff, including contractors have received this training.

Community



Archbishop Emeritus Desmond Tutu visits the site of the new Wonderkop Clinic

Our operations have social, environmental and economic impacts in the communities and regions that host them. We are committed to building trusting relationships with these communities to a point where our presence is valued and seen as a benefit to the local community. Our relationships are characterized by mutual respect, active partnership and long term commitment to ensure a sustainable future for communities, both during the life of mine and post closure.

Performance 2006

2006 can be described as a turning point for Lonmin's *community engagement* and development initiatives. Not only was the Lonmin Development Trust transformed to respond to the challenges facing our communities, but we also had breakthrough results with the community transformation process, commonly referred to as the Lentswe process. The community perception survey presented us with an unbiased assessment of the success of our work over the past two years and we will continue to build on the projects to deliver on our commitments.

Changing the face of the LDT

The Lonmin Development Trust, established in 2003, is Lonmin's social development arm with the vision to create partnerships with the communities that host our operations, building thriving communities that live in harmony and supporting the South African national sustainability ambitions. Our programmes are designed to create distinctive solutions in sustainable community development through partnerships and are aligned with Lonmin's vision, the South African government's ambitions and community needs.

Since 2004, Lonmin has been committed to allocate around 1% of its pre-tax profits (rolling 3 year average basis) for community development.

We achieved this target again this year with a US$2.8 million spend on various community development initiatives. Our main areas of spending were business development and education.

Community spend – 2006



15%
14%
60%
5%
1%
2%
1%
2%
Business development
Environment
Education
Sports, art and culture
Health and wellness
Discretionary spend
Safety and security
Administration

Prioritising needs

Through the annual stakeholder perception survey, key findings provided insight into the challenges facing our communities. These included inter alia, extreme poverty, unemployment, inadequate basic infrastructure, access to health facilities and *education*. These issues have been addressed through specific targets that the community has identified and prioritised as needs in the fields of education and skills development, health and environment, safety and security, sports and culture and most importantly sustainable economic development.

Integrating life-skills through the Eco-Schools programme

Lonmin commenced the implementation of the Eco-Schools Programme in 2005 in 5 GLC Schools. The Eco-School Programme is an international programme aimed at integrating environmental and life skills aspects into the normal school curriculum. The programme empowers educators and learners to implement environmental policies, not only at school level, but to extend the learning beyond the classroom, by developing responsible attitudes and commitment both at home and in the wider community.

During the first year of implementation, educators have made enormous progress in understanding the principals and aims of the programme. Through monthly workshops, schools have been supported in establishing water-wise food gardens, school greening projects, health and safety campaigns and resource management programmes.

Celebrating dedicated Environmental and Human Rights Days, such as Water Week, World Food Day and Youth Day, is an activity that schools embrace. During Arbour Week, a 100 trees were planted, while 10 citrus trees were planted supporting the water-wise food gardens and 10 indigenous trees were planted as part of the "School Greening" project at each participating Eco-School. Awareness campaigns, highlighting the value of trees for food, shelter, soil conservation and carbon sequestration were launched.

During his visit to the GLC, Archbishop Emeritus Desmond Tutu visited Rekgonne-Bapo Special School and blessed the school, learners, educators and parents. The school has embraced the Eco-Schools Programme and will be awarded their "Green Flag" and "Eco-School status" in November 2006. The school has developed very productive food gardens that are water-wise and organic, and supplement their feeding scheme for needy and/or orphaned learners. Parents who are unable to contribute financially tend the gardens on alternate days in lieu of school fees.

Based on these successes, Lonmin aims to extend the Eco-Schools programme to more schools in 2007, to ensure that the GLC school children grow up in a culture of responsible care for the environment.

Specific projects were identified under each area and working groups, consisting of community members and Lonmin employees have already delivered on these targets as summarised below:

Education, training and skills development
- Winter School programme offering special tuition in Maths, Science, Accountancy and English for 480 learners
- Learnerships, bursaries and scholarships in the community

Health and Environment
- Building a new 24 hour health clinic at Wonderkop
- Implementing the Eco-schools Programme in 5 schools in the GLC
- "Project Mission Vision" eye testing of GLC school children and providing spectacles to those with impaired eye sight

Safety and Security
- Installation of two Apollo lights in each of the GLC's 7 communities
- Encouraging community enrollment in community policing forums

Sports, Art and Culture
- Lonmin Super 16 Soccer Tournament involving 650 learners from the GLC schools

Employment
- Developing two recruitment centers within the community and successfully placed approximately 900 local community members in jobs with Lonmin

Small Medium and Micro Enterprise Development
- Implementing a "mentorship programme" involving larger vendors adopting smaller companies for the purpose of mentoring and business skills transfer


ECO-SCHOOL

Eco-school: Rokgonne-Bapo Special School



Lonmin Development Trust art project

Creating a joint future through Lentswe
Key to the success of any community development programme is the involvement of all stakeholders to ensure the necessary ownership required for long-term success. In 2005, we realised that this was a specific shortcoming in our approach and developed a community engagement programme, known as the Lentswe process, a Tswana word for "voice". A highlight this year was the design of the Lentswe Charter, a common vision that was created by the community, Lonmin management and the LDT. The Lentswe Charter articulates the vision, mission and values that will guide development in the community to the year 2040 and focuses on sustainability, leadership, cooperation and ownership.

An outflow of the Lentswe process was the identification and training of a number of candidates, recruited from the local community, to participate in a life and business skills programme. Eight programme graduates are participating as breakthrough development trainers within the LDT.

Rural Development
In our on-going partnership with TEBA Development, we are continuing to provide funding for projects in key historical labour-sending areas to improve the quality of life of communities in Lesotho, Mozambique and the Eastern Cape. These projects aim to improve the lives of retrenched mineworkers and their surrounding communities. In partnership with other mining companies we co-funded the mentoring of 2,228 livestock farmers in the Mafeteng District in Lesotho to improve the quality and quantity of their wool production. In South Africa's Eastern Cape 4,658 farmers were trained in the more efficient use of seed, improved fertilizer use and were exposed to the growing of different food crops.

We also continued our partnership with AngloGold Ashanti to support the annual refurbishment of 300 water boreholes for rural villages in Lesotho. As a result of the project, which has been running since 2001, more than 22,480 households have gained reliable access to safe water, and a similar project started with our support in Mozambique in 2002 has seen about 7,200 households, schools and rural clinics benefit from access to safe water and repaired pumps.

Limpopo
During the year the LDT also considered various options for integrating the Limpopo operations into its activities. While a plan is being defined it would appear that given the complex community structures in the area and the difficult relationships between various parts of the community and the previous owners, that our community development work will be handled separately at Limpopo.

Environment



Middlekrall Dam, Marikana

Our strategic goal for 2010 is to cause zero permanent harm to the environment and to be recognised as an industry leader in environmental management. We believe that effective environmental performance encourages greater efficiencies and higher standards of performance at our operations and minimises risks to our business, contributing directly to our long-term success.

The Environmental Centre of Excellence, comprising a group of 5 environmental specialists is responsible for designing the Company's environmental strategy, setting standards and developing guidelines and procedures to ensure standardisation across the Group. The Lonmin Charter, SHEC Policy and SHEC Management Standards provide the governance framework for environmental management and the line managers at the EBIT units are accountable for managing the environment through the SHEC Management Standards and the ISO 14001 management system.

Compliance

Legal compliance is measured annually through external audits and performance assessments of Environmental Management Plans. The annual third-party legal compliance audit for 2006 has presented findings that relate to the separation of clean and dirty water, infrastructure within the 100 year flood line, violation of general waste management procedures and exceedances in dust fall limits at Marikana and Limpopo. The findings also included non-compliance due to delays in government approval processes and changes in legislation.

We continue to endorse the regulatory framework of host countries as a minimum operating requirement.

No environmentally related legal actions were brought against the company or its operations and no penalties or fines were paid.

Management Systems

The SHEC Management Standards provide the baseline for all our system requirements. All sites have ISO14001 certification, with the exception of the newly formed Shared Business Services Unit and our newly acquired Limpopo operation. Both these operations are in the process of ISO 14001 implementation to obtain certification by September 2007. Ongoing training and awareness on the benefits of sound environmental management remains a key. Training consists of an induction module, ISO 14001 awareness training, senior management training on legislation and specialist training on various topical issues facing the Company. The environmental module of the induction training will be reviewed with the aim on standardisation for the Group during 2007.

Incident reporting is mandatory at all our operations as this is an indicator that our systems are functioning optimally, generating data with integrity and creating appropriate rectifying or remedial responses. Level three, and higher rated incidents are reported to the Risk and SHEC Committee. Two level three incidences (see glossary for definition) were reported during 2006 as detailed in the table.

Incidents in 2006

January 2006	**Rowland corner sump overflow to environment** Frequent discharge of effluent from the Smelter Complex into a sump that overflows to the environment and ends up in the Maretlwane Stream.
February 2006	**Karee sewage plant discharge to Brakspruit river** As a result of heavy rains storm water collected against the berm wall. Water was forced back into the Sewage Plant, subsequently resulting in a power failure. The quantity of water collating within the area of the Sewage Plant increased, causing all sewer and effluent within the sewage ponds to overflow. A decision was then made to break the berm wall to allow the build up of effluent water to escape into the Brakspruit contravening the National Water Act and the conditions of the permit of the Plant.



©Johnson Matthey



©Johnson Matthey

Autocatalysts

Materials stewardship

We completed a "cradle-to-gate" life cycle assessment (LCA) study for PGMs in 2005 and followed that up with a "cradle-to-grave" life cycle assessment on Platinum, Palladium ad Rhodium in 2006. The aim of the LCA study was to obtain a better understanding of the material and waste flow in order to set future continual improvement targets on eco-efficiencies for water, energy, hazardous material and emissions. Platinum's unique catalytic abilities are utilised to clean exhaust gases, while its resistance to corrosion and ability to withstand high temperatures means that products containing PGMs are more durable, resulting in less waste. At present, more than 90% of new vehicles produced in the world are fitted with autocatalysts. Platinum is also at the forefront of technology to produce power with limited direct emissions. Fuel cells produce power without the combustion of fossil fuel and as such do not emit toxic gases. Furthermore, PGMs are recyclable, and their high relative value encourages their recovery from spent equipment. Up to 90% can be recovered when appliances containing PGMs reach the end of their life. The largest quantity of supply of recycled PGMs comes from the recovery of metal from spent autocatalysts.

Water

We continue to seek ways in which we can improve the efficiency of our water usage and the reduction of our impact on the region's freshwater resources. We do not draw water directly from groundwater sources for operational use at Marikana, but instead source it from the regional water utility. At Limpopo we draw water from a well field. Total freshwater intake for primary activities for the Group was 10.8 million m^3, comprising 9.8 million m^3 for Marikana (see graph for comparable data) and 1 million m^3 for Limpopo. The efficiency for operational use for the Group was calculated at 3.9 m^3/PGM oz, which shows an increase compared to 2005. Excluding the impact of Limpopo the increase year on year is 5%. With regards to the target for 2007 of a 10% efficiency improvement that was set in 2003, a 4% improvement has been achieved.

A further initiative aligned with this target is the zero uncontrolled surface discharge policy that was adopted in 2005. Progress achieved during the year under this policy contributed to the continuous upgrade of recycling systems by:

- focusing on the separation of clean and dirty water through property-wide storm water management plans by including, increasing the storing capacity of grey water holding facilities; and
- upgrading dysfunctional or under-designed waste water treatment plants into a series of centralised waste water treatment plants. A major feature of the plant upgrade is the ability of the new facilities to convert the sludge into compost. This, in some instances, will be mixed with other organic wastes generated on site or with wood chips for utilisation on the tailings dams to enhance vegetation establishment and growth.

Freshwater intake at Marikana operations


12
11
10
9
8
7
6
million m³
6.0
5.8
5.6
5.4
5.2
5.0
m³/PGM oz
5.2
5.7
5.6
5.8
9.1
9.6
9.5
9.8
2003
2004
2005
2006
Rand water use
Eco-efficiency per PGM oz

Elandsdrift Stream diversion: Benefiting from previous experience

During 2002, exploration indicated substantial shallow reserves on both sides of the Elandsdrift Stream at the Markana operations. The non-perenial Elandsdrift Stream, forms part of the Maretlwane River in the Crocodile River Catchment originating some 12 kilometers south of the mine workings in the Magaliesberg and draining into a series of dams north of the mines. Lonmin was able to point to the success of its rehabilitation efforts at a previous diversion where water quality and catchment yield had not been affected despite several flood events during 2000 and 2001. Based upon these inputs Lonmin was granted permission to proceed with the temporary diversion of the Elandsdrift Stream over a length of 290 meters. Between 2003 and 2005 opencast mining through the stream took place mainly during the dry season as this limited water volumes in the stream and reduced the potential for water seepage into the active pit workings.

Stockpiles of excavated materials and soils for the final rehabilitation were placed in such a way as to minimize the impact of silt in surface water run-off. Once mining ceased, the subsurface soils were replaced as they occurred in situ, with the deeper lying material of the open pit compacted by frequent traversing of trucks and graders to minimize subsidence subsequent to rehabilitation. Suitable overburden material was then placed at an average thickness of two meters and compacted. The disturbed area which included the diversion and immediate riverine vegetation zone was reshaped to imitate pre-mining topography to prevent erosion and to facilitate smooth run-off from the rehabilitated surfaces. Finally, the channel of the Stream was reshaped at the entrance to, and exit out of, the altered streambed with waste rock cladding to inhibit erosion. Larger bolders were placed into the stream bed at key locations to disperse water flow and velocity. Third party audits were carried out at key stages of the rehabilitation to ensure adherence to project standards.

During 2007 the site will be vegetated, settling of the soils and the growth of vegetation monitored and a programme to manage invader plants implemented. Stability inspections will form part of the ongoing environmental monitoring and auditing programme over the next three years.

We continue to sample 130 surface and 209 ground water monitoring points on a monthly and quarterly basis respectively and use the data to continuously assess our impact on the receiving water bodies due to surface discharges and seepage from waste sources. Coupled with seasonal biomonitoring reports and annual groundwater modelling, we are comfortable that we have adequate controls in place to monitor the risk that our operations pose on the receiving environment.

In 2005, we reported on the ground water contamination that occurred at the PMR, due to a leaking liner in the acid dams. In consultation with the authorities, it was decided to conduct a tier-two risk assessment to determine the ecological and health impact on the stream, if the zinc and chloride "plume" reach the river in an estimated 150 years. We have also investigated various options for remediation and presented this to the authorities for approval.

During 2005, we commenced with an environmental and socio-economic impact assessment to convert water registered for agricultural use to industrial use. These water rights were acquired through land acquisitions but were of no value to the operations. After a comprehensive stakeholder engagement process, where concerns, mainly from the local farming community, were raised, the assessment was submitted to the relevant government departments for approval.


Elandsdrift stream diversion

Environment

Energy used at Marikana operations


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
TJ
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
GJ/PGM oz
3.2
5,655
4.1
6,839
3.5
5,813
4.1
6,881
2003
2004
2005
2006
TJ
Eco-efficiency per PGM oz

Energy profile at Marikana operations


13%
1%
1%
7%
78%
Fuels
Industrial fuel oil
Gas
Coal
Electricity

Greenhouse gas emissions at Marikana operations


1800
1600
1400
1200
1000
800
600
400
200
Kilotonnes CO_2-e
1.0
0.75
0.50
0.25
0
Tonne CO_2-e/PGM oz
0.67
1,185
0.92
1,540
0.89
1,489
0.97
1,644
2003
2004
2005
2006
CO_2-e emitted
Eco-efficiency per PGM oz

Energy and Greenhouse Gas (GHG) Emissions
Our response to the challenge posed through climate change continues to focus on energy efficiency. As a member of ICMM, we are aligned with the position paper on climate change and endorse the commitments made on our behalf. We have adopted the Greenhouse Gas Protocol Initiative to report emissions and set targets in 2003 to reduce GHG per unit of production by 5% by the end of financial 2007 and reduce energy use per unit of production by 10% over the same period. Our greenhouse gases are calculated from the direct and indirect fossil fuels that are consumed and are expressed as CO_2 equivalents (CO_2-e). We produced 1644 kilotonnes of CO_2-e in the year.

Total energy use for operational purposes for the Group was 7,384 TJ, comprising 6,881 TJ for Marikana (see graph for comparable data) and 503 TJ for Limpopo. The efficiency for the Group was calculated at 4.1 GJ/PGM oz. We realize that with the current expansion projects, the target for 2007 to reduce energy consumption by 10% might not be achieved and we have set an interim target to have energy efficiency plans in place for each business unit by September 2007.

Electrical energy is purchased from the national grid and accounted for as an indirect energy source while fossil fuels burned on-site and by our vehicle fleet, transporting concentrate to the refineries are regarded as direct energy sources. The transportation of products from suppliers and employees living off-site are excluded. Although mining and refining is energy intensive, we continue, in collaboration with South Africa's national electricity supplier, ESKOM, to explore opportunities to further improve energy efficiency. Lonmin is also investigating options that would allow it to benefit from the opportunities offered to organisations implementing green house gas reduction, or cleaner development mechanism projects. Initial results are encouraging and we expect to report quantifiable achievements next year.

Air quality
We continue to monitor and manage the adverse impacts of our operations on ambient air quality based upon the data generated by our air quality monitoring network located both on-site and in the adjacent communities. This monitoring network which comprises total inhalable particulate monitors, SO_2 analysers, dust-buckets and passive badge samplers, enable modeling of fugitive SO_2 emission, total suspended particulates and total inhalable particulates.

The average sulphur dioxide emissions from the smelting process for 2006 were recorded at 7.4 tonnes per day, well in the specification limits of 8.3 tonnes per day stipulated in the permit. While the sulphur fixation plant at the Smelter continues to remove SO_2 gas effectively to below legally required levels, the presence of SO_3, acid mist and dust continues to make the Smelter stack emissions highly visible. Investigations into options for complete SO_3 removal were initiated during 2005 and a pilot project will be tested during 2007.

The new National Environmental Management Air Quality Act was introduced in South Africa in September 2005. While the previous legislation, which focused on point-source emissions, remains partially in force, the new Act legislates ambient average concentrations measured at specific intervals. Lonmin received its new permit under the Act in August 2006. The new permit requires improved control of fugitive emissions and will be addressed in a phased approach. This seeks to first capture the fugitives through a network of hoods and extractor systems, then measure and quantify these emissions so that the effect on ground level concentrations can be determined through modelling. Once this is accomplished, appropriate treatment options will be investigated.

During 2005, we reported on the project that was undertaken to reduce the ambient dust levels caused mainly due to dust liberation from dormant tailings impoundments. The methodology was improved and rolled out to other dormant dams across the Marikana property, to such an extent that all our dormant dams are now revegetated. Revegetation varies from a combination of indigenous grass species to pilot plots with test crops to assess the soil capability for post closure land use. We have further implemented methodologies, such as overhead irrigation systems, to successfully suppress dust from the operational dams. These measures proved highly successful as no community complaints on dust were received during the year. Beyond the tailings dams, heavy vehicle traffic on unpaved roads on our property has been identified as the principal source of localised dust release. As many of the unsurfaced roads on our Marikana operation are public roads our ability to impose dust suppression measures is constrained. A Six Sigma project is currently being conducted to identify particular areas where management intervention could realize in a reduction in ambient dust levels.



Opencast rehabilitated land

Waste
We do not produce, transport, import or export any waste categorised as hazardous under the terms of the Basel Convention. We also do not make use of any outside source of waste material in the mining, and processing of PGMs.

Those wastes classified as hazardous by South African legislation continue to be disposed of through registered third parties to registered disposal sites. As part of the processing of ore, significant amounts of mineral wastes are generated and placed in waste rock dumps and tailings impoundments. Other than these mineral wastes, the principal waste product by volume, is calcium sulphite generated at the Smelter's sulphur fixation plant as a by-product of preventing sulphur dioxide from being vented to atmosphere. To date this material had either been disposed of at a hazardous waste facility or in temporary holding dams on site. Due to the costs associated with disposal to a registered hazardous waste site, we commissioned research into alternate disposal or re-use options for this material. This year the most feasible option appeared to be the backfilling of defunct mine areas. A pilot project to dispose of the calcium sulphite binder-mix by backfilling was initiated during the year and approval was obtained from the relevant government authorities to proceed.

A Six Sigma project launched in 2005, together with a waste audit undertaken in May 2006 showed that waste measuring systems required improvement. To date waste volumes taken to landfill had been estimated visually based upon container numbers and this was no longer considered sufficiently accurate. The situation was compounded by our simultaneous use of four separate waste sites in the Marikana area. During 2006 the decision was taken to reduce the number of permitted landfill sites operated by the Marikana operations from four to one. The installation of a weigh bridge facility at the remaining site will ensure the most accurate methodology of quantifying waste generation. With waste stream separation operational at the Marikana operations and the disposal of general wastes now restricted to the Mooinooi landfill site recycling opportunities will be further enhanced through centralised waste sorting and recycling at Mooinooi which will create employment opportunities for the community.

The remaining three sites have been placed on care and maintenance and will be monitored for dust generation or potential seepage until such time that we require the space.

Land stewardship and Biodiversity conservation
Our focus this year was on compiling a spatial plan of on-site infrastructure combined with a biodiversity sensitivity study and cultural and heritage resources survey. Our focus for 2007 is to commence with the development of an integrated landscape level guideline document for the Marikana site that will consider land capability, land use, surface infrastructure, biodiversity sensitive areas, cultural sites, housing developments, future mining plans, encroachment of adjacent communities and continuous rehabilitation of impacted land. We currently have 10,630 hectares under management at the Marikana operations of which 2,914 hectares are categorised as natural area. We rehabilitated 206 hectares of the opencast mining operations at Marikana during 2006.

We endorse the ICMM principle on biodiversity conservation and realise that biodiversity is a business risk which requires active management. As part of each site land management plan, vulnerable or threatened species were identified and management or protection strategies such as invader plant management programmes put in place. We also participated in the development of the ICMM's Good Practice Guidance for Mining and Biodiversity . We do not operate in a biodiversity sensitive area, except for our exploration operation in Gabon, where part of the reconnaissance permit for drilling in the Monts de Cristal area, falls within the Monts de Cristal National Park. We are currently conducting a socio-economic and environmental impact assessment to ensure that our activities have no permanent impact on the social structures, biodiversity or the image of the National Parks Authority. Consultation with government institutions and NGOs in this regard is key and we will only commence activities once approval has been received. We further believe that through partnerships with specialist groups and NGOs, we can contribute to the long-term sustainable development of the country, by providing alternative economic development opportunities.

Rehabilitation of Vlakfontein

Vlakfontein is situated close to Pilanesberg in the North West Province of South Africa and used to be an operational nickel mine. We acquired the Vlakfontein property in the late 1980's with the intention of utilising the sulphide materials present there in our smelting process. An intention that never came to fruition. During 2004, we became aware that the land in its current state posed an environmental liability and reputational risk. A further concern was the safety risk to land users and communities, due to open shafts. A project was launched to assess the extent of environmental degradation with regards to soil contamination, ground water contamination, surface water contamination, air pollution and biodiversity. The study revealed serious soil contamination due to a partially collapsed tailings impoundment, oxidisation of waste rock piles and run-off from contaminated areas due to storm water events. Soil, ground and surface monitoring programmes were launched to establish baseline data that could be used in the future to indicate the effectiveness of rehabilitation programmes. During the year a decision was made to prepare the site for interim closure, resources were made available to the value of R12 million and the rehabilitation programme commenced in May 2006. The rehabilitation project has included the following interventions:

- Closure of 27 shafts varying in depth from 20 to 60 metres;
- Relocation of owls resident in the shafts to owl-houses; and
- Removal of oxidised waste rock piles to the tailings.

Impoundment

- Treatment of surface areas with lime to buffer the effect of oxidised stock piles;
- Capping of the tailings impoundment with bentonite to prevent penetration of stormwater;
- Hessian layer covering for the tailings impoundments, containing nine indigenous and endemic grass species, to both prevent dust liberation and encourage revegetation; and
- Construction of berms to direct surface water run-off away from the tailings impoundment.

Our aim is to complete the project in January 2007. After this an ongoing monitoring programme will determine whether further intervention is necessary. The rehabilitation of Vlakfontein is an excellent example of the effectiveness of our risk control processes as well as testimony to our commitment to Zero Harm.



Groundwater monitoring at Vlakfontein

Mine closure

We have compiled closure plans for all our operational sites and submitted those to government authorities for approval. Financial closure provision is determined, based on a 40 year life of mine and funds are annually contributed to the Lonmin *Platinum* Rehabilitation Trust Fund. Although the remainder will, in terms of South African law, be provided for in annual contributions of equal amounts, we have in place a bank guarantee to satisfy the Department of Minerals and Energy requirement to cover the shortfall in the Fund. In terms of South African law the Trust Fund is operated as a separate legal entity and the various departments at Lonmin are actively working to put in place projects and operational procedures that could result in reductions of this total liability over time.

Our 2006 Sustainability Reporting Against GRI Indicators

Indicator		Reported	Page
Vision and Strategy			
1.1	Statement of the organisation's vision and strategy regarding its contribution to Sustainable Development	Yes	1
1.2	Statement from the CEO (or equivalent senior manager) describing key elements of the report	Yes	1
Profile			
2.1	Name of reporting organisation	Yes	1
2.2	Major products and/or services, including brands if appropriate	Yes	4
2.3	Operational structure of the organisation	Yes	4
2.4	Description of major divisions, operating companies, subsidiaries and joint ventures	Yes	4
2.5	Countries in which the organisation's operations are located	Yes	4
2.6	Nature of ownership; legal form	Yes	4
2.7	Nature of markets served	Yes	4
2.8	Scale of the reporting organisation	Yes	4
2.9	List of stakeholders, key attributes of each, and relationship to the reporting organisation	Yes	8
2.10	Contact person for the report, including email and web addresses	Yes	Inside front cover
2.11	Reporting period for information provided	Yes	1
2.12	Date of most recent previous report	Yes	1
2.13	Boundaries of report and any specific limitations on the scope	Yes	4
2.14	Significant changes in size, structure, ownership, or products/services that have occurred since the previous report	Yes	4
2.15	Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations	Yes	4
2.16	Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g. mergers/acquisitions etc.)	Yes	4
2.17	Decisions not to apply GRI principles or protocols in the preparation of the report	Yes	4
2.18	Criteria/definitions used in any accounting for economic, environmental and social costs and benefits	Yes	4
2.19	Significant changes from previous years in the measurement methods applied to key economic, environmental and social information	Yes	4
2.20	Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report	Yes	4
2.21	Policy and current practice with regard to providing independent assurance for the full report	Yes	
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including fatality-specific information (if available)	Yes	4
Management systems			
3.1	Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation	Yes	5
3.2	Percentage of the Board of Directors that are independent, non-executive directors	Yes	5
3.3	Process for determining the expertise Board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities	Yes	5
3.4	Board-level processes for overseeing the organisation's identification and management of economic, environmental and social risks and opportunities	Yes	6
3.5	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g. environmental performance, labour practice)	Yes	6
3.6	Organisational structure and key individuals responsible for oversight, implementation and audit of economic, environmental, social, and related policies	Yes	6
3.7	Mission and value statements, internally developed codes of conduct or principles, and policies relevant to economic, environmental, and social performance and the status of implementation	Yes	5
3.8	Mechanism for shareholders to provide recommendations or direction to the Board of Directors	Yes	8
3.9	Basis for identification and selection of major stakeholders	Yes	8
3.10	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	Yes	8
3.11	Type of information generated by stakeholder consultations	Yes	8
3.12	Use of information resulting from stakeholder engagements	Yes	8
3.13	Explanation of whether and how the precautionary principle is addressed by the organisation	Yes	25
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes, or which it endorses	Yes	7
3.15	Principal memberships in industry and business associations, and/or national/international advocacy organisations	Yes	7
3.16	Policies and/or systems for managing upstream and downstream impacts including: – supply chain management as it pertains to outsourcing and supplier environmental and social performance; and – product and service stewardship initiatives	Yes	8
3.17	Reporting organisation's approach to managing indirect economic, environmental and social impacts resulting from its activities	Yes	13
3.18	Major decisions during the reporting period regarding the location of, or changes in, operations	N/A	4
3.19	Programmes and procedures pertaining to economic, environmental and social performance including discussion of: – priority and target setting; major programmes to improve performance; internal communication and training; performance monitoring – internal and external auditing; senior management review	Yes	25
3.20	Status of certification pertaining to economic, environmental, and social management systems	Yes	25
Economic			
EC1	Net Sales	Yes	13
EC2	Geographic breakdown of markets	No	
EC3	Cost of all goods, materials and services purchased	Yes	13
EC4	Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements	No	
EC5	Total payroll and benefits broken down by country or region	Yes	13
EC6	Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any areas of preferred dividends to be disclosed	Yes	13
EC7	Increase/decrease in retained earnings at end of period	Yes	13
EC8	Total sum of taxes of all types paid, broken down by country	Yes	13
EC9	Subsidies received broken down by country or region	N/A	
EC10	Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group	Yes	13; 24
EC11	Supplier breakdown by organisation and country	No	
EC12	Total spent on non-core business infrastructure development	Yes	13; 24
EC13	The organisation's indirect economic impacts	Yes	13
MM1	Revenue captured, managed and distributed	Yes	13
MM2	Values added disaggregated to country level	Yes	13

Our 2006 Sustainability Reporting Against GRI Indicators

Indicator		Reported	Page
Environmental			
EN1	Total materials used other than water, by type	No	
EN2	Percentage of materials used that are wastes from sources external to the company	Yes	29
EN3	Direct energy use segmented by primary source	Yes	28
EN4	Indirect energy use	Yes	28
EN5	Total water use	Yes	26
EN6	Location and size of land owned, leased, or managed in biodiversity rich habitats	Yes	29
EN7	Description of major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments	Yes	29
EN8	Greenhouse gas emissions	Yes	28
EN9	Use and emissions of ozone-depleting substances	Yes	28
EN10	NOx, SOx, and other significant air emissions by type	Yes	28
EN11	Total amount of waste by type and destination	Yes	33
EN12	Significant discharges to water by type	Yes	25
EN13	Significant spills of chemicals, oils and fuels in terms of total number and total volume	No	
EN14	Significant environmental impacts of principal products and services	Yes	26
EN15	Percentage of the weight of products sold that is reclaimable at the end of the product's useful life and percentage that is actually reclaimed	Yes	26
EN16	Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues	Yes	25
EN17	Initiatives to use renewable energy sources and to increase energy efficiency	Yes	28
EN18	Energy consumption footprint of major products	No	
EN19	Other indirect energy use and implications, such as organisational travel, product lifecycle management, and use of energy-intensive materials	No	
EN20	Water sources and related ecosystems/habitats significantly affected by use of water	No	
EN21	Annual withdrawals of ground and surface water as a percentage of annual renewable quantity of water available from the sources	No	
EN22	Total recycling and use of water	No	
EN23	Total amount of land owned, leased, or managed for production activities or extractive use	Yes	29
EN24	Amount of impermeable surface as a percentage of land purchased or leased	No	
EN25	Impacts of activities and operations on protected and sensitive areas	Yes	29
EN26	Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored	Yes	29
EN27	Objectives, programmes and targets for protecting and restoring native ecosystems and species in degraded areas	Yes	29
EN28	Number of IUCN Red Data List Species with habitats in areas affected by operations	Yes	29
EN29	Business units currently operating or planning operations in or around protected or sensitive areas	Yes	29
EN30	Other relevant indirect greenhouse gas emissions	No	
EN31	All production, transport, import, or export of any waste deemed hazardous under the terms of the Basel Convention (Annex 1-3, 5)	Yes	28
EN32	Water sources and related ecosystems/habitats significantly affected by discharges of water and run-off	Yes	27
EN33	Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems section	No	
EN34	Significant environmental impacts of transportation used for logistical purposes	No	
EN35	Total environmental expenditures by type	No	
MM23	Total amount of land owned, leased and managed for production activities or extractive use	Yes	29
MM3	Biodiversity action plans – sites that requires, percentage of sites with plans, criteria for plan, key components in plan	Yes	29
MM4	Percentage of materials derived from secondary materials	Yes	29
MM5	Materials stewardship – policies for assessing eco-efficiencies and sustainability attributes	Yes	26
MM6	Large volume mining and mineral processing waste – approach to management of overburden, rock, tailings and sludges	Yes	28
Social			
LA1	Breakdown of workforce, where possible, by region/country, status, employment type and by employment contract. Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country	Yes	20
LA2	Net employment creation and average turnover segmented by region/country	Yes	20
LA3	Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically OR percentage of employees coveredby collective bargaining agreements broken down by region/country	Yes	20
LA4	Policy and procedures involving information, consultation and negotiation with employees over changes in the reporting organisation's operations (e.g. restructuring)	No	
LA5	Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on recording and Notification of Occupational Accidents and Diseases	Yes	16
LA6	Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees	Yes	16
LA7	Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers)	Yes	15
LA8	Description of policies/programmes on HIV/AIDS for the workplace and beyond	Yes	18
LA9	Average hours of training per year per employee by category of employee	No	
LA10	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring	Yes	10
LA11	Composition of senior management and corporate governance bodies (including the Board of Directors), the male/female ratio and other indicators of diversity as culturally appropriate	Yes	10
LA12	Employee benefits beyond those legally mandated	No	
LA13	Provision for formal worker representation in decision-making or management, including corporate governance	Yes	5
LA14	Evidence of substantial compliance with the ILO Guidelines for Occupational Health Management systems	Yes	16
LA15	Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements	Yes	16
LA16	Description of programmes to support the continued employability of employees and to manage career endings	No	
LA17	Specific policies and programmes for skills management or for life long learning	Yes	21
HR1	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results (security personnel complies with Human Rights principles) – security incidences	Yes	5
HR2	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contracts	Yes	5
HR3	Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring	Yes	21
HR4	Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring	Yes	20

Indicator		Reported	Page
HR5	Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue	Yes	5;21
HR6	Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring	Yes	21
HR7	Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring	Yes	21
HR8	Employee training on policies and practices concerning all aspects of human rights relevant to operations	Yes	21
HR9	Description of appeal practices including, but not limited to, human rights issues	Yes	20
HR10	Description of non-retaliation policy and effective, confidential employee grievance system (including but not limited to its impact on human rights)	Yes	20
HR11	Human rights training for security personnel	Yes	21
HR12	Description of policies, guidelines and procedures to address the needs of indigenous people	No	
HR13	Description of jointly managed community grievance mechanisms/authority	No	
HR14	Share of operating revenues from the area of operations that are redistributed to local communities	No	
SO1	Descriptions of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	Yes	9
SO2	Description of policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption	Yes	5
SO3	Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions	Yes	5
SO4	Awards received relevant to social, ethical and environmental performance	No	
SO5	Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates	Yes	5
SO6	Court decisions regarding cases pertaining to anti-trust and monopoly regulations	N/A	
SO7	Description of policy, procedures/management systems and compliance mechanisms for preventing anti-competitive behaviour	Yes	5
PR1-PR11 Products		N/A	
MM7	Describe significant incidences affecting communities during the reporting period and grievance mechanisms used to resolve the incidents and their outcomes	Yes	9
MM8	Describe programmes in which the reporting organisation has been involved that addressed artisanal and small scale mining	N/A	
MM9	Describe resettlement policies	No	
MM10	Percentage of operations with closure plans, covering social – including labour transition, environmental and economic aspects. Describe company policy, stakeholder engagement processes, frequency of plan review and amount/type of financial provision for closure.	Yes	30
MM11	Land rights – describe process for identifying local communities' land and customary rights, including those of indigenous people and grievance mechanisms used to resolve any disputes	No	
MM12	Emergency preparedness – describe approach to identifying preparing for and responding to emergency situations affecting employees, communities or the environment, Include a description of the nature of the existing skills, teams who resond to emergency situations, training, drills, review processes and community involvement.	No	
MM13	Number of new cases of occupational disease by type – describe programme to prevent occupational disease.	Yes	16

Data Tables

	Marikana FY 2003	Marikana FY 2004	Marikana FY 2005	Marikana FY 2006	Limpopo FY 2006	Group FY 2006
Economic						
Total number of Employees	20,596	20,900	21,228	–	–	23,804
Total number of Contractors	5,396	5,219	5,306	–	–	6,932
Salaries, Wages, Benefits (US$ million)	205	284	313	–	–	414
Total Procurements Spend (US$ million)	185	352	361	–	–	427
PGMs produced (oz)	1,757,758	1,679,871	1,704,249	1,696,380	113,364	1,809,744
Occupational Health & Safety						
Fatalities	12	8	6	4	2	6
LTIFR (incidents per million hours worked)	20.5	21.1	18.1	12.1	8.0	12.5
NIHL cases compensated	293	414	278	569	1	570
HIV/AIDS						
Number of employees for VCT	–	–	1,615	2,534	702	3,236
Number of patients on ART	–	–	407	564	23	587
Environment						
Total freshwater intake (million m^3/PGM oz)	5.2	5.7	5.6	5.8	8.8	6.0
Energy (GJ/PGM oz)	3.2	4.1	3.5	4.1	4.4	4.1
Greenhouse Gas (CO_2 equivalent/PGM oz)	0.70	0.90	0.90	1.00	1.16	0.98
Waste to Tailings (kilotonne)	12,135	11,099	12,832	14,477	1,042	15,519
Waste to Rock Dumps (kilotonne)	1,374	1,539	1,415	1,120	256	1,376
Hazardous Waste (m^3)	not measured	6,976	4,325	8,954	19	8,973

KPMG's Independent Assurance Report

Introduction

We have performed our independent assurance engagement of the Lonmin Plc (Lonmin) Sustainable Development Report 2006 (the Report), for the year ended 30th September 2006, with respect to the following three areas of the Report:

- 'Selected 2006 Sustainable Development (SD) performance indicators', indicated below;
- Lonmin's compliance with the reporting requirements of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (hereafter, 'the Mining Charter'); and,
- Whether the Report complies with the *'in accordance with'* requirements of the 2002 Global Reporting Initiative (GRI) Sustainability Reporting Guidelines (the 2002 GRI Guidelines).

Our work has been undertaken so that we might state to Lonmin those matters we have been engaged to state in this report and for no other purpose. Accordingly, this report is made in accordance with the terms of our engagement. We do not accept or assume responsibility to anyone other than Lonmin, for our work, for this report, or for the conclusions we have reached.

Responsibilities of Directors

The Directors of Lonmin are responsible for the preparation of the Report and the information and assessments contained within it, in accordance with the 2002 GRI Guidelines; for the identification of material SD issues for inclusion in the Report; for determining the Group's objectives in respect of SD performance and development of appropriate SD indicators; and for designing, implementing and maintaining appropriate performance management and internal control systems from which the reported information is derived.

Responsibility of the Independent Assurance Provider

Our responsibility is to express our conclusions based on our independent assurance engagement, performed in accordance with the International Standard on Assurance Engagements (ISAE 3000) *Assurance Engagements Other than Audits or Reviews of Historical Financial Information*. This standard requires, inter-alia, that the assurance provider complies with the appropriate requirements of the IFAC Code of Ethics for Professional Accountants such that their independence is not compromised and collectively they possesses the specific knowledge, skills and professional competencies relative to the engagement.

Basis of our work and limitations

The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the aspects of the Report that were the subject of our engagement. In making these assessments we have considered internal controls relevant to the company's preparation and presentation of information in the Report, in order to design procedures appropriate for gathering sufficient evidence to determine that the aspects that were the subject of our engagement are not materially misstated or misleading. Our assessment of relevant internal controls is not, however, for the purpose of expressing a conclusion on the effectiveness of the company's internal controls.

Where a limited assurance conclusion is expressed, our evidence gathering procedures are more limited than for a reasonable assurance engagement, and therefore less assurance is obtained than in a reasonable assurance engagement.

We believe that our work performed as set out below provides an appropriate basis for our conclusions, expressed below, for the aspects that were the subject of our assurance engagement.

Selected 2006 SD Performance Indicators

Subject matter and criteria

The SD performance indicators selected by us to be the subject of the assurance engagement were determined by considering Lonmin's key SD risks, identifying those SD indicators considered relevant to management and stakeholder decision-making processes, and our experience of the risks associated with reporting SD performance and the systems and processes in place to mitigate those risks. These are collectively referred to as the 'selected 2006 SD performance indicators'.

a) The 2006 SD performance indicators selected for purposes of expressing reasonable assurance were: Percentage of pre-tax profits spent on community programmes; Fatalities; Total Energy Use, Carbon Dioxide (CO_2) emissions from electricity purchased and CO_2 emissions from fossil fuels; and

b) The 2006 SD performance indicators selected for purposes of expressing limited assurance were: Lost Time Injury Frequency (LTIF); Number of Noise Induced Hearing Loss (NIHL) cases compensated; Sulphur Dioxide (SO_2) Emissions for the Smelting Process; Number of Employees on Antiretroviral Treatment (ART); Employee Voluntary Counselling and Testing (VCT) Uptake and Rand Value of HDSA Procurement.

The internally developed Lonmin Health, Safety and Environmental (HSE) Reporting Guidance, based on the 2002 Sustainability Reporting Guidelines of the Global Reporting Initiative, were used as the criteria for assessing the selected SD performance indicators.

Work performed

Our work consisted of:

- Obtaining an understanding of the systems used to generate, aggregate and report the selected 2006 SD performance indicators based on Lonmin's SD reporting guidance for the selected 2006 SD performance indicators at seven sites selected by KPMG and at Head Office to assess the reliability of the selected 2006 SD performance indicators;
- Conducting interviews with management, at the sites visited in the current and previous year and at Head Office, to obtain an understanding of the consistency of the reporting processes compared with prior years and to obtain explanations for SD performance trends;
- Performing an analytical review of the selected 2006 SD performance indicators aggregated at Head Office and obtaining explanations for unusual trends;

- Testing the accuracy of the aggregation process for the consolidated selected 2006 SD performance indicators at Head Office; and
- Reviewing the consistency between the selected 2006 SD performance indicators and related statements in the Report, in light of our findings from the site visits and our analytical review.

Conclusion
- In our opinion, the selected 2006 SD performance indicators set out in (a) above for the year ended 30th September 2006, are fairly stated in all material respects on the basis of the Lonmin HSE reporting guidance; and
- Based on the work described above, we have no reason to believe that the selected 2006 SD performance indicators set out in (b) above for the year ended 30th September 2006, is not fairly stated in all material respects on the basis of the Lonmin HSE reporting guidance.

The Mining Charter
Subject matter and criteria
Our limited assurance engagement was to determine whether Lonmin complies with the reporting requirements of the nine elements of the Mining Charter. Criteria for the nine elements specified in the Mining Charter of the Department of Minerals and Energy are set out in the Mining Charter Scorecard on Pages 10 to 12 of the Report, together with the Lonmin's responses.

Work performed
Our work performed with respect to compliance with the reporting requirements of the Mining Charter consisted of:
- Conducting interviews with management at Head Office group level and a review of policies, procedures systems and controls to obtain an understanding of the consistency of the reporting processes in respect of the Mining Charter performance data; and
- Reviewing the presentation of the selected 2006 Mining Charter performance indicators and associated statements in the Report, in light of our findings from the site and Head Office work performed.

Conclusion
Based on the work described above, in our opinion, we have no reason to believe that Lonmin does not comply with the reporting requirements of the Mining Charter in all material respects on the basis of the Mining Charter Scorecard.

Compliance with the 2002 GRI Guidelines
Subject matter and criteria
Our limited assurance engagement was to determine whether the Report complies with the *'in accordance with'* requirements of the 2002 GRI Guidelines.

Work performed
Our work consisted of:
- Reviewing the processes that Lonmin has in place for determining material issues to be included in the Report;
- Reviewing the processes in place for stakeholder engagement and the response to stakeholder issues identified in the Report;
- Interviewing a selection of Lonmin staff to understand how principles in Part B are adhered to within the Report's editorial process;
- Comparing the contents of the Report to the 2002 GRI Guidelines, to assess whether the Report meets the requirements for stating that it is *'in accordance with'* the 2002 GRI Guidelines and performing procedures to enable us to determine whether:
  - Lonmin adequately reports on the 44 numbered elements in Sections 1 to 3 of Part C of the 2002 GRI Guidelines;
  - The Report includes a GRI Content Index;
  - A response has been given to each core indicator in Section 5 of Part C of the 2002 GRI Guidelines;
  - The report is consistent with the principles in Part B of the 2002 GRI Guidelines; and
  - The Report includes a GRI *'in accordance with'* statement signed by the Chief Executive.

Conclusion
Based on the work described above, we have no reason to believe that Lonmin has not complied with the *'in accordance with'* requirements of the 2002 GRI Guidelines in the Report.

KPMG Services (Pty) Limited

Per PD Naidoo
Director
Johannesburg
23 November 2006

Glossary

ABET	Adult Basic Education and Training
ART	Anti-Retroviral Therapy
BEE	Black Economic Empowerment
CO_2-e	Carbon dioxide equivalents
CSI	Corporate Social Investment
dB	Decibels
DME	Department of Minerals and Energy
EBIT	Earnings before interest and tax
EIA	Environmental Impact Assessment
EITI	Extractive Industry Transparency Initiative
FRP	Fatal Risk Protocol
GHG	Green House Gases
GJ	Gigajoule
GLC	Greater Lonmin Community
GRI	Global Reporting Initiative
HDSA	Historically Disadvantaged South African
HMO	Health Maintenance Organisation
ISO	International Standards Organisation
ICMM	International Council for Mining and Metals
IDP	Integrated Development Plan
IFC	International Finance Corporation
ILO	International Labour Organisation
LCA	Life Cycle Assessment
LDT	Lonmin Development Trust
LTIFR	Lost Time Injury Frequency Rate
MPRDA	Minerals and Petroleum Resources Development Act
MW	Megawatt
NELA	New Era Labour Agreement
NGO	Non Governmental Organisation
NIHL	Noise Induced Hearing Loss
NQF	National Qualifications Framework
NUM	National Union of Mineworkers
OHSAS	Occupational Health and Safety Standard
PGM	Platinum Group Metal
PGI	Platinum Guild International
PMR	Precious Metal Refinery
SA	South Africa
SANS	South African National Standards
SD	Sustainable Development
SHE	Safety, Health and Environment
SHEC	Safety Health Environment and Community
SIA	Social Impact Assessment
STI	Sexually Transmitted Infection
TB	Tuberculosis
TEBA	The Employment Bureau of Africa
TJ	Terajoules
TSP	Total Suspended Particles
UK	United Kingdom
UNDHR	United Nations Declaration of Human Rights
VCT	Voluntary Counselling & Testing
VP	Vice President

Definitions

Abbreviation	Acronym	Definition
LTI	Lost Time Injury	An injury that results in a person missing one shift.
LTIFR	Lost Time Injury Frequency Rate	The total number of incidents that resulted in the injured missing one shift expressed as a ratio per million man hours worked.
	Level 3 Environmental Incident	Moderate impact on environment, natural processes are notably altered but continued in a modified way with impacts being reversible within lifetime of operation – impact confined to mine property – requires management intervention, investigation and substantial preventative and corrective actions.

Lonmin Charter

LONMIN

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

Sir John Craven
Chairman

November 2004

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Bradford A Mills
Chief Executive

Our values

Zero Harm
We are committed to Zero Harm to people and the environment.

Integrity, honesty and trust
We are committed, ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect for each other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee self-worth
To enhance the quality of life for our employees and their families and promote self-esteem.

Lonmin Plc
4 Grosvenor Place, London SW1X 7YL
www.lonmin.com

Lonmin Plc
Annual Review

For the year ending 30 September 2006

LONMIN



Building value



Lonmin is a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

Highlights

- In a sustained strong market for Platinum Group Metals (PGMs), we achieved:
  - Record EBIT up 141% to US$842 million
  - Underlying earnings per share up 163% to 312.1 cents per share
  - Strong improvement in cash generation with free cash flow of US$290 million (203.4 cents per share)
- Record mine production of 1,017,137 ounces of Platinum in concentrate and sales of 952,682 ounces of Platinum and 1,817,624 ounces of total PGMs
- First Platinum major to convert old order mining rights to new order mining rights
- Growth target raised to around 1.4 million ounces of Platinum in 2012
- Effective conversion of US$215.8 million convertible bond
- Total dividend declarations of US$1.00 per share, an increase of 39% (final dividend 55 cents per share)

EBIT[1,3,4]



US$ million
900
800
700
600
500
400
300
200
100
0
333
298
304
350
842
2002
2003
2004
2005
2006

Platinum sales



Platinum (thousand ounces)
1,000
900
800
700
600
500
400
300
200
100
0
758
903
941
913
953
2002
2003
2004
2005
2006

Free cash flow[3,5]



US$ million
300
250
200
150
100
50
0
(7)
68
100
56
290
2002
2003
2004
2005
2006

Underlying EPS[2,3]



US cents per share
300
250
200
150
100
50
0
98.5
87.2
96.9
118.5
312.1
2002
2003
2004
2005
2006

Notes:
1 EBIT is operating profit which is defined as revenue and other operating expenses before net finance costs and before share of profit of associate and joint venture.
2 Underlying earnings per share are calculated on profit for the year excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses, an adjustment to the interest capitalised in prior years and, for 2005, the effect of a change in the South African tax rate on the opening deferred tax balance and reorganisation costs as disclosed in note 3 to the accounts.
3 Financials for the year 2002 to 2004 are as prepared under UK GAAP. For 2005 and 2006 the financials are prepared under IFRS. Details of the nature of the changes under IFRS can be found in Note 35 to the Accounts in the Annual Report.
4 EBIT for 2002 to 2004 has been restated to exclude profit or loss from associate and joint venture consistent with IFRS.
5 Free cash flow is presented in the Financial Review.

Record growth

Chairman's Statement





Rowland Shaft, Marikana

Dear Shareholders

I am pleased to be able to present this Annual Review for the year to 30 September 2006. A year in which we have made further progress executing our growth and transformation strategy against a backdrop of continued robust Platinum markets. Our financial results for the period reached a new record with earnings before interest and taxation up 141% to US$842 million and underlying earnings per share up 163% to 312.1 cents per share. The Board was pleased to be able to recommend a final dividend for the period of 55 cents per share which gives full year dividend declarations of US$1.00 per share, up 39% on the year to 30 September 2005.

Strategy

The clear strategic aims for our Platinum business are to:

- build a strong production growth profile
- create a culture of operational excellence
- achieve transformation and empowerment to ensure our business more accurately reflects the demographics of South Africa.

We have made substantial progress in all these areas this year. We have increased our growth profile to target around 1.4 million ounces of Platinum in 2012 and continued to deliver operational improvements. Further details of our operational results are set out in the Chief Executive's Review.

Transformation and empowerment

On 9 October 2006, we received notification from the Director General of the Department of Minerals and Energy (DME) of the successful conversion of Western Platinum Limited and Eastern Platinum Limited's old order mining rights into new order mining rights in respect of our Marikana operations. These rights entitle us to the exclusive right to mine for Platinum Group Metals (PGMs) and associated metals within the designated Marikana property boundaries for the next 30 years with a right to apply for renewal thereafter for up to a further 30 years.

This is the culmination of a process which began with the publication of the South African Mining Charter in 2002 and we are extremely proud to have been the first Platinum major to achieve conversion. This conversion brings certainty to the future of our Marikana operations which currently constitute around 95% of our annual production. It is also a firm indication of our progress in transforming our business and the South African Government's support for the steps we are taking.

During the conversion process our management team worked extremely closely with the DME and I would like to thank all those involved at the DME both in Klerksdorp and Pretoria for all their help and assistance. We are also indebted to our black economic empowerment partners Incwala Resources (Pty) Limited whose input and assistance was invaluable in the process.



Limpopo

Incwala Resources
We have continued to work closely with Incwala Resources, in which we hold a 23% stake, during the year. In June, Incwala Resources was included as an 18% shareholder in Lonmin Platinum Limpopo when we refinanced our acquisition debt and transferred the Limpopo operations into Western Platinum. Incwala Resources has made important Board changes during the year with Zanele Mavuso Mbatha taking over as Chief Executive and Ronnie Ntuli assuming the role of Chairman. I would like to welcome both of them to their new roles and we look forward to working with them as they develop Incwala Resources in the years to come.

Markets
During the year we have seen strong demand for Platinum with demand from the autocatalyst sector remaining the key driver. Jewellery has continued to be the balancing factor in the market, ceding market share to keep the market tightly balanced. We continue to predict demand growth over the medium term. Around 75% of the world's Platinum supply is from South Africa. Supply will struggle to keep pace with demand given both the dynamics of the Eastern Bushveld where most untapped supply is situated and the generally longer lead times for bringing projects on stream. Lead times have been lengthened both by community and environmental issues and the global commodities boom which is soaking up scarce mining skills.

Rhodium demand has been driven by the autocatalyst sector where the metal is used in NOX conversion. Rhodium is predominantly a by-product of South African Platinum production so its response to demand is inelastic and as a result our average realised Rhodium price has increased by some 135% over the financial year. The metal now represents some 28% of our revenue. We are cautious about predicting the future supply/demand balance for this thinly traded metal as price volatility may contribute to thrifting and substitution in the medium term.

The Palladium market remains in oversupply although we have seen a pick up in demand both in the autocatalyst sector and on the potential from a fledgling Palladium jewellery market in China.

On behalf of the Board of Directors, I would like to thank all the employees of Lonmin for the hard work and dedication they have shown during the year to deliver these record results.

Sir John Craven
Chairman

14 November 2006

Transformation

Chief Executive's Review





Mechanised development drilling, Limpopo

Dear Shareholders
We have made great progress during 2006 on our journey to transform Lonmin into a leading international natural resource company. Lonmin today, is a very different company from the one I joined in 2004, with a market leading safety performance, a clear strategy, a robust growth profile and a culture of innovation and operational excellence. We are a company which is capitalising on the diversity and quality of our South African workforce. During the year we have continued to develop our engagement with the communities who host our operations, and details of our progress in this area are set out on page 24 and in our 2006 Sustainable Development Report. We are extremely proud to be the first South African Platinum major to have achieved the conversion of our old order mining rights into new order mining rights illustrating our progress in transforming our business and securing the future of our operations at Marikana.

Safety
At Lonmin we are committed to Zero Harm and to breaking the perception that deep level mining in South Africa will always go hand in hand with a certain level of death and serious injury to employees. The momentum behind ensuring the injury-free running of our operations has grown substantially during the year across all areas of the business. I am personally proud of the way our operational managers and employees have taken on ownership of the drive for safe production. We have made significant progress in our safety performance during the year achieving a 31% reduction in our lost time injury frequency rate (LTIFR). We have also significantly reduced the severity of accidents in our operations with our severity rate now standing at an average of 13.81 days, an improvement of 14% year on year.

We regrettably suffered a total of four industrial fatalities at the Marikana operations during the year and two at our Limpopo mine.

This year we have completed DuPont Visible Felt Leadership Training for all management employees and have successfully used industrial theatre and other methods to improve safety awareness throughout our operations. During 2007 we will focus on further embedding safe production both within our systems and behaviours with key projects, including the continued roll out of our Fatal Risk Protocols and the re-design of our underground materials handling system. We are targeting a further 30% improvement in our LTIFR for the 2007 fiscal year.

Production
Our Marikana Mining Division achieved record production of 966,733 ounces of Platinum and 1,861,179 ounces of total PGMs in concentrate from a total of 13.9 million tonnes mined.

In our first full year of ownership of the Limpopo operation we have continued to ramp up production from the mine and re-engineer the operations to a mechanised basis. The Limpopo operations contributed 50,404 ounces of Platinum and 113,364 ounces of total PGMs in concentrate during the year. Our plan for Limpopo phase 1 is to achieve steady state production of 120,000 tonnes hoisted per month. In the fourth quarter of 2006 we encountered adverse ground conditions at Limpopo and accelerated development to maintain our growth plan.


K3 shaft, Marikana

We are currently forecasting that we will be able to achieve a steady rate of 120,000 tonnes per month in the second half of 2007, some six months behind schedule. Largely as a result of price improvements, Limpopo contributed US$33 million to our EBIT during the year, well ahead of our original acquisition plan assumptions for the mine.

The Process Division experienced a difficult year. After a very successful planned Furnace rebuild campaign of some 27 days in February, the Division struggled to achieve stable operations. Unplanned outages occurred at both the Smelter and Precious Metal Refinery with the Smelter only achieving stable design throughput in the fourth quarter of the fiscal year. As a consequence of these issues refined metal sales were behind prior year results. We were able to offset this shortfall in refined metal in part by selling concentrate and other partially refined materials (around 166,000 ounces of Platinum and just under 360,000 ounces of total PGMs). Final metal sales for the year were 952,682 ounces of Platinum and 1,817,624 ounces of total PGMs. The Process Division will be a key area of focus for 2007 as we continue to work to de-bottleneck the operations to support our ongoing growth profile.

Costs and Capital Expenditure

Our cost performance is one of the things which clearly differentiates Lonmin from its Platinum peers. We are committed to maintaining our advantage as the lowest cost producer. In common with the majority of the mining sector we saw increasing cost pressures in the second half of the year for a number of consumables and scarce skill sets such as mining engineers. We also made a number of investments to improve safety, the health of our employees and our environmental impact.

Our unit costs were impacted by the unplanned Smelter outages, which added around R80 per PGM ounce sold to the Process Division costs. C1 costs of own metal production at Marikana net of by product credits were R2,441 per PGM ounce sold, up 8.8% on last year.

At Limpopo costs have continued to decline on last year's figure of R4,102 as we have ramped up production from the mine. However, costs for the full year are above our target range as a result of the lower than expected production throughput. C1 costs of metal in concentrate at Limpopo were R3,891 per PGM ounce in concentrate, a decrease of 5.1% year on year.

We are targeting C1 costs for fiscal 2007 for Marikana of around R2,450 to R2,500 per PGM ounce sold net of by product credits and for Limpopo R3,000 to R3,500 per PGM ounce in concentrate.

Our gross capital expenditure for the year was US$182 million. We are forecasting gross capex for fiscal 2007 of US$370 million which includes investment in the modernisation of our mines and the programme to de-bottleneck the Process Division.

Production growth



Hossy shaft, Marikana



4B shaft, Marikana

Operational excellence
We have continued during the year to embed within Lonmin a culture of operational excellence. A key tool in this has been our Six Sigma continuous improvement programme. During 2006 this programme continued to perform extremely well realising R330 million of net EBIT benefit. The programme is now fully integrated within the business and self sustaining. We are targeting an additional R400 million of net EBIT benefit from Six Sigma in the 2007 fiscal year.

We have completed the preliminary integration of our Shared Business Services division and expect to see significant benefits from this initiative in 2007. We also implemented the first phase of our SAP Enterprise Resource Planning system in March 2006. The implementation of this system has been a positive step forward for us in terms of creating one source for business information. Our intent is to continue modernising our information system environment over the next two years with full conversion of all our core systems to SAP or related systems by the end of 2008.

Innovation
Over the last two years we have worked to encourage innovation within our business by challenging some of the long held beliefs around how our mines and plants should operate. During the year we developed a comprehensive new life of mine plan for the Marikana operations incorporating all elements of our mechanisation, automation and safety technology. As a result of this work we will develop our new Hossy, Saffy and K4 shafts as fully mechanised operations using our ultra low profile (ULP) equipment. We will also incorporate a variety of additional safety, efficiency and employee friendly measures in these shafts to improve the working environment for our employees.

Robust growth
Looking forward we are committed to growing our business into what we believe will be a continuing strong Platinum market. Our original growth profile for Marikana targeted around 1 million Platinum ounces per annum from the operation in 2008. As a result of the work we have done on the new life of mine plan for our Marikana operations we are now targeting an additional 175,000 ounces of production from the mines to reach around 1.175 million ounces of Platinum in 2012. At Limpopo our base case for growth was to reach a steady state of 75,000 Platinum ounces per annum. We have now revised this profile upwards and are targeting around 87,000 Platinum ounces per annum from 2009.

Work has continued on the pre-feasibility studies for both our Limpopo phase 2 and Pandora projects. Both these studies will be completed during the first half of fiscal 2007. At Limpopo phase 2 we are targeting around 93,000 Platinum ounces per annum at full production for Lonmin's account from 2012. At full production the Pandora project, has the potential to add an additional 55,000 Platinum ounces per annum attributable to Lonmin in 2012.



ULP equipment at 1B shaft, Marikana

Incorporating all of these elements we have been able to increase our growth target to 1.4 million ounces of Platinum in 2012. For the 2007 fiscal year we are targeting production of around 1.02 to 1.04 million Platinum ounces.

Based on an assessment of our overall smelting needs going forwards and our desire to establish more stable smelting operations matching our mining profile, we have taken the decision to re-commission our Merensky furnace. This furnace, in combination with our Number 1 furnace and with modifications to our gas handling system will allow us to achieve growth of up to 1.4 million Platinum ounces of smelting capacity per annum by 2010. Beyond this 1.4 million ounce level we are undertaking pre-feasibility work to increase our metallurgical capacity to 2 million ounces of Platinum per annum.

Looking beyond 2012 we have set ourselves the goal of building optionality into the business to reach production of 2 million ounces of Platinum. We have commenced a conceptual study on our Loskop project which currently has the potential, we estimate, to generate around 80,000 Platinum ounces in concentrate per annum of which 50% would be our share. We continue to develop our high quality portfolio of exploration projects and to assess possible acquisitions in the PGM sector.

Committed growth and pre-feasibility projects (equity ounces)



1500
1400
1300
1200
1100
1000
900
Platinum oz '000
2005 2006 2007 2008 2009 2010 2011 2012
Pandora (pre-feasibility)
Limpopo Phase 2 (pre-feasibility)
Limpopo Phase 1 Growth
Marikana Growth
Limpopo Phase 1
Marikana Base Profile

I would like to close by thanking all the employees of Lonmin for their hard work and dedication during the year. 2007 will be another milestone year for the transformation of Lonmin into a leading global natural resource company.

Bradford A Mills
Chief Executive

14 November 2006

Clear strategy

Our Markets



© Johnson Matthey

Exhaust showing autocatalysts

FY 2006 revenue split



3%
6%
7%
56%
28%

Platinum
☐ Rhodium
☐ Palladium
☐ Base metals
☐ Other PGMs

Source: Lonmin

2006[1] Platinum demand



22%
56%
22%

Autocatalysts
☐ Jewellery
☐ Other industrial

1 Forecast for calendar year 2006

Source: Johnson Matthey Platinum Interim Review 2006

In 2006, Platinum contributed 56% of our revenue and continues to be the primary driver of our business. Rhodium contributed 28% of revenue followed by Palladium at 7%.

All three of these metals are used in the production of autocatalysts. The different chemical properties of each of Platinum, Palladium and Rhodium mean that they can be used by autocatalyst manufacturers in combination depending on the vehicle fuel type, mix of emissions produced, levels of emission control required and the relative economics of the PGM loadings. In a petrol car the autocatalyst is made up of a cocktail of the three metals. Diesel cars predominantly use Platinum in their catalytic solutions.

Platinum

During 2006 we have seen continued strong demand for Platinum from the clean air legislation driven autocatalyst sector which now makes up over 50% of the demand and is still growing. The growth of the diesel market has been a key driver of demand with one in every two cars sold in Europe now a diesel. As higher fuel prices continue and the public accepts the better performance of modern diesel engines this looks likely to increase, based on recent indications of passenger vehicle sales. Currently the penetration of diesels into the US car market is sub 5% but as higher fuel prices continue this could become a key market for diesels adding further to the demand for Platinum.

Innovations such as bio-fuels and ethanol are also positive as these vehicles still require the use of PGMs in their autocatalyst systems.



Courtesy of Alexia Blampied, Aurum Jewellers of Jersey

The jewellery market's ability to react to the metal price has permitted the market to correct to physical equilibrium, with jewellery over recent years having, we believe, sacrificed some 200,000 ounces with every US$100 increase in the Platinum price.

Industrial demand has remained robust. Of particular note has been the surge in demand for Platinum from the LCD glass manufacturers and for the production of computer hard disks.

The supply of Platinum remains constrained as producers have struggled to keep up with demand growth. Platinum is an extremely scarce commodity with around 79% of the world's known resources in South Africa. The dynamics of the South African Platinum industry are key to increasing supply. In South Africa the producers have mined the more profitable and shallower deposits first and production growth is dependent on the development of deeper mines and the Eastern limb of the Bushveld complex. Bringing on new supply is therefore dependent on the Platinum price staying at a level that will induce the development of mines whose costs are likely to be in the upper half of the cost curve.

Rhodium

Around 90% of the Rhodium produced is consumed in the autocatalyst sector where it is particularly strong in the reduction of NOX emissions. Demand has been increasing to meet tighter emissions standards. Rhodium supply is completely inelastic as the metal is produced globally only as a by-product of both Platinum and Nickel. Looking forward, thrifting and possible substitution in the autocatalyst sector is likely to moderate demand in the medium term.

Palladium

Palladium demand has been positive on the potential from a nascent Chinese jewellery market. However there is, as yet, no real evidence of the significant trade inventories of metal moving through to the consumer.


19 → 22
6 → 10
16 → 17
10 → 11
2 → 3
2 → 3
Euro 3 or equivalent or less
Euro 4 or equivalent
Euro 5 or equivalent or greater

Source: Lonmin

Examples of emissions legislation penetration 2006 - 2010
Colours represent trends of evolving emissions standards across the world and the figures in circles represent millions of light duty vehicles produced.

Industrial Demand for Platinum 2005-2010


Platinum oz (thousand)
2,500
2,000
1,500
1,000
500
2005 2006 2007 2008 2009 2010
Other
Electrical
Glass

Historical Demand for Platinum Jewellery 1995–2005


Platinum oz (thousand)
3,500
3,000
2,500
2,000
1,500
1,000
500
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
US$
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
US$ value
Non-bridal
Bridal

Source: Lonmin

Autocatalyst PGM Demand 1995–2010


PGM oz (thousand)
12000
10000
8000
6000
4000
2000
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Rhodium
Palladium
Platinum

Source: Lonmin

Strong markets



Rowland shaft, Marikana



K3 shaft, Marikana

Reserves and resources

Set out on the right are the mineral reserves and resources for Lonmin Platinum as at 30 September 2006. Further details can be found on our website at www.lonmin.com. As we grow our production profile, reserve replacement continues to be of paramount importance. During our 2006 financial year we produced a total of 947,795 ounces of Platinum and 1,807,044 ounces of total PGMs. We have replaced all of this production with further reserves and have increased our resource base on a three Platinum Group Element and Gold basis by 3.3% to 162.9 million ounces.

Notes to tables

Pandora JV: Lonmin has an attributable interest of 42.5% in the Pandora Joint Venture. Loskop JV: Lonmin has an attributable interest of 50% in the Loskop Joint Venture.

All quoted resources and reserves include Lonmin's attributable portion only. All figures are reported as metric tonnes, grams per tonne or troy ounces. Mineral resources are inclusive of mineral reserves. In previous years mineral resources were quoted as additional to mineral reserves. The resources for September 2005 have been restated accordingly. Mineral resources are reported as 'in situ' tonnes and grade, and allow for geological losses.

Proved and probable mineral reserves are reported as tonnes and grade delivered to the mill and are inclusive of diluting materials and allow for losses that may occur when the material is mined. Mine tailings dams are excluded from the above resource summary.

Areas likely to be affected by known Iron Rich Ultramafic Pegmatite (IRUP) are excluded from Reserves and Resources. Snowden Mining Industry Consultants performed an independent audit of Lonmin Platinum's Marikana and Limpopo mineral resource and reserve estimates (October 2006). RSG Global performed an independent audit of the mineral resource estimate of the Loskop JV (November 2005).

Mineral resources (total measured, indicated and inferred)

	30 September 2006 3PGE+Au			
Ore source	Mt	g/t	Moz	Pt Moz
Marikana	**793.2**	**4.94**	**126.0**	**75.0**
Limpopo	**183.0**	**4.61**	**27.1**	**13.6**
Pandora JV	**67.6**	**4.09**	**8.9**	**5.6**
Loskop JV	**6.3**	**4.35**	**0.9**	**0.6**
Total	**1050.1**	**4.83**	**162.9**	**94.8**

	30 September 2005 3PGE+Au			
Ore source	Mt	g/t	Moz	Pt Moz
Marikana	811.8	4.91	128.0	76.3
Limpopo	148.8	4.34	20.8	9.9
Pandora JV	67.6	4.09	8.9	5.6
Loskop JV				
Total	1028.2	4.77	157.7	91.8

Mineral reserves (total proven and probable)

	30 September 2006 3PGE+Au			
Ore source	Mt	g/t	Moz	Pt Moz
Marikana	**408.4**	**4.14**	**54.4**	**32.4**
Limpopo	**25.2**	**3.57**	**2.9**	**1.5**
Total	**433.6**	**4.11**	**57.3**	**33.9**

	30 September 2005 3PGE+Au			
Ore source	Mt	g/t	Moz	Pt Moz
Marikana	400.3	4.30	55.3	32.8
Limpopo	34.3	3.81	4.2	2.1
Total	434.6	4.26	59.5	34.9


BOTSWANA
MOZAMBIQUE
LIMPOPO PROVINCE
Pietersburg
See insert below.
Gaborone
Nelspruit
Mmabatho
Pretoria
MPUMALANGA
Maputo
NAMIBIA
NORTH WEST
Klerksdorp
Mbabane
SWAZILAND
Welkom
Newcastle
Karasburg
Upington
Bethlehem
Kimberley
KWAZULU-NATAL
Bloemfontein
Maseru
LESOTHO
Pietermaritzburg
SOUTH ATLANTIC OCEAN
Springbok
NORTHERN CAPE
Durban
INDIAN OCEAN
Port Shepstone
Victoria West
Queenstown
EASTERN CAPE
WESTERN CAPE
East London
Cape Town
Port Elizabeth
0 100 200 300 km
0 100 200 miles
National capital
Provincial capital
Town, village
Major airport
International boundary
Provincial boundary
Main road
Railroad

Our operations are all based in South Africa. We currently mine around 95% of our production from our Marikana operations on the western limb of the Bushveld complex. In 2005 we purchased the Limpopo mine which is situated on the northern side of the eastern limb of the Bushveld complex in Limpopo province. The location of both our operations are shown on the map opposite.

During 2006 we changed the organisation of our operations to create four primary EBIT centres. These are:

- Marikana Mining;
- Limpopo;
- Process Division; and
- Shared Business Services.

We have included on the next eight pages a review of the year for each of our EBIT centres. These give an overview of how the business has developed in each area as we have continued to implement our strategy to achieve operational excellence, manage our cost base and transform and empower our operations.


Simplified geology of the Bushveld Complex
N
Lonmin Platinum
Limpopo
PILANESBERG
Brits
Pretoria
Rustenburg
Lonmin Platinum
Marikana
Johannesburg
0 40 80 120 km
0 40 80 miles
BUSHVELD COMPLEX
Upper Zone
Upper Critical Zone and Main Zone
Lower Zone and Lower Critical Zone
Alkaline Complexes
NON-BUSHVELD
Transvaal Sequence
Granite, Granophyre, felsite, leptite

Operational excellence

Review of Operations
Marikana Mining



K3 shaft, Marikana



Saffy shaft, Marikana

Our Marikana mining operations have had a record year delivering 966,733 ounces of Platinum and 1,861,179 ounces of total PGMs in concentrate. During the year we restructured the Marikana EBIT management to create separate business units which grouped together shafts with similar characteristics. We also consolidated the various concentrators into a separate business unit allowing us to optimise throughput and recoveries across the operations, with tonnes milled showing a 5% increase year on year.

Production
During the year we continued to refocus our mix on higher quality underground ore. We have reduced the rate of production at our opencast operations and we currently believe that, at this lower rate, opencast operations at Marikana will continue until 2009.

Underground tonnes mined were 11.9 million, up around 8% on last year with strong performances across the operations. Rowland and K3, our conventional deep shafts, both set new monthly hoisting records during the year.

Costs
We continue to manage actively our cost base and Marikana mining unit costs for the year on a C1 basis were R2,030 per PGM ounce sold, up around 7.5% on the previous year. We made a number of decisions during the year to increase our investment in certain areas which would have a long term impact on the safety and health of our employees. These included the revising of some of our rock bolting protocols to increase support in certain areas of the mine. Costs were also impacted by the general inflation seen by the whole mining industry in the prices of certain consumables such as steel.

Continuous improvement
Six Sigma continues to be key in helping us improve our business both to increase throughput and reduce costs. Projects this year have included the GEM Project to improve grade control, our Face Advance project which has tackled increasing face advance both by eliminating lost blasts and increasing the advance on each blast, the concentrator throughput project and the implementation of maintenance system upgrades. These projects are important elements of the five year plan to deliver our 2012 targets.

People
Under the terms of the New Era Labour Agreement we instigated our first gain sharing bonus. This bonus paid out R22 million in the year or around 2.6% of an average underground team member's annual basic wage. We have also successfully trialled a cascade system to communicate more effectively with our employees and this is being rolled out across the operations.

Mechanisation and automation
During the year we developed a comprehensive new life of mine plan for the Marikana operations. We will develop our new Hossy, Saffy and K4 shafts as fully mechanised operations using our ultra low profile (ULP) equipment. We will incorporate a variety of additional safety, efficiency and employee friendly measures in these shafts to improve the working environment for our employees. We are currently carrying out development at Hossy and Saffy with stoping scheduled to start early in 2007. K4 will come into production in 2008.

Wherever possible we are looking at ways to modernise the remainder of our shafts based on the production life remaining and the cost of re-engineering the operation. Solutions could include using the full fleet of ultra low profile equipment, parts of the fleet in partnership with conventional mining and innovations such as the DDT jigs. We remain on track to meet our 50% mechanisation target by 2010.



Reef shark at 1B shaft, Marikana

A New Generation Platinum Mine

We are committed to the modernisation of our mining and workplaces. With the development of our Hossy. Saffy and K4 deep shafts we have an opportunity to create a new generation of mines. Hossy will reach full production in 2008 followed by Saffy in 2009 and K4 in 2010 and we intend to set a new industry standard with these shafts.

All three shafts will be developed as fully mechanised operations using our ultra low profile fleet of equipment. Shift cycles will be optimised to ensure maximum utilisation of equipment and to cater for the planned maintenance system. All supervisors, operators and maintenance personnel will be trained at the specialised training centre on site.

The new shafts will be much more employee friendly with airport terminal style facilities providing rest areas, work stations and catering on the employee's way to or from their activities underground. Clock in will be at machine and the shaft will have suitable transport infrastructure underground to allow for the fast, efficient movement of employees and material. We will also fully cater for women in the workforce with dedicated facilities both on surface and underground.

Innovation

Limpopo



Baobab shaft, Limpopo



Limpopo

During the year the Limpopo operations have continued to increase production as we have re-engineered the operations to develop them on a mechanised basis and introduce long-hole stoping in the mine. Although production increased substantially on the previous year, the budgeted build up in production was impacted by a lower than optimal development rate which was historically applied in the mine and also bad ground conditions when we encountered an unexpected large pothole in the final quarter of the year.

Production
In 2006 the operations at Limpopo were re-engineered to convert from conventional to mechanised mining. Production increased from 212,000 tonnes mined the previous year to 872,000 tonnes this year. We finished the year around six months behind our plan to ramp up to the 120,000 tonnes per month level. We intend to reach this level during the second half of the 2007 financial year. Main setbacks were insufficient ore reserves as a result of potholes and at times poor ground conditions. The focus remains on opening up more of the reserves to provide mining flexibility.

Costs
We recorded costs for the full year at a C1 level per ounce in concentrate of R3,891. This is a 5.1% reduction on 2005 but was impacted by the slower than expected ramp up of production in the mine. We are targeting C1 costs for the 2007 financial year per PGM ounce in concentrate of around R3,000 to R3,500.

Continuous improvement
Six Sigma remains the biggest contributor to continuous improvement for Limpopo. Dedicated Black Belt facilitators are assigned to Limpopo and all members of the senior management team were trained as Green Belts during the year. We will continue to roll out training to relevant employees during 2007. Key projects included reduction of lost blasts, improved long hole blasting and improved control of protective clothing and equipment. A project for the design and use of a harness for employees working in steep dipping slopes won a Highly Commended Safety Award at the Chief Executive's 2006 SHEC awards.

People
During 2006 we substantially improved our safety performance at the mine with our LTIF rate reducing to 8.14 per million man hours worked. The intent is to reduce this by a further 30% during 2007.

Mechanisation and automation
Good progress has been made with the conversion from conventional to mechanised mining. The development of a semi-mechanised longhole mining method using 25 degree diagonal raises, is fundamental to the safe mining of the upper levels. Mining on the lower levels is planned to be fully mechanised. The use of technology has proved to be extremely effective at Limpopo, so much so that we will be mining on a fully mechanised basis from below the 430 level. Through the use of four spiral declines and the focus on finessing the current mix of our ultra low profile mechanised fleet with our more conventional equipment we are working towards achieving the optimal mix of mechanised and conventional equipment at our Limpopo operations.

Conceptual design of Limpopo development courtesy of AMC Consultants



Long-hole stoping

Limpopo is very different from our Marikana mines with a steeply inclined ore body dipping at around 58 degrees. The mine was started on a conventional down dip mining method, common to the shallow mines in South Africa. This method presents a number of safety challenges. We successfully introduced a semi mechanised long hole stoping method with 25 degree apparent dip raises to replace the down dip panels on the upper levels.

On the lower levels, mechanised down dip stoping is the preferred mining method. Each sub-level is developed with a top drill drive and bottom drill drive on reef, using a single boom drill rig and a small LHD (6 tonnes).

Production long holes are drilled parallel between sub-levels and four rings are blasted at a time.

Haulages and declines are developed with a twin-boom drill rig and large LHD to clean the face. Broken ore is trucked to the shaft tips using 50 tonne trucks.

The diagram shows a 3D computerised design programme of how the long-hole stoping method will be developed at Limpopo.

Good progress

Review of Operations
Process Division



Base Metal Refinery



Precious Metal Refinery

The Process Division experienced a year of mixed fortunes. Positive improvements in operational performance were overshadowed by the operational difficulties experienced at the No. 1 Furnace following its rebuild in February, the bottleneck problems at the BMR and exacerbated by the fire at the PMR in September. The minimised impact to production is a testimony to the success of the mitigation plans that were implemented. An intensive capital programme aimed at minimising operational variance, process de-bottlenecking and risk management has been instituted for execution in 2007 and 2008.

Smelter

In January we successfully completed the planned rebuild of our No. 1 Furnace on time and on budget. In April we detected a leak in the Furnace adjacent to the matte tap holes. We shut the Furnace down to assess the incident and discovered it had been caused by the failure to weld the base plate when the Furnace was initially installed. Repairs were conducted quickly and effectively over an 11 day shutdown (matte tap to matte tap) and we achieved stable Smelter operations for the fourth quarter of the financial year.

A slag plant upgrade was successfully commissioned in August 2006 and this is expected to play a significant part in optimising the management of recycle material within the Smelter operation in 2007.

We commissioned the re-building of our Merensky furnace in the second half of 2006. This vessel which was the forerunner to the No. 1 Furnace is currently scheduled for commissioning in February 2007 and will provide us initially with an alternative to the No. 1 Furnace. Once we have completed work to de-bottleneck our gas handling capacity and other support systems we will be able to run both the Number 1 and Merensky Furnaces side by side. These two vessels will give us capacity of around 1.4 million ounces of Platinum per annum by 2010.

Base Metal Refinery (BMR)

We have started to see the success of our Six Sigma project to de-bottleneck the BMR this year with all-time records being set in the tonnes of matte milled (up 9.2%) and tonnes of nickel sulphate crystals produced (up 16.0%).

We will continue to work to de-bottleneck the BMR in 2007 and have committed capital to allow us to make some necessary upgrades to the plant. This will allow us to support our production growth profile.

Precious Metal Refinery (PMR)

We continue our drive to convert the manual processing operations over to the new PMR automated standard during the year. This process will be concluded by the end of 2007.

During the early hours of 5 September 2006 a fire broke out within a draft booster fan at the PMR. Emergency services were rapidly and efficiently deployed so that the fire was safely controlled, extinguished and necessary repairs undertaken within 54 hours. Operations were able to return to normal successfully.

Costs

The Process Division recorded costs on a C1 basis of R384 per PGM ounce sold for the 2006 financial year. This was an increase of 47% on the previous year and was impacted by the Smelter outages, additional costs of running the Pyromet furnaces during the period and the lower than expected throughput. In total these added around R80 per ounce to the Division's unit costs.



Matte tap: No.1 furnace

Rebuild of No. 1 Furnace

In January 2006 we took down our No. 1 Furnace for an extensive planned rebuild. We had spent several months carefully planning the rebuild which involved replacing all of the copper waffles within the furnace. The furnace then needed to be re-bricked and brought back on line. Careful planning was required to minimise the length of time the No. 1 Furnace was off line given the impact this has on the level of throughput that the smelting operation can achieve and also to ensure the rebuild was completed in line with our budget.

A Furnace rebuild is always challenging given the extreme heat with which we have to deal and the length of time it takes for the vessel to cool down sufficiently for our employees to work safely inside. "In partnership with our key contractor on the project, ANMAR, the team were able to develop a schedule which allowed us to complete the rebuild in just 27 days (matte tap to matte tap) some five days ahead of our original plan." The project was completed safely with no serious injuries despite the high heat and complexity of the work involved. We were also able to bring the project in on our R50 million budget. This project is a testament to the hard work and innovative thinking shown by the Smelter team.

Teamwork

Review of Operations
Shared Business Services



Roofbolting at 1B shaft, Marikana



4B shaft, Marikana

Since its successful launch in March 2006, the Shared Business Services function has grown in strength with the implementation of infrastructure, in the form of a new Enterprise Resource Planning system, the SAP system, and the creation of a Centre of Excellence (CoE) focusing on Procurement as well as taking the Six Sigma programme under its wing.

Six Sigma
Our Six Sigma programme delivered a net EBIT benefit of R330 million for the year in line with our target. The majority of our projects for this year were focussed on increasing throughput. Integral to the success of Six Sigma this year was the successful selection of projects addressing the critical issues for our business such as benefit leakage and long project cycle times as well as improved execution of better sustained solutions.

The programme has become self sustainable with five of the six trainee Master Black Belts now fully certified and able to train and mentor Black Belts and Green Belts as well as continue the integration of the Six Sigma methodology across the business. A further significant milestone was achieved in 2006 when our Six Sigma team won the Global Six Sigma Award in the Manufacturing category.

We are targeting an additional net EBIT benefit from the Six Sigma programme of R400 million for the 2007 financial year.

New infrastructure
In March we started the implementation of our SAP system and, as is common with enterprise wide system implementations of this nature, we experienced some teething problems. We remain on track for our scheduled completion date. We are confident that as we embed the system throughout the organisation we will see the benefits from standardisation, improved controls, reliable information and improved reporting.

Procurement infrastructure
The Procurement CoE was created in order to consolidate all plant and mine spend, standardise across various commodities and rationalise the supply base. The consolidation and standardisation of spend has resulted in a significant improvement in negotiation power and has allowed us to pursue initiatives to reduce acquisition costs. The Procurement CoE successfully completed its first reverse auction process this year for fuel and lubrication.

The Procurement CoE is engaged in various sourcing initiatives, including ore transportation, chemicals and grinding media. We are expecting to deliver more breakthrough projects next year.

Opencast, Marikana



Reverse Fuels' Auction

After completing the supply market analysis and considering possible market strategies we decided to auction the Fuels and Lubrication business through an Internet reverse auction. The use of this technology was a first for us and was identified as a fair and auditable environment in which to collect final quotes.

Various other non-commercial aspects were also considered in the adjudication process and a final recommendation was drawn up to award the Fuels business to Masana Petroleum Solutions and the Lubrication business to Shell.

Benefits of the auction include:
- 135% increase in fuel rebate;
- 24.9% reduction in lubrication costs; and
- 22% standardisation on lubrication commodities.

We also took the strategic decision to purchase the fuel infrastructure from the previous owner. By separating the cost of the fuel from the cost of the infrastructure we are now able to attain the best rebate from future suppliers.

Standardisation

Growth Options
Projects


K3 shaft, Marikana

Committed growth and pre-feasibility projects (equity ounces)



1500
1400
1300
1200
1100
1000
900
Platinum oz '000
2005 2006 2007 2008 2009 2010 2011 2012
Pandora (pre-feasibility)
Limpopo Phase 2 (pre-feasibility)
Limpopo Phase 1 Growth
Marikana Growth
Limpopo Phase 1
Marikana Base Profile

We have built an exciting growth profile into the Lonmin business to allow us to target 1.4 million ounces of Platinum production in 2012. Part of this growth comes from the completion of our Limpopo phase II and Pandora projects. Beyond 1.4 million ounces we are looking to build additional optionality to take our production to 2 million ounces per annum. Options to achieve this growth could be provided by our strategic investments and high quality exploration portfolio.

Limpopo II

The Limpopo II project covers two properties contiguous to our existing Limpopo operations. The Dwaalkop property in which Lonmin has a 50% interest alongside Mvelaphanda Resources and Doornvlei which is 100% owned by Lonmin. Our effective interest in the entire project would currently be around 75%. The pre-feasibility on this project will be completed by the end of March 2007. We currently expect first production from Limpopo II in 2009 reaching full annual production of around 125,000 Platinum ounces, with 93,000 Platinum ounces for Lonmin's account in 2012. The steeply dipping reef at Limpopo II is ideal for mechanised long hole stoping. This method is already being successfully employed at our existing Limpopo operations.

Pandora

The Pandora project is located to the east of our existing operations at Marikana. The project is a joint venture between Lonmin (42.5%), Anglo Platinum (42.5%), Mvelaphanda Resources (7.5%) and the Bapo Ba Mogale Mining Company (7.5%). Lonmin is the manager of the project. Pre-feasibility on the Pandora project will be completed by the end of March 2007. First production is currently expected in 2010. At full production which is expected in 2012, Lonmin's 42.5% share in this project has the potential to contribute around 55,000 Platinum ounces per annum.

Loskop

The Loskop project is a joint venture with Boynton and is located on the Eastern Limb of the Bushveld complex. We have delineated an Inferred Resource on the property of some 1.8 million ounces (2 PGE plus Au). Additional drilling completed during the year is expected to increase this resource and we have commenced a scoping study on the property.

Metallurgical Expansion

In February we announced we were commissioning a feasibility study to look at increasing our metallurgical capacity to around 2 million ounces of Platinum per annum. We made a decision in the second half of the 2006 financial year to re-commission our Merensky furnace and this vessel will be available from February 2007. Initially this furnace will run as an alternative to the Number one furnace but we intend to de-bottleneck some of the peripheral systems which support the Smelter to allow both furnaces to run simultaneously. This de-bottlenecking plus continued work to expand our Base Metal Refinery capacity will allow us to reach 1.4 million Platinum ounces of capacity by 2010. We are also currently conducting a scoping study on further expansion of our metallurgical capacity to reach the 2 million Platinum ounce level. Our initial estimates indicate such an expansion would require a capital spend of between US$300 and US$350 million.


Department:
Minerals and Energy
REPUBLIC OF SOUTH AFRICA
iN

Announcement of granting of new order mining rights from left to right: Debbie Ntombela (Chief Director, Mineral Regulation, Department of *Minerals and Energy* (DME)), Ronnie Ntuli (Chairman, Incwala Resources), Sandile Nogxina (Director General, DME), Jacinto Rocha (Deputy Director General, Mineral Regulation, DME), Albert Jamieson (Lonmin), Zanele Mavuso Mbatha (Chief Executive, Incwala Resources), Honourable Minister of Minerals and Energy, Buyelwa Sonjica, Brad Mills, Khumo Seopela (Lonmin), Peter McElligott (Lonmin), Alistair Ross (Lonmin)

Incwala Resources (Pty) Limited (Incwala Resources)
We continue to hold a 23% stake in our empowerment partner Incwala Resources. Incwala Resources is an 18% shareholder in our South African operating subsidiaries Western Platinum Limited and Eastern Platinum Limited and through this investment has an 18% interest in our entire value chain from our mines at Marikana and Limpopo to the processing side of our business.

Our initial equity investment in Incwala Resources was US$90 million and on a see through basis this stake is currently worth US$410 million (14 November 2006).

During the year Incwala Resources made important changes to their Board with the appointment of Ronnie Ntuli as Chairman and *Zanele Mavuso* Mbatha as Chief Executive. We will continue to work closely with Incwala Resources in the future to explore business opportunities beneficial to both companies.

Platmin Limited (Platmin)
During the course of the year we acquired a stake in Platmin, a Canadian domiciled exploration junior with PGM projects in South Africa.

Platmin listed on the UK Alternative Investment Market and Toronto Stock Exchange in August 2006 and Lonmin now holds a 22% stake in the company. Our investment is currently valued at US$85 million (14 November 2006). Platmin, through its subsidiary Boynton, is our joint venture partner at Loskop. The Company has attributable measured and indicated resources of 2.6 million ounces (2 PGE plus Au) and 14.1 million ounces of inferred resources (2 PGE plus Au).

Further growth

Growth Options
Exploration


Inco
Wallbridge
Monts de Cristal
Koumba
Mibango
Luwumbu
Loskop
Exploration Projects

Canada
We have joint ventures with both Inco and Wallbridge covering some 13 properties around the Sudbury Basin. We have made excellent progress with our projects during 2006 recording some promising drill results and we hope to delineate resources on the more advanced properties during 2007. We will continue to build up towards a critical mass of resources to allow the establishment of a mill and concentrator designed for optimal PGM recoveries.

Tanzania
Our Luwumbu and Mibango projects are joint ventures with Goldstream Mining.

We accelerated drilling on Luwumbu this year to follow up a promising drill hole (5.36 g/t over 16.4m) completed late in the 2005 field season. Drilling adjacent to this discovery has had success by intersecting the PGM horizon although over narrower widths than in the discovery hole. Detailed interpretation will follow the full results of the step out drilling and regional auger sampling programme.

Drilling at Mibango has followed up on promising geophysical targets and has intersected massive nickel sulphide mineralization the first holes returning values of 8.25 metres at 1.03% nickel and 3.46 metres at 1.83% nickel. Further core has been sampled and analytical results are awaited.

Gabon
Monts de Cristal is 100% owned by Lonmin. It is an early stage project on a 90km long layered intrusion covered by equatorial forest. The initial surface sampling for PGMs has been encouraging and preliminary results indicate that Platinum values are higher than Palladium values which is unusual for PGM deposits outside of the Bushveld. We plan to commence stratigraphic and target drilling in 2007.

At our 100% owned Koumba gold project, we have completed the detailed soil sampling of the target area and are currently interpreting the results to develop potential drill targets for shallow gold mineralisation.

Key Performance Indicators

Safety – Lost Time Injury Frequency rate per million man hours worked
As a company we are committed to Zero Harm to our employees and we also regard safety performance as a lead indicator of the health of our business. Lost Time Injury Frequency rate is measured per million man hours worked and reflects all injuries sustained by employees and contractors. A Lost Time Injury is when the injured party is unable to return to work on the next shift.

Safety


LTIFR
25.0
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0
21.3
20.9
18.1
12.5
2003
2004
2005
2006

EBIT – Earnings before Interest and Taxation
As for any business one of our key measures of success is how successful we are in generating operating profits (or 'EBIT'). Reported EBIT is defined as revenue and other operating expenses before net finance costs and before the share of profit of associates and joint ventures.

Figures for the years 2002 to 2004 in the chart opposite are as prepared under UK GAAP. For 2005 and 2006 the financials are prepared under IFRS. Details of the nature of the changes under IFRS can be found in Note 35 to the Accounts in the Annual Report.

EBIT


US$millions
900
800
700
600
500
400
300
200
100
0
298
304
350
842
2003
2004
2005
2006

Free cash flow
We believe that a key metric of how successful we are as a business is ultimately the amount of cash we produce. We measure this by looking at our free cash flow. We define our free cash flow as cash flow from operations less interest and tax paid, less net capital expenditure and less dividends paid to our minority. We believe this measure indicates what cash we have which is free to fund equity dividends or make returns to shareholders, to pay down debt or to make discretionary investments.

Financials for 2002 to 2004 are as prepared under UK GAAP. For 2005 and 2006 the financials are prepared under IFRS. Details of the nature of the changes under IFRS can be found in Note 35 to the Accounts in the Annual Report

Free cash flow


US$millions
275
250
225
200
175
150
125
100
75
50
25
0
68
100
56
290
2003
2004
2005
2006

Sales – PGM ounces sold
We are committed to growing the size of our business and track this both through looking at our production growth but also at the number of ounces of metal we sell. The number of ounces sold is directly linked to the revenue the business produces. We consider that number of PGM ounces sold is a key performance indicator of the business and is measured by including both our refined production sales but also sales of PGM ounces in concentrate.

Sales


PGM ounces sold (thousands)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
1,728
1,761
1,632
1,817
2003
2004
2005
2006

Refined production – PMR production (PGM ounces)
Lonmin is an integrated mine to market operation and we produce refined metal for sale to our customers. One of our key objectives is to ensure that all the ore we mine is processed and refined in house thus allowing us to realise the highest possible margin on these ounces. Every ounce we sell before it reaches final product represents a loss of margin to the business. We therefore believe that refined production measured in PGM ounces from our Precious Metal Refinery is a key performance indicator. This measure has been depressed in recent years as a result of the unplanned outages we have had to manage with our Smelter operations. These have led to us selling metal in concentrate to be refined externally which carries a lower margin than an ounce we refine ourselves.

Refined Production


PMR production (PGM ounces millions)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
1 311
1 495
1 516
1 436
2003
2004
2005
2006

Marikana Costs – C1 costs of own production net of by-product credits
One of our differentiating features is our low cost position. This is key to allowing us to operate profitably for far longer than our peers through any down cycle. In 2004 we adopted a more transparent way of measuring our costs and now track our C1 costs which are defined as cash operating costs per PGM ounce sold of own production net of by-product credits. By-product credits relate to our base metal production. Although we obviously track our cost performance at Limpopo given the current size of this operation we do not consider this to be a key performance indicator for the business.

Marikana C1 cost


PGM ounce sold
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
Not calculated
2,186
2,243
2,441
2003
2004
2005
2006

Our Partner Communities



Mission vision eye test at Seroophata Primary School



Majakaneng Primary School

During the last year we have continued to work to develop a new relationship with the communities who host our operations. In January 2005 we began our community engagement at Lesedi by Night, a nightclub in Wonderkop next to our Marikana operations. At this meeting we gathered together key stakeholders from the local communities, the Bapo Ba Mogale Tribal Authority, provincial and local government, unions and Lonmin management to begin the process of creating a new way of working together based on trust and integrity. This process created the concept of the Greater Lonmin Community, or GLC, which is the area surrounding our operations, and home to around 250,000 people.

The community engagement process has continued to evolve during this year into a forum called the Greater Lonmin Community Lentswe or Voice. This group, which numbers around 150 people, has been working to create a Charter for the GLC to shape the future of the Community in 2040. We have reproduced the GLC Charter on the opposite page. This Charter powerfully represents what the local communities want to see created, in partnership with Lonmin, as they take control of developing a viable and prosperous future which will survive post the closure of the mines in the area. The work of the Lentswe group continues to develop projects in the near and medium term which will allow the 2040 Charter to be fulfilled. These projects are supported by the Lonmin Development Trust and further details can be found in our Sustainable Development Report 2006.

We celebrated the completion of the 2040 GLC Charter with a visit from Archbishop Emeritus Desmond Tutu. Archbishop Tutu visited our operations at Marikana and the local communities from 2 to 4 October 2006. His visit included a trip to our 4B shaft, dedication of a new clinic we are building in conjunction with the Department of Health in Wonderkop, attending a prize giving at the Rekgonne Bapo School for special needs children and participating in a Lentswe session. We also held a concert to celebrate the progress we have made so far in developing a new way of working with our local communities. We were honoured to have the Archbishop join us in celebrating the completion of the first phase of our community engagement.

We were very pleased this year to achieve a score of 4.25 in our annual Community Perception Survey. This indicates an approval rating of 60.7% and is an improvement of 39% over the previous year. This shows the progress we have made in engaging with the Greater Lonmin Community. We will continue to work during this financial year to develop and cement further our relationship with the communities both at Marikana and in Limpopo.

Archbishop Emeritus Desmond Tutu visits 4B shaft, Marikana


Arch Bishop
Desmond Tutu
Lonmin Visit
2 October 2006

Lentswe 2040 Charter

We are a united rainbow community with a rich cultural heritage working together to *build* a vital sustainable future.

We declare ourselves to be bold visionary leaders of transformation, accountable for creating vibrant, safe communities. We stand for an educated, prosperous, just and healthy society.

We are committed to being proactive, visible and passionate, creating innovative solutions and delivering on our promises.

We are committed to being champions in developing and inspiring those around us to realise their true potential.

We are committed to being valued partners with all stakeholders in the realisation of the 2040 vision.

The GLC 2040 vision
Thriving communities, living in harmony. We, the people of the GLC, creating transformed sustainable societies worldwide.

Our mission is...
To significantly improve community wellness by delivering breakthrough projects in:

- Education and Skills Development
- Health and Environment
- Safety and Security
- Employment
- Small, Medium and Micro Enterprise Development
- Sports, Arts and Culture

and

To co-ordinate and communicate with and enrol the stakeholders in the 2040 Charter of Lentswe.

Our core values are...

- Integrity – We honour our word and can be counted on to make a difference in what we do
- Honesty – We share authentic and reliable information
- Transparency – We are accessible, open, approachable and visible
- Accountability – We demonstrate ownership for our actions
- Caring – We nurture and protect people and the environment

Lentswe has spoken.
Siyaya 2040

Empowerment

Board of Directors



1
2
3
4

Executive Directors

1 **Brad Mills** (52)
Chief Executive
Appointed as a Director and Chief Executive in March 2004. Holds a first degree in geology and a masters degree in minerals economics from Stanford University. After working in exploration and business development for Magma Copper, he held a variety of senior roles for BHP following that company's acquisition of Magma. One of the architects of the merger of BHP and Billiton in 2001, he subsequently headed up strategy for the combined group before becoming head of BHP Billiton's base metals division. Brad is a US national.

2 **Ian Farmer** (44)
Chief Strategic Officer
Appointed a Director in 2001 and has responsibilities for the Company's business development, exploration and marketing activities. A chartered accountant, he joined the Company in 1986 and transferred to a Group company in Zambia in 1990. In 1995 he was appointed finance director of Lonmin Platinum in South Africa, which position he relinquished upon his transfer to London in 2001. He is the current president of the International Platinum Association and a non-executive director of Incwala Resources (Pty) Limited, which holds a minority interest in Lonmin's South African operating subsidiaries. Ian has both South African and British nationality.

3 **John Robinson** (52)
Chief Financial Officer
After reading economics at Cambridge University, John qualified as a chartered accountant whilst working for Thomson McLintock & Co, now a part of KPMG. He joined the Company in 1979 as a financial analyst and held a subsequent post as a finance executive working with the mining operations. Appointed as an associate director in 1992, he subsequently joined the Board as Finance Director in 1999. He played a pivotal role in the sale or closure of numerous companies, particularly from 1997 onwards, helping to shape Lonmin into a focused mining company. John is a British national.

Non-executive Directors

4 **Sir John Craven** (66)
Chairman
Appointed as an independent Non-executive Director and Chairman of the Board in 1997. Currently chairman of Fleming Family and Partners Limited, an independent, privately-owned investment house, he was previously the group chief executive and chairman of Morgan Grenfell Group plc and a member of the Board of Managing Directors of Deutsche Bank AG after that company's acquisition of Morgan Grenfell. Sir John is also a director of GEMS Oriental and General Funds I, II and III and Ian Fleming Publications Ltd. He has held a number of non-executive directorships, including Reuters Holdings plc, and is a non-executive director of Incwala Resources (Pty) Limited and a director of Patagonia Gold Plc. Sir John holds both British and Canadian nationality and was knighted for his services to banking and to the City.


5
6
7
8
9

5 **Roger Phillimore** (57)
Deputy Chairman and Senior Independent Director
Appointed an independent Non-executive Director in 1997. Chairman of the Nomination and Remuneration Committees, and a member of the Audit Committee. Formerly joint managing director of Minorco, he is currently a non-executive director of Aber Diamond Corporation. Roger holds both South African and British nationality.

6 **Peter Godsoe** (68)
A chartered accountant and banker with an MBA from Harvard, he was appointed an independent Non-executive Director in 2001. He is a member of the Nomination and Remuneration Committees of the Board. Formerly chairman and chief executive officer of The Bank of Nova Scotia, he is also a non-executive director of Barrick Gold, Sobeys, RCI and Ingersoll-Rand Company. Peter is a Canadian national.

7 **Dr Sivi Gounden** (48)
Appointed an independent Non-executive Director in September 2005. An engineer by profession, Dr Gounden joined the South African Government in 1994 and in 1999 he was appointed director-general of the newly established Department of Public Enterprises. In June 2003, he was appointed as chief executive officer of Bateman NV, a global process engineering company. Dr Gounden is currently a trustee of the Deutsche Bank Africa Foundation and a non-executive director of Grindrod Limited, a company listed on the Johannesburg Stock Exchange. He served as a non-executive director until July 2005, of Anglo American Corporation of South Africa. Sivi is a South African national.

8 **Michael Hartnall** (64)
Appointed an independent Non-executive Director in May 2003. He is the Chairman of the Audit Committee, a member of the Remuneration Committee and also sits on the Risk & SHEC Committee. A chartered accountant and former finance director of Rexam Plc, he is also a non-executive director of BAE Systems plc. Michael is a British national.

9 **Karen de Segundo** (60)
Appointed an independent Non-executive Director in April 2005 and a member of the Audit Committee. Formerly chief executive officer of Shell International Renewables and chief executive of Shell's global Gas & Power business, she is currently a member of the supervisory board of Ahold NV and a non-executive director of Merrill Lynch New Energy Technology Plc, Ensus plc and Pöyry Group Oyj of Finland. Karen is a Dutch national.

Experienced

Operational Statistics

5 year review

			Units	2006	2005	2004	2003	2002
Mining								
Tonnes milled[1]	Marikana	Underground	(000)	**11,959**	11,102	11,121	11,418	11,260
	Marikana	Opencast	(000)	**2,308**	2,444	3,283	2,790	–
	Limpopo	Underground	(000)	**887**	214	N/A	N/A	N/A
	Limpopo	Opencast	(000)	**14**	–	N/A	N/A	N/A
		Total	(000)	**15,168**	13,760	14,404	14,208	11,260
Tonnes mined	Marikana	Underground	(000)	**11,942**	11,047	11,070	11,450	12,346
	Marikana	Opencast	(000)	**2,032**	2,653	2,730	2,880	–
	Limpopo	Underground	(000)	**858**	212	N/A	N/A	N/A
	Limpopo	Opencast	(000)	**14**	–	N/A	N/A	N/A
		Total	(000)	**14,846**	13,912	13,800	14,330	12,346
UG2 to Merensky Ratio			(%)	**72.9**	74.3	82.4	81.6	78.3
Noble metals in matte	Marikana		(kg)	**56,098**	53,290	55,031	54,295	46,557
Noble metals in concentrate	Limpopo		(kg)	**3,526**	801	N/A	N/A	N/A
Yield into matte			(g/t)	**3.84**	3.81	3.82	3.83	4.13
Metals in concentrate	Marikana	Platinum	(oz)	**966,733**	930,373	N/C	N/C	N/C
		Palladium	(oz)	**433,699**	402,748	N/C	N/C	N/C
		Rhodium	(oz)	**137,220**	129,872	N/C	N/C	N/C
		Total PGMs	(oz)	**1,861,179**	1,766,908	N/C	N/C	N/C
	Limpopo	Platinum	(oz)	**50,404**	11,567	N/A	N/A	N/A
		Palladium	(oz)	**38,170**	9,217	N/A	N/A	N/A
		Rhodium	(oz)	**7,845**	1,305	N/A	N/A	N/A
		Total PGMs	(oz)	**113,364**	25,672	N/A	N/A	N/A
	Lonmin Platinum	Platinum	(oz)	**1,017,137**	941,940	N/C	N/C	N/C
		Palladium	(oz)	**471,869**	411,965	N/C	N/C	N/C
		Rhodium	(oz)	**145,065**	131,177	N/C	N/C	N/C
		Total PGMs	(oz)	**1,974,543**	1,792,580	N/C	N/C	N/C
Metallurgical production								
	Marikana refined	Platinum	(oz)	**739,277**	830,911	833,822	932,867	757,451
		Palladium	(oz)	**323,275**	360,753	358,705	417,418	350,792
		Rhodium	(oz)	**87,674**	93,445	90,012	140,514	113,549
		Total PGMs	(oz)	**1,352,037**	1,510,553	1,491,760	1,757,757	1,467,525
	Marikana concentrate	Platinum	(oz)	**158,114**	73,985	82,935	–	–
		Palladium	(oz)	**77,630**	38,345	38,341	–	–
		Rhodium	(oz)	**37,855**	24,491	23,082	–	–
		Total PGMs	(oz)	**341,643**	167,955	184,808	–	–
	Limpopo concentrate	Platinum	(oz)	**50,404**	11,524	N/A	N/A	N/A
		Palladium	(oz)	**38,170**	9,043	N/A	N/A	N/A
		Rhodium	(oz)	**7,845**	1,320	N/A	N/A	N/A
		Total PGMs	(oz)	**113,364**	25,741	N/A	N/A	N/A
	Lonmin Platinum	Platinum	(oz)	**947,795**	916,420	916,757	932,867	757,451
		Palladium	(oz)	**439,075**	408,141	397,046	417,418	350,792
		Rhodium	(oz)	**133,374**	119,256	113,094	140,514	113,549
		Total PGMs	(oz)	**1,807,044**	1,704,249	1,676,568	1,757,757	1,467,525
Capital expenditure			(R millions)	**1,207**	1,180	1,230	1,294	1,558
			($ millions)	**182**	190	187	162	150

			Units	**2006**	2005	2004	2003	2002
Sales	Lonmin Platinum	Platinum	(oz)	**952,682**	912,844	941,146	903,077	757,958
		Palladium	(oz)	**442,630**	402,425	405,329	405,073	349,243
		Rhodium	(oz)	**135,449**	117,944	126,723	131,752	109,194
		Total PGMs	(oz)	**1,817,624**	1,692,517	1,761,171	1,728,387	1,415,112
Prices								
Average price received per ounce		Platinum	(R)	**7,283**	5,366	5,356	5,053	5,357
			($)	**1,084**	856	816	645	501
		Palladium	(R)	**1,999**	1,184	1,485	1,698	3,759
			($)	**299**	189	227	212	351
		Rhodium	(R)	**26,106**	10,494	4,876	4,201	9,123
			($)	**3,897**	1,661	745	529	850
Basket price of PGMs and base metals			($/kg)	**30,916**	19,979	17,072	14,618	13,662
Marikana – cash costs own production								
Cash Costs	Mining		(R)	**2,030**	1,889	1,696	N/C	N/C
	Smelting and refining		(R)	**384**	261	242	N/C	N/C
	Shared business services		(R)	**460**	347	316	N/C	N/C
	Movement in physical stock		(R)	**(33)**	(11)	165	N/C	N/C
Cost per PGM ounce sold before by-product credits			(R)	**2,841**	2,486	2,419	N/C	N/C
	Base metal credits		(R)	**(400)**	(243)	(233)	N/C	N/C
C1 cost per PGM ounce sold net of by-product credits			(R)	**2,441**	2,243	2,186	N/C	N/C
	Improved recoveries		(R)	**–**	(118)	(29)	N/C	N/C
	Smelter repair		(R)	**–**	47	–	N/C	N/C
	Stock accounting change		(R)	**–**	91	–	N/C	N/C
Other EBIT items:	Depreciation and amortisation		(R)	**227**	253	232	N/C	N/C
	Insurance proceeds		(R)	**–**	(83)	–	N/C	N/C
	Restructuring		(R)	**–**	23	–	N/C	N/C
	Other		(R)	**–**	12	26	N/C	N/C
C2 – costs per PGM ounce sold own production			(R)	**2,668**	2,468	2,415	N/C	N/C
Cash cost per refined ounce of PGM sold (inc royalties)			(R)	**N/C**	N/C	N/C	1,974	1,863
			($)	**N/C**	N/C	N/C	251	176
Cash cost per refined ounce of PGM sold (exc royalties)			(R)	**N/C**	N/C	N/C	1,969	1,847
			($)	**N/C**	N/C	N/C	250	174
Cash cost per refined ounce of PGM produced (exc royalties)		Underground	(R)	**N/C**	N/C	N/C	2,022	1,776
			($)	**N/C**	N/C	N/C	257	168
		Opencast	(R)	**N/C**	N/C	N/C	1,801	2,726
			($)	**N/C**	N/C	N/C	229	257
		Total	(R)	**N/C**	N/C	N/C	1,996	1,780
			($)	**N/C**	N/C	N/C	254	168
Limpopo – cash costs own production								
C1 cash cost per PGM ounce in concentrate			(R)	**3,891**	4,102	N/A	N/A	N/A
Average exchange rates			(£/$)	**0.55**	0.54	0.56	0.62	0.68
			(R/$)	**6.63**	6.28	6.60	7.90	10.70
Closing exchange rate			(£/$)	**0.53**	0.57	0.55	0.60	0.64
			(R/$)	**7.77**	6.36	6.48	6.97	10.54

Notes:

1 Excluding slag

N/A Not applicable

N/C Not calculated

Summary Financials

Summary Consolidated Income Statement
for the year ended 30 September

	2006			2005		
Continuing operations	Underlying[1] $m	Special $m	Total $m	Underlying[1] $m	Special $m	Total $m
Revenue	1,855	–	1,855	1,128	–	1,128
EBITDA[2]	911	12	923	429	(12)	417
Depreciation and amortisation	(81)	–	(81)	(67)	–	(67)
Operating profit/(loss)[3]	830	12	842	362	(12)	350
Net finance expenses	(22)	(206)	(228)	(26)	(8)	(34)
Share of profit of associate and joint venture	19	–	19	3	–	3
Profit/(loss) before taxation	827	(194)	633	339	(20)	319
Income tax expense[4]	(280)	78	(202)	(129)	11	(118)
Profit/(loss) for the year	547	(116)	431	210	(9)	201
Attributable to:						
– Equity shareholders of Lonmin Plc	445	(132)	313	168	(10)	158
– Minority interest	102	16	118	42	1	43
Earnings per share	312.1c		219.5c	118.5c		111.5c
Diluted earnings per share[5]	307.7c		216.4c	118.3c		111.3c
Dividends paid per share			87.0c			72.0c

Summary Consolidated Balance Sheet
at 30 September

	2006			2005		
	Non-current $m	Current $m	Total $m	Non-current $m	Current $m	Total $m
Property, plant and equipment	1,463	–	1,463	1,339	–	1,339
Goodwill and intangible assets	441	–	441	419	–	419
Investments in associate and joint venture	113	–	113	91	–	91
Financial assets (available and held for sale)	98	6	104	15	16	31
Working capital[6]	–	322	322	–	124	124
Net debt[7]	(501)	43	(458)	(509)	(76)	(585)
Financial derivative liabilities[8]	(268)	(4)	(272)	(41)	–	(41)
Net current tax payable	–	(88)	(88)	–	(24)	(24)
Deferred tax liabilities	(294)	–	(294)	(344)	–	(344)
Provisions	(39)	–	(39)	(42)	–	(42)
Other sundry net assets[9]	20	–	20	36	–	36
	1,033	279	1,312	964	40	1,004
Equity interest			1,089			838
Minority interest			223			166
			1,312			1,004

Notes:
1 Underlying earnings are calculated on profit for the year excluding movements in the fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses, an adjustment to the interest capitalised in prior years and, for 2005, the effect of a change in the South African tax rate on the opening deferred tax balance and reorganisation costs as disclosed in note 3 to the accounts.
2 EBITDA is operating profit before depreciation and amortisation.
3 Operating profit is defined as revenue and other operating expenses before net finance costs and before share of profit of associate and joint venture.
4 The income tax expense relates to overseas only and includes exchange gains of $82 million (2005 – losses of $2 million) as disclosed in note 7 to the accounts.
5 The calculation of diluted EPS includes adjustments for the movements in fair value on the embedded derivative within the convertible bond subject to the limitation under IAS 33 – Earnings per share, that this cannot thereby create a figure exceeding basic EPS.
6 Working capital includes inventories, trade and other receivables and trade and other payables.
7 Net debt comprises cash and cash equivalents, bank overdrafts repayable on demand and interest bearing loans, and borrowings and convertible bond grossed up for capitalised fees.
8 Financial derivative liabilities include the fair value adjustment for the embedded derivative in the convertible bond as non-current and for 2006 a current derivative liability in respect of forward price agreements for by-product metals.
9 Other sundry net assets comprise employee benefits and non-current other receivables.

Summary Consolidated Cash Flow
for the year ended 30 September

	2006 $m	2005 $m
Cash flow from operations	**722**	377
Interest and finance costs	**(31)**	(27)
Tax paid	**(185)**	(79)
Trading cash flow	**506**	271
Capital expenditure	**(182)**	(190)
Proceeds from disposal of assets held for sale	**28**	–
Dividends received from associate	**–**	2
Dividends paid to minority	**(62)**	(27)
Free cash flow	**290**	56
Acquisitions[1]	**(14)**	(212)
Financial investments	**(36)**	1
Shares issued	**15**	6
Equity dividends paid	**(124)**	(102)
Cash inflow/(outflow)	**131**	(251)
Opening net debt	**(585)**	(272)
Exchange	**(4)**	(2)
Net debt in subsidiaries acquired	**–**	(60)
Closing net debt	**(458)**	(585)
Trading cash flow (cents per share)	**354.9**	191.2
Free cash flow (cents per share)	**203.4**	39.5

1 2005 comparative includes $15 million on non-current intangible assets acquired in 2005.

Consolidated Group Five Year Financial Record
for the year ended 30 September

	2006 IFRS $m	2005 IFRS[iii] $m	2004 UKGAAP[i] $m	2003[ii] UKGAAP[i] $m	2002[ii] UKGAAP $m
Income statement:					
Revenue	**1,855**	1,128	1,030	779	697
Operating profit (excluding associate and joint venture)	**842**	350	304	298	333
Underlying operating profit (excluding associate and joint venture)	**830**	362	262	298	333
Profit before taxation	**633**	319	290	291	332
Underlying profit before taxation	**827**	339	290	269	332
Attributable profit for the year	**313**	158	125	74	185
Underlying attributable profit for the year	**445**	168	137	123	150
Basic earnings per share (cents)	**219.5**	111.5	88.4	52.5	121.5
Underlying earnings per share (cents)	**312.1**	118.5	96.9	87.2	98.5
Balance sheet:					
Non-current assets – property, plant and equipment	**1,463**	1,339	1,370	983	887
Non-current assets – other	**677**	559	133	292	294
Net current assets/(liabilities)	**279**	40	13	79	(6)
Net debt	**(458)**	(585)	(275)	(197)	(155)
Equity shareholders' funds	**1,089**	838	744	645	671
Equity shareholders' funds per share (cents)	**764**	591	525	457	476
Cost of dividend paid	**124**	102	102	101	101
Dividends per share paid (cents)	**87.0**	72.0	72.0	72.0	72.0
Dividend in respect of the year per share (cents)	**100.0**	72.0	72.0	72.0	72.0
Cashflow:					
Cash flow from operating activities (trading cash flow)	**506**	279	324	227	181
Free cash flow	**290**	56	100	68	(7)
Trading cash flow per share (cents)	**354.9**	191.2	229.2	161.0	118.9
Free cash flow per share (cents)	**203.4**	39.5	70.7	48.2	(4.6)

Footnotes:
i For the years ended 30 September 2002 to 2004, the information has been presented on a UK GAAP basis. The nature of the adjustments that would be required to restate this information on an IFRS basis are presented in note 35 to the financial statements.
ii The 2003 and 2002 figures were restated in 2004 to show the investment in the Lonmin Employee Share Ownership Plan as a deduction from equity shareholders' funds.
ii The balance sheet as at 30 September 2005 has been restated following the finalisation of fair values arising on the acquisition of Southern Platinum Corporation as disclosed in note 33 to the financial statements.

Corporate Information


K3 shaft, Marikana

We would like to thank all those employees and community members whose photographs appear in this document.

Front cover photograph reproduced with permission from Georgia Wiseman

Designed and produced by **Emperor Design Consultants Ltd**

Photography by **Kevin Rudham**

Printed by **Corporateink**

Printed on Revive Special Silk environmentally-friendly paper using vegetable oil based inks.

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Company Secretary and Registered Office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
Tel: +44 (0)20 7201 6000
Fax: +44 (0)20 7201 6100
E-mail: contact@lonmin.com
www.lonmin.com

Registered in England and Wales
Company number 103002

Investor Relations
Alexandra Shorland-Ball
(Vice President, Investor Relations & Communications)

Stockbrockers
United Kingdom:
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA
Tel: +44 (0)20 7588 2828
Fax: +44 (0)20 7155 9000

Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB
Tel: +44 (0)20 7986 4000
Fax: +44 (0)20 7986 2266

South Africa:
JPMorgan Equities Limited
1 Friker Road
Illovo
Johannesburg 2196
South Africa
Tel: +27 (0)11 507 0430
Fax: +27 (0)11 507 0502

North America:
BMO Capital Markets
1 First Canadian Place
5th Floor PO Box 150
Toronto
Ontario M5X 1H3
Tel: +1 416 359 4001
Fax: +1 416 359 4417
Web: www.bmo.com

External Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB
United Kingdom
Tel: +44 (0)20 7311 1000
Fax: +44 (0)20 7311 3311

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

UK Callers:
Tel: 0870 600 3970
Fax: 0870 600 3980
International Callers:
Tel: +44 (0)121 415 7047
Fax: +44 (0)1903 833371
Web: www.shareview.co.uk

Computershare Investor Services 2004 Pty Limited
Postal address:
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5217 or 7707

Physical address:
70 Marshall Street
2001 Johannesburg
South Africa

ADR Depository
The Bank of New York
ADR Shareholder Enquiries Dept.
PO Box 11258
Church Street Station
New York
NY 10286
USA

US Callers:
Tel: 1-888-BNY-ADRS (Toll free)
International Callers:
Tel: +1 212 815 3700
E-mail: shareowners@bankofny.com

ISA Provider
Rensburg Sheppards Investment Management Limited
Corporate PEP and ISA Administration
The Plaza
100 Old Hall Street
Liverpool
L3 9AB
Tel: +44 (0)151 237 2160
Fax: +44 (0)151 255 1742

LONMIN

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

Sir John Craven
Chairman

November 2004

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Bradford A Mills
Chief Executive

Our values

Zero Harm
We are committed to Zero Harm to people and the environment.

Integrity, honesty and trust
We are committed, ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect for each other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee self-worth
To enhance the quality of life for our employees and their families and promote self-esteem.

Lonmin Plc
4 Grosvenor Place, London SW1X 7YL
www.lonmin.com